Semiannual Report

March 31, 2016

	Ticker			
	Class A	Class B	Class C	Class Y
Fixed Income Funds				
Waddell & Reed Advisors Bond Fund	UNBDX	WBABX	WCABX	WYABX
Waddell & Reed Advisors Global Bond Fund	UNHHX	WGBBX	WGBCX	WGBYX
Waddell & Reed Advisors Government Securities Fund	UNGVX	WGVBX	WGVCX	WGVYX
Waddell & Reed Advisors High Income Fund	UNHIX	WBHIX	WCHIX	WYHIX
Waddell & Reed Advisors Municipal Bond Fund	UNMBX	WBMBX	WCMBX	
Waddell & Reed Advisors Municipal High Income Fund	UMUHX	WBMHX	WCMHX	
Money Market Fund				
Waddell & Reed Advisors Cash Management	UNCXX	WCBXX	WCCXX	



CONTENTS

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Waddell & Reed Advisors Funds prospectus, or summary prospectus, and current performance information, including current Lipper ranking information.

PRESIDENT'S LETTER
Waddell & Reed Advisors Funds

MARCH 31, 2016 (UNAUDITED)



Henry J. Herrmann, CFA

Dear Shareholder,

Since our last report to you six months ago, the financial markets experienced further volatility, despite moderate economic growth in the U.S. What's causing the fluctuations?

The simple answer is financial markets dislike uncertainty. In recent months we've been faced with significant uncertainty around numerous issues, including:

- central bank actions;

- politics in the U.S., specifically surrounding the presidential election;

- credit concerns in the energy sector;

- very slow growth in Europe and Japan;

- credit quality issues in important emerging economies, including China;

- the U.K.'s June vote on exiting the European Union; and

- fluctuations in currencies.

Amid the uncertain backdrop, the U.S. economic expansion has remained relatively good. Our investment team believes the U.S. is the bright spot, supported primarily by the U.S. consumer, who is benefitting from lower energy prices and lower inflation in general. The improved labor market allows for better demand for cars, homes, furnishings and various consumer goods.

When interest rates in the U.S. will rise, and by how much, remains an area of focus for the financial markets. Markets reacted negatively when the Federal Reserve raised rates slightly in December 2015 and seemed to imply more increases were likely. Since then, the Fed seems to have moderated its tightening plans. It's clear the Fed has become attuned to very sluggish global growth. Future rate increases in the U.S. will be very slow to develop, with job growth and inflation being the most important determinants of central bank policy.

Overseas, the European Central Bank and Bank of Japan are actively engaged in aggressive easing. As of yet, these steps are not leading to strengthening economic activity.

China, in the face of economic softening, has turned toward more aggressive stimulus. We believe moderate economic acceleration is likely in China in 2016, which should be beneficial to broader global growth.

While challenges remain, we do see potential catalysts for growth in several areas and industries, and our team continues to seek investment opportunities around the globe.

Economic Snapshot

	3/31/16	9/30/15
S&P 500 Index	2,059.74	1,920.03
MSCI EAFE Index	1,652.04	1,644.40
10-Year Treasury Yield	1.78%	2.06%
U.S. unemployment rate	5.0%	5.1%
30-year fixed mortgage rate	3.71%	3.86%
Oil price per barrel	$ 38.34	$ 45.09

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Waddell & Reed Advisors Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Expense Example

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, exchange fees and account fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2016.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. Fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Savings Incentive Match Plan for Employees (SIMPLE) IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. With limited exceptions, for Class A and Class C shares, if your Fund account balance is below $650 on the Friday prior to the last full week of September of each year, the account will be assessed an account fee of $20. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), exchange fees or account fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 5 to the Financial Statements for further information.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 9-30-15	Ending Account Value 3-31-16	Expenses Paid During Period*	Beginning Account Value 9-30-15	Ending Account Value 3-31-16	Expenses Paid During Period*	
Bond Fund							
Class A	$1,000	$1,026.20	$ 4.86	$1,000	$1,020.16	$ 4.85	0.97%
Class B**	$1,000	$1,019.70	$11.82	$1,000	$1,013.26	$11.78	2.35%
Class C	$1,000	$1,023.30	$ 9.51	$1,000	$1,015.64	$ 9.47	1.87%
Class Y	$1,000	$1,029.00	$ 3.35	$1,000	$1,021.65	$ 3.34	0.67%
Cash Management							
Class A	$1,000	$1,000.10	$ 1.80	$1,000	$1,023.22	$ 1.82	0.35%
Class B**	$1,000	$1,000.00	$ 1.80	$1,000	$1,023.24	$ 1.82	0.35%
Class C**	$1,000	$1,000.00	$ 1.70	$1,000	$1,023.26	$ 1.72	0.35%
Global Bond Fund							
Class A	$1,000	$1,020.50	$ 6.06	$1,000	$1,019.00	$ 6.06	1.20%
Class B**	$1,000	$1,013.60	$12.79	$1,000	$1,012.26	$12.78	2.55%
Class C	$1,000	$1,016.50	$10.38	$1,000	$1,014.74	$10.38	2.05%
Class Y	$1,000	$1,022.30	$ 4.04	$1,000	$1,020.96	$ 4.04	0.81%

Waddell & Reed Advisors Funds

(UNAUDITED)

Fund	Actual(1)			Hypothetical(2)			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 9-30-15	Ending Account Value 3-31-16	Expenses Paid During Period*	Beginning Account Value 9-30-15	Ending Account Value 3-31-16	Expenses Paid During Period*	
Government Securities Fund							
Class A	$1,000	$1,016.10	$ 5.14	$1,000	$1,019.87	$ 5.15	1.03%
Class B**	$1,000	$1,010.20	$11.06	$1,000	$1,014.03	$11.08	2.19%
Class C	$1,000	$1,011.70	$ 9.56	$1,000	$1,015.53	$ 9.57	1.89%
Class Y	$1,000	$1,017.70	$ 3.53	$1,000	$1,021.45	$ 3.54	0.71%
High Income Fund							
Class A	$1,000	$ 981.70	$ 5.15	$1,000	$1,019.82	$ 5.25	1.04%
Class B**	$1,000	$ 975.60	$11.26	$1,000	$1,013.59	$11.48	2.29%
Class C	$1,000	$ 977.80	$ 9.10	$1,000	$1,015.81	$ 9.27	1.84%
Class Y	$1,000	$ 983.20	$ 3.67	$1,000	$1,021.25	$ 3.74	0.75%
Municipal Bond Fund							
Class A	$1,000	$1,027.80	$ 4.36	$1,000	$1,020.73	$ 4.34	0.86%
Class B**	$1,000	$1,023.00	$ 9.10	$1,000	$1,015.97	$ 9.07	1.81%
Class C	$1,000	$1,023.40	$ 8.70	$1,000	$1,016.39	$ 8.67	1.72%
Municipal High Income Fund							
Class A	$1,000	$1,022.30	$ 4.35	$1,000	$1,020.69	$ 4.34	0.86%
Class B**	$1,000	$1,017.40	$ 9.18	$1,000	$1,015.88	$ 9.17	1.82%
Class C	$1,000	$1,018.10	$ 8.58	$1,000	$1,016.52	$ 8.57	1.70%

Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended March 31, 2016, and divided by 366.

***These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.*

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads or exchange fees.

PORTFOLIO HIGHLIGHTS
Bond Fund

ALL DATA IS AS OF MARCH 31, 2016 (UNAUDITED)

Asset Allocation

Bonds	**96.6%**
Corporate Debt Securities	66.2%
United States Government and Government Agency Obligations	26.9%
Municipal Bonds – Taxable	1.6%
Other Government Securities	1.0%
Asset-Backed Securities	0.8%
Mortgage-Backed Securities	0.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**3.4%**

Lipper Rankings

Category: Lipper Corporate Debt Funds A Rated	Rank	Percentile
1 Year	7/47	15
3 Year	36/42	84
5 Year	30/38	77
10 Year	23/31	72

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

Quality Weightings

Investment Grade	**86.4%**
AAA	1.1%
AA	28.0%
A	25.3%
BBB	32.0%
Non-Investment Grade	**10.2%**
BB	4.5%
Below CCC	0.1%
Non-rated	5.6%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**3.4%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

6 SEMIANNUAL REPORT **2016**

Bond Fund *(in thousands)*

ASSET-BACKED SECURITIES	Principal	Value
Air Canada Enhanced Equipment Trust Series 2015-2, Class AA, 3.750%, 12-15-27 (A)	$4,000	$ 3,990
American Airlines, Inc., Class AA Pass Through Certificates, Series 2016-1, 3.575%, 1-15-28	6,000	6,165
TOTAL ASSET-BACKED SECURITIES – 0.8%		**$10,155**

(Cost: $10,000)

CORPORATE DEBT SECURITIES	Principal	Value
Consumer Discretionary		
Advertising – 0.3%		
Omnicom Group, Inc., 3.600%, 4-15-26	4,000	4,099
Apparel, Accessories & Luxury Goods – 0.7%		
Hanesbrands, Inc., 6.375%, 12-15-20	7,758	8,029
Auto Parts & Equipment – 0.4%		
BorgWarner, Inc., 3.375%, 3-15-25	5,000	4,901
Automobile Manufacturers – 0.2%		
General Motors Co., 6.600%, 4-1-36	2,651	2,918
Cable & Satellite – 2.2%		
Comcast Cable Communications, Inc., 8.500%, 5-1-27	5,250	7,384
DIRECTV Holdings LLC and DIRECTV Financing Co., Inc.:		
5.000%, 3-1-21	6,750	7,531
3.800%, 3-15-22	2,881	3,038
3.950%, 1-15-25	3,365	3,499
Time Warner Cable, Inc., 5.850%, 5-1-17	5,035	5,249
		26,701
Department Stores – 0.6%		
May Department Stores Co. (The), 7.450%, 10-15-16	6,600	6,813
Education Services – 0.3%		
Trustees of Princeton University (The), 4.950%, 3-1-19	3,000	3,319
Footwear – 0.3%		
NIKE, Inc., 3.875%, 11-1-45	4,000	4,186
Home Improvement Retail – 0.3%		
Home Depot, Inc. (The), 4.400%, 4-1-21	3,135	3,512

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Homebuilding – 0.5%		
Toll Brothers Finance Corp., 4.375%, 4-15-23	$6,445	$ 6,300
Housewares & Specialties – 0.7%		
Newell Rubbermaid, Inc.:		
4.200%, 4-1-26	5,000	5,230
5.375%, 4-1-36	3,000	3,186
		8,416
Internet Retail – 0.2%		
Amazon.com, Inc., 4.800%, 12-5-34	2,470	2,764
Movies & Entertainment – 0.4%		
Walt Disney Co. (The), 4.125%, 6-1-44	4,000	4,291
Restaurants – 0.2%		
McDonalds Corp., 5.350%, 3-1-18	2,360	2,540
Total Consumer Discretionary – 7.3%		**88,789**
Consumer Staples		
Brewers – 1.1%		
Anheuser-Busch Inbev Finance, Inc. (GTD by AB INBEV/BBR/COB):		
3.650%, 2-1-26	2,665	2,802
4.700%, 2-1-36	6,000	6,486
4.900%, 2-1-46	3,500	3,911
		13,199
Drug Retail – 0.4%		
CVS Health Corp., 2.800%, 7-20-20	4,450	4,620
Food Distributors – 0.3%		
Sysco Corp., 3.300%, 7-15-26	4,000	4,047
Food Retail – 0.1%		
Kroger Co. (The), 6.400%, 8-15-17	1,080	1,154
Household Products – 0.6%		
Kimberly-Clark Corp., 2.750%, 2-15-26	4,000	4,090
Procter & Gamble Co. (The), 2.700%, 2-2-26	3,000	3,082
		7,172
Packaged Foods & Meats – 1.1%		
General Mills, Inc., 1.400%, 10-20-17	1,300	1,308
Mead Johnson Nutrition Co., 4.125%, 11-15-25	4,000	4,249

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Packaged Foods & Meats (Continued)		
Tyson Foods, Inc. (GTD by Tyson Fresh Meats, Inc.), 2.650%, 8-15-19	$ 7,765	$ 7,965
		13,522
Soft Drinks – 1.0%		
Coca-Cola Co. (The), 2.875%, 10-27-25	8,000	8,326
PepsiCo, Inc., 2.850%, 2-24-26	4,000	4,108
		12,434
Tobacco – 0.3%		
Philip Morris International, Inc., 1.375%, 2-25-19	3,500	3,512
Total Consumer Staples – 4.9%		**59,660**
Energy		
Oil & Gas Equipment & Services – 1.5%		
Enterprise Products Operating LLC (GTD by Enterprise Products Partners L.P.), 6.500%, 1-31-19	5,000	5,479
Halliburton Co.:		
3.375%, 11-15-22	1,000	1,018
6.750%, 2-1-27	4,950	6,017
Schlumberger Holding Corp., 3.625%, 12-21-22 (A)	5,000	5,146
		17,660
Oil & Gas Exploration & Production – 2.5%		
BP Capital Markets plc (GTD by BP plc), 1.674%, 2-13-18	10,500	10,514
ConocoPhillips Co. (GTD by ConocoPhillips), 4.150%, 11-15-34	4,650	4,156
Devon Energy Corp., 5.850%, 12-15-25	4,000	3,863
EQT Corp., 8.125%, 6-1-19	8,081	8,710
Occidental Petroleum Corp., 3.400%, 4-15-26	2,500	2,519
		29,762
Oil & Gas Storage & Transportation – 1.6%		
Copano Energy LLC and Copano Energy Finance Corp., 7.125%, 4-1-21	1,789	1,839
El Paso Corp., 7.000%, 6-15-17	1,000	1,049
Plains All American Pipeline L.P. and PAA Finance Corp., 3.600%, 11-1-24	4,469	3,856

Bond Fund *(in thousands)* MARCH 31, 2016 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Storage & Transportation (Continued)		
Sunoco Logistics Partners Operations L.P. (GTD by Sunoco Logistics Partners L.P.), 4.400%, 4-1-21	$ 7,000	$ 6,877
Tennessee Gas Pipeline Co., 7.000%, 3-15-27	6,000	6,301
		19,922
Total Energy – 5.6%		**67,344**
Financials		
Asset Management & Custody Banks – 1.7%		
Ares Capital Corp., 3.875%, 1-15-20	11,635	11,926
Legg Mason, Inc., 4.750%, 3-15-26	8,000	8,115
		20,041
Consumer Finance – 4.1%		
American Express Credit Corp., 1.875%, 11-5-18	4,000	4,025
Capital One Financial Corp., 4.200%, 10-29-25	5,500	5,571
Capital One N.A., 2.400%, 9-5-19	4,000	3,990
Discover Financial Services, 3.950%, 11-6-24	8,200	8,107
Ford Motor Credit Co. LLC, 3.200%, 1-15-21	8,000	8,184
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.):		
3.100%, 1-15-19	2,000	2,035
3.500%, 7-10-19	3,400	3,487
4.200%, 3-1-21	4,500	4,650
4.000%, 1-15-25	2,000	1,943
Total System Services, Inc., 3.800%, 4-1-21	2,500	2,572
Western Union Co. (The), 3.650%, 8-22-18	5,000	5,132
		49,696
Diversified Banks – 5.1%		
Bank of America Corp.:		
4.200%, 8-26-24	4,500	4,581
3.875%, 8-1-25	1,500	1,561
6.300%, 12-29-49	2,000	2,065
Bank of New York Mellon Corp. (The), 2.500%, 4-15-21	5,000	5,101
Bank of Nova Scotia (The), 1.250%, 4-11-17	5,920	5,933
Danske Bank A.S., 2.800%, 3-10-21(A)	1,000	1,016
Fifth Third Bank, 3.850%, 3-15-26	4,000	4,102
HSBC Holdings plc, 4.300%, 3-8-26	4,000	4,125

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Banks (Continued)		
Huntington Bancshares, Inc., 3.150%, 3-14-21	$ 5,000	$ 5,074
KeyBank N.A., 2.350%, 3-8-19	4,000	4,037
Royal Bank of Canada:		
2.350%, 10-30-20	4,000	4,052
2.500%, 1-19-21	7,000	7,151
4.650%, 1-27-26	3,000	3,045
U.S. Bank N.A., 1.350%, 1-26-18	8,000	8,023
Wells Fargo & Co., 4.900%, 11-17-45	2,000	2,145
		62,011
Health Care REITs – 0.5%		
Health Care REIT, Inc., 4.000%, 6-1-25	5,700	5,706
Industrial REITs – 0.9%		
Aircastle Ltd.:		
5.500%, 2-15-22	8,409	8,772
5.000%, 4-1-23	1,660	1,668
		10,440
Investment Banking & Brokerage – 3.3%		
Credit Suisse Group Funding (Guernsey) Ltd., 3.125%, 12-10-20 (A)	4,500	4,477
Goldman Sachs Group, Inc. (The):		
2.550%, 10-23-19	6,500	6,604
2.875%, 2-25-21	4,000	4,072
4.250%, 10-21-25	4,000	4,066
Merrill Lynch & Co., Inc., 6.400%, 8-28-17	5,969	6,345
Morgan Stanley:		
4.875%, 11-1-22	2,000	2,174
3.875%, 1-27-26	12,000	12,523
		40,261
Life & Health Insurance – 2.3%		
Aflac, Inc., 3.625%, 11-15-24	9,250	9,642
Manulife Financial Corp., 4.150%, 3-4-26	4,000	4,087
MetLife, Inc., 3.600%, 11-13-25	3,000	3,075
New York Life Global Funding, 1.550%, 11-2-18 (A)	4,000	4,010
Principal Life Global Funding II, 2.625%, 11-19-20 (A)	7,000	7,099
		27,913
Multi-Line Insurance – 1.1%		
American International Group, Inc.:		
3.300%, 3-1-21	5,000	5,114
3.900%, 4-1-26	8,000	8,030
		13,144

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Other Diversified Financial Services – 5.1%		
Citigroup, Inc.:		
2.700%, 3-30-21	$ 4,000	$ 4,031
3.700%, 1-12-26	2,000	2,053
4.450%, 9-29-27	10,000	10,067
Fidelity National Financial, Inc., 6.600%, 5-15-17	11,430	11,953
JPMorgan Chase & Co.:		
2.550%, 10-29-20	3,000	3,042
2.550%, 3-1-21	4,000	4,037
3.300%, 4-1-26	5,000	5,042
4.950%, 6-1-45	1,000	1,056
TIAA Asset Management Finance Co. LLC, 4.125%, 11-1-24 (A)	9,600	9,925
USAA Capital Corp., 2.450%, 8-1-20 (A)	10,030	10,277
		61,483
Property & Casualty Insurance – 0.7%		
Berkshire Hathaway, Inc.:		
2.750%, 3-15-23	3,000	3,061
3.125%, 3-15-26	5,500	5,653
		8,714
Regional Banks – 1.3%		
PNC Bank N.A.:		
1.500%, 2-23-18	4,500	4,505
1.950%, 3-4-19	2,000	2,022
2.450%, 11-5-20	4,000	4,070
3.300%, 10-30-24	5,500	5,749
		16,346
Specialized REITs – 0.1%		
Crown Castle International Corp., 5.250%, 1-15-23	844	907
Total Financials – 26.2%		**316,662**
Health Care		
Biotechnology – 0.6%		
Amgen, Inc.:		
1.250%, 5-22-17	2,000	2,004
6.150%, 6-1-18	2,911	3,195
5.700%, 2-1-19	2,000	2,231
		7,430
Health Care Supplies – 1.1%		
Medtronic, Inc., 4.375%, 3-15-35	12,060	13,059
Pharmaceuticals – 1.9%		
AbbVie, Inc., 4.500%, 5-14-35	5,600	5,820
AstraZeneca plc, 3.375%, 11-16-25	5,000	5,182
Mylan, Inc., 1.350%, 11-29-16	10,194	10,124

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Pharmaceuticals (Continued)		
Perrigo Finance Unlimited Co. (GTD by Perrigo Co. plc),		
3.500%, 3-15-21	$ 2,000	$ 2,049
		23,175
Total Health Care – 3.6%		**43,664**
Industrials		
Aerospace & Defense – 1.4%		
BAE Systems Finance, Inc.,		
7.500%, 7-1-27 (A)	2,600	3,395
BAE Systems Holdings, Inc.:		
3.800%, 10-7-24 (A) . . .	5,000	5,129
3.850%, 12-15-25 (A) . .	3,000	3,088
4.750%, 10-7-44 (A) . . .	2,000	2,087
BAE Systems plc,		
3.500%, 10-11-16 (A) . .	509	515
Boeing Co. (The),		
1.650%, 10-30-20	2,500	2,501
		16,715
Air Freight & Logistics – 1.0%		
FedEx Corp.:		
3.250%, 4-1-26	4,000	4,101
4.750%, 11-15-45	8,000	8,469
		12,570
Airlines – 0.4%		
Southwest Airlines Co.,		
5.125%, 3-1-17	4,720	4,879
Electrical Components & Equipment – 0.9%		
WESCO Distribution, Inc.,		
5.375%, 12-15-21	10,352	10,456
Environmental & Facilities Services – 1.2%		
Republic Services, Inc.,		
3.800%, 5-15-18	4,000	4,171
Waste Management, Inc.,		
7.100%, 8-1-26	8,460	11,013
		15,184
Industrial Conglomerates – 0.6%		
General Electric Capital Corp.:		
0.964%, 4-15-16 (A) . . .	1,066	1,066
6.000%, 8-7-19	1,432	1,651
2.342%, 11-15-20 (A) . .	4,171	4,277
		6,994
Railroads – 0.2%		
Burlington Northern Santa Fe LLC,		
3.400%, 9-1-24	2,275	2,424
Trading Companies & Distributors – 0.7%		
HD Supply, Inc.,		
5.250%, 12-15-21 (A) . .	8,247	8,659
Total Industrials – 6.4%		**77,881**

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Information Technology		
Data Processing & Outsourced Services –1.5%		
Alliance Data Systems Corp.,		
5.250%, 12-1-17 (A) . . .	$ 8,428	$ 8,533
Visa, Inc.:		
2.800%, 12-14-22	4,000	4,176
3.150%, 12-14-25	5,500	5,744
		18,453
Electronic Manufacturing Services – 0.4%		
Jabil Circuit, Inc.,		
5.625%, 12-15-20	4,980	5,142
Internet Software & Services – 0.7%		
Alibaba Group Holding Ltd.,		
3.600%, 11-28-24	8,380	8,451
Semiconductors – 0.4%		
Intel Corp.,		
3.100%, 7-29-22	4,000	4,230
Systems Software – 1.0%		
CA, Inc.,		
5.375%, 12-1-19	6,195	6,777
Microsoft Corp.,		
2.650%, 11-3-22	5,000	5,201
		11,978
Technology Hardware, Storage & Peripherals – 0.9%		
Apple, Inc.,		
2.500%, 2-9-25	10,500	10,441
Total Information Technology – 4.9%		**58,695**
Materials		
Diversified Metals & Mining – 0.3%		
Glencore Funding LLC,		
3.125%, 4-29-19 (A) . . .	4,580	4,157
Specialty Chemicals – 0.6%		
Methanex Corp.,		
5.250%, 3-1-22	7,500	7,095
Total Materials – 0.9%		**11,252**
Telecommunication Services		
Integrated Telecommunication Services –1.3%		
Verizon Communications, Inc.,		
5.150%, 9-15-23	13,000	15,010
Wireless Telecommunication Service – 1.8%		
American Tower Corp.:		
5.900%, 11-1-21	12,000	13,714
4.400%, 2-15-26	2,000	2,116

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Wireless Telecommunication Service (Continued)		
Crown Castle Towers LLC:		
3.222%, 5-15-22 (A) . .	$ 2,000	$ 2,003
3.663%, 5-15-25 (A) . .	4,000	4,062
		21,895
Total Telecommunication Services – 3.1%		**36,905**
Utilities		
Electric Utilities – 1.0%		
Edison International,		
2.950%, 3-15-23	5,000	5,047
Kansas City Power & Light Co.,		
6.375%, 3-1-18	6,500	7,051
		12,098
Multi-Utilities – 2.0%		
Duke Energy Carolinas LLC:		
4.300%, 6-15-20	3,250	3,594
3.750%, 6-1-45	12,000	11,837
Duke Energy Indiana, Inc.,		
3.750%, 7-15-20	2,239	2,413
NorthWestern Corp.,		
6.340%, 4-1-19	5,600	6,339
		24,183
Water Utilities – 0.3%		
California Water Service Co.,		
5.875%, 5-1-19	3,000	3,359
Total Utilities – 3.3%		**39,640**
TOTAL CORPORATE DEBT SECURITIES – 66.2%		**$800,492**
(Cost: $779,549)		
MORTGAGE-BACKED SECURITIES		
Non-Agency REMIC/CMO – 0.1%		
MASTR Adjustable Rate Mortgage Trust 2005-1,		
2.836%, 3-25-35 (B) . . .	3,365	1,042
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004-1,		
2.751%, 2-25-34 (B) . . .	880	55
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004-3AC,		
2.699%, 3-25-34 (B) . . .	1,384	69
		1,166
TOTAL MORTGAGE-BACKED SECURITIES – 0.1%		**$ 1,166**
(Cost: $5,630)		

Bond Fund *(in thousands)*

MUNICIPAL BONDS – TAXABLE

	Principal	Value
Massachusetts – 0.4%		
MA Hlth and Edu Fac Auth, Rev Bonds, Harvard Univ Issue, Ser 2008C, 5.260%, 10-1-18	$ 3,985	$ 4,409
New York – 0.4%		
NYC Indl Dev Agy, Rental Rev Bonds (Yankee Stadium Proj), Ser 2009, 11.000%, 3-1-29 (A)	3,932	5,267
Ohio – 0.5%		
OH State Univ, Gen Receipts Bonds (Multiyear DebtIssuance Prog), Ser 2016A, 3.798%, 12-1-46	5,500	5,729
Pennsylvania – 0.3%		
Cmnwlth of PA, GO Bonds, Third Ser B of 2010 (Federally Taxable – Build America Bonds), 4.750%, 7-15-22	3,075	3,416
TOTAL MUNICIPAL BONDS – TAXABLE – 1.6%		**$18,821**

(Cost: $16,761)

OTHER GOVERNMENT SECURITIES (C)

	Principal	Value
Canada – 1.0%		
Province de Quebec, 7.140%, 2-27-26	9,365	12,586
TOTAL OTHER GOVERNMENT SECURITIES – 1.0%		**$12,586**

(Cost: $9,580)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

	Principal	Value
Agency Obligations – 0.7%		
Federal Farm Credit Bank, 4.600%, 1-29-20	7,500	8,422
Mortgage-Backed Obligations – 16.6%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO:		
2.790%, 6-25-22	2,000	2,076
5.000%, 5-15-23	1,305	1,406
4.500%, 5-15-32	278	279
4.000%, 10-15-35	2,375	2,447
3.000%, 10-15-36	11,282	11,688
4.000%, 11-15-36	1,880	1,980
4.500%, 8-15-39	2,148	2,232
4.881%, 7-25-44 (A)(B)	10,300	10,735
4.349%, 12-25-44 (A)(B)	17,760	18,824
4.255%, 1-25-45 (A)(B)	12,000	12,662
3.869%, 5-25-45 (A)(B)	4,000	4,073

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)

	Principal	Value
Mortgage-Backed Obligations (Continued)		
3.656%, 10-25-45 (A)(B)	$ 8,000	$ 8,159
3.502%, 11-25-45 (A)(B)	8,837	8,880
4.595%, 11-25-46 (A)(B)	8,250	8,845
5.167%, 2-25-47 (A)(B)	1,300	1,425
4.286%, 7-25-48 (A)(B)	8,650	8,846
4.423%, 12-25-48 (A)(B)	5,837	6,214
4.631%, 11-25-49 (A)(B)	1,620	1,737
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates, 3.500%, 1-1-29	2,379	2,515
Federal National Mortgage Association Agency REMIC/CMO:		
2.717%, 2-25-22	5,100	5,298
2.640%, 6-1-22	2,951	3,069
3.360%, 12-1-22	1,951	2,108
2.631%, 2-1-23	3,201	3,316
2.356%, 3-1-23	3,768	3,871
3.320%, 8-1-24	2,799	3,007
2.390%, 6-1-25	3,191	3,288
4.000%, 3-25-33	780	854
3.500%, 8-25-33	560	586
5.500%, 11-25-36 (D)	2,844	563
2.000%, 4-25-39	10,248	10,197
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
3.850%, 3-1-18	4,732	4,930
4.950%, 4-1-19	1,837	2,011
5.500%, 10-1-21	1,915	2,040
2.759%, 4-1-22	5,334	5,578
2.703%, 4-1-23	1,715	1,780
3.000%, 9-1-28	8,996	9,409
4.000%, 12-1-31	6,781	7,309
5.500%, 2-1-35	1,573	1,806
3.500%, 12-25-41	806	859
Government National Mortgage Association Agency REMIC/CMO:		
2.500%, 7-20-40	5,115	5,140
2.000%, 3-16-42	9,111	9,065
		201,107
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 17.3%		**$209,529**

(Cost: $209,010)

UNITED STATES GOVERNMENT OBLIGATIONS

	Principal	Value
Treasury Obligations – 9.6%		
U.S. Treasury Bonds:		
3.500%, 2-15-39	1,500	1,786
2.750%, 11-15-42	2,000	2,063
3.000%, 11-15-44	30,389	32,800
2.500%, 2-15-45	5,000	4,876
2.500%, 2-15-46	1,000	975

UNITED STATES GOVERNMENT OBLIGATIONS (Continued)

	Principal	Value
Treasury Obligations (Continued)		
U.S. Treasury Notes:		
2.750%, 2-28-18	$20,000	$ 20,766
1.750%, 5-15-22	6,000	6,102
1.625%, 11-15-22	15,000	15,117
2.000%, 8-15-25	31,081	31,689
		116,174
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 9.6%		**$ 116,174**

(Cost: $115,224)

SHORT-TERM SECURITIES

	Principal	Value
Commercial Paper (E) – 3.3%		
BorgWarner, Inc., 0.650%, 4-1-16	3,930	3,930
Harley-Davidson Financial Services (GTD by Harley-Davidson Credit Corp.), 0.500%, 4-27-16	10,000	9,996
McCormick & Co., Inc., 0.470%, 4-27-16	10,000	9,996
Rockwell Automation, Inc., 0.360%, 4-11-16	7,000	6,999
St. Jude Medical, Inc., 0.480%, 4-19-16	5,000	4,999
United Technologies Corp., 0.680%, 4-6-16	5,000	5,000
		40,920
Master Note – 0.2%		
Toyota Motor Credit Corp., 0.443%, 4-6-16 (F)	1,815	1,815
TOTAL SHORT-TERM SECURITIES – 3.5%		**$ 42,735**

(Cost: $42,734)

TOTAL INVESTMENT SECURITIES – 100.1%		**$1,211,658**

(Cost: $1,188,488)

LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)%		**(1,760)**

NET ASSETS – 100.0%		**$1,209,898**

Notes to Schedule of Investments

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2016 the total value of these securities amounted to $188,578 or 15.6% of net assets.

(B) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016.

(C) Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(D) Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(E) Rate shown is the yield to maturity at March 31, 2016.

(F) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Asset-Backed Securities	$ —	$ 10,155	$ —
Corporate Debt Securities	—	800,492	—
Mortgage-Backed Securities	—	1,166	—
Municipal Bonds	—	18,821	—
Other Government Securities	—	12,586	—
United States Government Agency Obligations	—	209,529	—
United States Government Obligations	—	116,174	—
Short-Term Securities	—	42,735	—
Total	$ —	$1,211,658	$ —

During the period ended March 31, 2016, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit
REIT = Real Estate Investment Trusts

See Accompanying Notes to Financial Statements.

Cash Management

Asset Allocation

Corporate Obligations	**71.3%**
Commercial Paper	39.6%
Notes	19.9%
Certificate Of Deposit	11.0%
Master Note	0.8%
Municipal Obligations	**15.8%**
United States Government and Government Agency Obligations	**13.6%**
Cash and Other Assets (Net of Liabilities)	**-0.7%**

Lipper Rankings

Category: Lipper Money Market Funds	Rank	Percentile
1 Year	40/160	25
3 Year	32/159	20
5 Year	27/153	18
10 Year	33/127	26

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Note – 0.5%		
U.S. Treasury Notes,		
0.470%, 4-2-16 (A) . . .	$ 7,500	$ 7,480
TOTAL UNITED STATES		
GOVERNMENT		
OBLIGATIONS – 0.5%		**$ 7,480**

(Cost: $7,480)

CORPORATE OBLIGATIONS

	Principal	Value
Certificate Of Deposit		
Banco del Estado de Chile:		
0.788%, 4-14-16 (A) . .	16,600	16,600
0.778%, 4-22-16 (A) . .	16,000	16,000
0.780%, 4-22-16 (A) . .	15,000	15,000
Bank of America N.A.,		
0.670%, 7-6-16	17,300	17,300
Bank of Montreal:		
0.781%, 4-7-16 (A) . . .	16,300	16,300
0.781%, 4-17-16 (A) . .	9,000	9,000
BMO Harris Bank N.A.,		
0.770%, 4-7-16 (A) . . .	24,000	24,000
Toyota Motor Credit Corp.,		
0.740%, 4-18-16 (A) . .	33,000	33,000
U.S. Bank National		
Association,		
0.540%, 4-21-16	15,000	15,000
Total Certificate Of		
Deposit – 11.0%		**162,200**
Commercial Paper (B)		
Air Products and		
Chemicals, Inc.,		
0.480%, 5-2-16	33,000	32,986
American Honda Finance		
Corp. (GTD by Honda		
Motor Co.),		
0.460%, 5-18-16	9,000	8,995
BMW U.S. Capital LLC		
(GTD by BMW AG),		
0.410%, 4-25-16	11,100	11,097
BorgWarner, Inc.,		
0.650%, 4-1-16	5,000	5,000
Coca-Cola Co. (The):		
0.840%, 11-14-16	8,600	8,555
1.000%, 1-5-17	8,600	8,533
Corporacion Andina		
de Fomento:		
0.360%, 4-15-16	20,350	20,347
0.370%, 4-18-16	25,000	24,995
0.450%, 5-2-16	10,000	9,996
0.500%, 6-1-16	16,000	15,987
Essilor International S.A.:		
0.500%, 4-1-16	9,775	9,775
0.430%, 4-4-16	18,000	17,999
0.470%, 4-7-16	8,000	7,999
0.450%, 4-14-16	27,500	27,496
0.490%, 4-25-16	10,000	9,997
J.M. Smucker Co. (The),		
0.650%, 4-1-16	7,300	7,300
John Deere Canada ULC		
(GTD by Deere & Co.),		
0.420%, 4-26-16	2,000	1,999

CORPORATE OBLIGATIONS (Continued)	Principal	Value
Commercial Paper (B) (Continued)		
John Deere Financial Ltd.		
(GTD by John Deere		
Capital Corp.),		
0.410%, 4-28-16	$10,000	$ 9,997
Kroger Co. (The),		
0.550%, 4-1-16	7,300	7,300
Malayan Banking Berhad		
(GTD by Wells Fargo		
Bank N.A.):		
0.640%, 4-20-16	8,500	8,497
0.440%, 5-5-16	2,800	2,798
0.700%, 5-9-16	6,300	6,295
0.690%, 5-19-16	16,800	16,784
0.500%, 6-1-16	850	849
0.490%, 6-16-16	24,100	24,065
Mondelez International,		
Inc.,		
0.570%, 4-1-16	7,300	7,300
Northern Illinois Gas Co.:		
0.570%, 4-5-16	17,600	17,599
0.570%, 4-12-16	26,630	26,625
0.570%, 4-13-16	28,800	28,795
Novartis Finance Corp.		
(GTD by Novartis AG),		
0.390%, 4-18-16	2,025	2,025
Pfizer, Inc.,		
0.490%, 5-11-16	10,300	10,294
River Fuel Co. #2, Inc.		
(GTD by Bank of Nova		
Scotia),		
0.550%, 4-29-16	36,461	36,445
River Fuel Funding Co.		
#3, Inc. (GTD by Bank		
of Nova Scotia),		
0.620%, 6-1-16	36,000	35,963
Roche Holdings, Inc.,		
0.430%, 4-18-16	14,000	13,997
Rockwell Automation, Inc.,		
0.360%, 4-11-16	7,000	6,999
St. Jude Medical, Inc.,		
0.720%, 4-1-16	7,300	7,300
The Regents of the Univ of		
CA, Commercial Paper		
Notes, Ser B (Taxable),		
0.420%, 4-11-16	5,000	4,999
W.W. Grainger, Inc.,		
0.390%, 4-27-16	4,500	4,499
Wisconsin Electric		
Power Co.:		
0.400%, 4-4-16	6,000	6,000
0.490%, 4-5-16	10,000	10,000
0.650%, 4-6-16	12,800	12,799
Wisconsin Gas LLC:		
0.400%, 4-8-16	36,000	35,997
0.400%, 4-12-16	8,209	8,208
Total Commercial Paper – 39.6%		**581,485**
Master Note		
Toyota Motor Credit Corp.,		
0.443%, 4-6-16 (A) . . .	12,335	12,335
Total Master Note – 0.8%		**12,335**

CORPORATE OBLIGATIONS (Continued)	Principal	Value
Notes		
American Honda		
Finance Corp.,		
1.010%, 5-26-16 (A) . .	$16,300	$ 16,311
Banco del Estado de		
Chile,		
0.780%, 4-26-16 (A) . .	19,500	19,500
Bank of Nova Scotia		
(The):		
1.140%, 4-17-16 (A) . .	8,500	8,510
0.780%, 4-19-16 (A) . .	38,000	38,000
BMO Harris Bank N.A.,		
0.890%, 4-18-16 (A) . .	22,000	22,000
GE Capital International		
Funding Co.,		
0.964%, 4-15-16	66,678	66,687
General Electric Co.		
(GTD by General		
Electric Co.),		
0.790%, 5-13-16 (A) . .	1,000	999
JPMorgan Chase Bank		
N.A.:		
0.780%, 4-22-16 (A) . .	9,100	9,100
0.840%, 6-7-16 (A) . . .	21,700	21,700
Rabobank Nederland,		
0.680%, 6-1-16 (A) . . .	9,000	9,000
Royal Bank of Canada:		
0.740%, 6-12-16 (A) . .	11,500	11,495
2.300%, 7-20-16	5,600	5,626
Toyota Motor		
Credit Corp.,		
0.630%, 4-14-16 (A) . .	16,000	16,000
Wells Fargo Bank N.A.:		
0.680%, 4-20-16 (A) . .	10,000	10,000
0.710%, 4-20-16 (A) . .	15,900	15,900
0.760%, 6-10-16 (A) . .	10,000	10,000
0.750%, 6-15-16 (A) . .	10,200	10,200
Total Notes – 19.9%		**291,028**
TOTAL CORPORATE		
OBLIGATIONS – 71.3%		**$1,047,048**

(Cost: $1,047,048)

MUNICIPAL OBLIGATIONS

	Principal	Value
California – 3.2%		
CA Pollutn Ctl Fin Auth,		
Pollutn Ctl Rfdg Rev		
Bonds (Pacific Gas		
and Elec Co.),		
Ser C (GTD by TD		
Bank N.A.),		
0.450%, 4-1-16 (A) . . .	2,000	2,000
CA Statewide Cmnty		
Dev Auth, Multifam		
Hsng Rev Bonds		
(Wyndover Apts), Ser		
2004 LL (GTD by		
FNMA),		
0.410%, 4-7-16 (A) . . .	12,500	12,500

Cash Management *(in thousands)* MARCH 31, 2016 (UNAUDITED)

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
California (Continued)		
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (The Crossings Sr Apts/Phase I), Ser 2005 I (GTD by FNMA), 0.410%, 4-7-16 (A)	$ 7,585	$ 7,585
Irvine Unif Sch Dist, Cmnty Fac Dist No. 09-1, Adj Rate Spl Tax Bonds, Ser 2014C-C (GTD by U.S. Bank N.A.), 0.360%, 4-1-16 (A)	2,000	2,000
San Francisco City and Cnty, Pub Util Comnty Water Rev, Series A1T (Taxable), (GTD by Royal Bank of Canada), 0.440%, 5-3-16	23,000	23,000
		47,085
Colorado – 0.9%		
Castle Rock, CO, Cert of Part, Ser 2008 (GTD by Wells Fargo Bank N.A.), 0.460%, 4-7-16 (A)	1,025	1,025
CO Hsng and Fin Auth, Multifam Hsng Rev Bonds (Greentree Vlg Apts Proj), Ser 2007 (GTD by U.S. Bank N.A.), 0.410%, 4-7-16 (A)	7,070	7,070
Sheridan Redev Agy CO Tax, Var Rfdg S Santa Fe Dr Corridor Redev PJ, Ser A-1 (GTD by JPMorgan Chase & Co.):		
0.460%, 4-7-16 (A)	4,000	4,000
0.600%, 4-7-16 (A)	800	800
		12,895
Florida – 0.1%		
FL Muni Power Agy, All-Requirements Power Supply Proj Var Rate Demand Rfdg Rev Bonds, Ser 2008C (GTD by Bank of America N.A.), 0.380%, 4-1-16 (A)	2,000	2,000
Georgia – 0.4%		
Muni Elec Auth GA, Gen Resolution Proj Bond Anticipation Notes, Ser B (Taxable), (GTD by TD Bank N.A.), 0.450%, 4-6-16	6,635	6,635
Illinois – 0.7%		
Elmhurst, IL, Adj Demand Rev Bonds, Joint Comsn on Accred of Hlthcare Org (GTD by JPMorgan Chase Bank N.A.), 0.410%, 4-7-16 (A)	4,690	4,690

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Illinois (Continued)		
IL Fin Auth, Var Rate Demand Rev Bonds (The Carle Fndtn), Ser 2009 (GTD by JPMorgan Chase Bank N.A.), 0.420%, 4-7-16 (A)	$ 5,245	$ 5,245
		9,935
Louisiana – 2.4%		
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2009A (GTD by Air Products and Chemicals, Inc.), 0.410%, 4-7-16 (A)	16,150	16,150
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2008A (GTD by Air Products and Chemicals, Inc.), 0.390%, 4-1-16 (A)	12,948	12,948
LA Pub Fac Auth, Var Rate Rev Rfdg Bonds (CHRISTUS Hlth), Ser 2009B-1 (GTD by Bank of New York (The)), 0.520%, 4-7-16 (A)	1,900	1,900
Parish of St. Bernard, LA, Exempt Fac Rev Bonds (Mobil Oil Corp. Proj), Ser 1996 (GTD by Exxon Mobil Corp.), 0.370%, 4-1-16 (A)	4,900	4,900
		35,898
Maryland – 0.2%		
MD Hlth and Higher Edu Fac Auth Rev Bonds, Anne Arundel Hlth Sys Issue, Ser 2009A (GTD by Toronto Dominion Bank), 0.400%, 4-7-16 (A)	2,400	2,400
Michigan – 0.2%		
MI Strategic Fund, Var Rate Demand Ltd. Oblig Rev Bonds (Air Prods and Chemicals, Inc. Proj), Ser 2007 (GTD by Air Prods and Chemicals, Inc.), 0.390%, 4-1-16 (A)	2,500	2,500
Mississippi – 0.8%		
MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007B (GTD by Chevron Corp.), 0.380%, 4-1-16 (A)	11,523	11,523

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Missouri – 0.4%		
Kansas City, MO, Var Rate Demand Taxable Spl Oblig Rfdg Bonds (President Hotel Redev Proj), Ser 2009B (GTD by JPMorgan Chase & Co.), 0.400%, 4-7-16 (A)	$ 5,310	$ 5,310
New Jersey – 0.6%		
Trap Rock Industries, Inc., Var Demand Bonds, Ser 2005 (GTD by Wachovia Bank N.A.), 0.430%, 4-7-16 (A)	8,173	8,173
New York – 2.5%		
NY Hsng Fin Agy, Related-Caroline Apt Hsng Rev Bonds, Ser 2008A (GTD by Federal Home Loan Mortgage Corp.), 0.410%, 4-7-16 (A)	14,000	14,000
NY State Hsng Fin Agy, Maestro West Chelsea Hsng Rev Bonds, Ser 2015B (GTD by Wells Fargo Bank N.A.), 0.450%, 4-7-16 (A)	12,000	12,000
NYC GO Bonds, Fiscal 2006 Ser E (GTD by Bank of America N.A.), 0.390%, 4-7-16 (A)	7,391	7,391
NYC Hsng Dev Corp., Multi-Fam Mtg Rev Bonds (Target V Apt), Ser 2006A (GTD by Citibank N.A.), 0.390%, 4-7-16 (A)	2,800	2,800
		36,191
Ohio – 0.0%		
Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2006 (GTD by U.S. Bank N.A.), 0.410%, 4-7-16 (A)	600	600
Oregon – 0.2%		
Hosp Fac Auth of Clackamas Cnty, OR, Rev Bonds (Legacy Hlth Sys), Ser 2008B (GTD by U.S. Bank N.A.), 0.400%, 4-7-16 (A)	3,595	3,595

MUNICIPAL OBLIGATIONS (Continued)

	Principal	Value
Pennsylvania – 0.5%		
EPC-Allentown, LLC, Incr Taxable Var Rate Demand Bonds, Ser 2005 (GTD by U.S. Bank N.A.), 0.430%, 4-7-16 (A)	$ 7,160	$ 7,160
Tennessee – 0.1%		
Johnson City, TN Hlth and Edu Fac, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2013A (GTD by U.S. Bank N.A.), 0.410%, 4-7-16 (A)	1,900	1,900
Texas – 2.3%		
Port Arthur Nav Dist Indl Dev Corp., Exempt Fac Var Rate Rev Bonds (Air Products Proj), Ser 2006 (GTD by Air Products and Chemicals, Inc.), 0.390%, 4-1-16 (A)	22,600	22,600
Port Arthur Nav Dist Indl Dev Corp., Exempt Fac Var Rate Rev Bonds (Air Prdts Proj), Ser 2005 (GTD by Air Products and Chemicals, Inc.), 0.390%, 4-1-16 (A)	11,525	11,525
		34,125

MUNICIPAL OBLIGATIONS (Continued)

	Principal	Value
Virginia – 0.1%		
Stafford County, Staunton Indl Dev Auth (VA) Rev Bonds, Ser 8-A2 (GTD by Bank of America N.A.), 0.440%, 4-6-16	$ 1,180	$ 1,180
Wyoming – 0.2%		
Uinta Cnty, WY, Pollutn Ctl Rfdg Rev Bonds (Chevron USA, Inc. Proj), Ser 1992 (GTD by Chevron Corp.), 0.370%, 4-1-16 (A)	2,369	2,369
TOTAL MUNICIPAL OBLIGATIONS – 15.8%		**$231,474**
(Cost: $231,474)		

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS

	Principal	Value
United States Government Agency Obligations – 13.1%		
Federal Home Loan Bank:		
0.720%, 2-17-17	16,300	16,300
0.790%, 3-30-17	6,750	6,750

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)

	Principal	Value
United States Government Agency Obligations (Continued)		
Overseas Private Investment Corp. (GTD by U.S. Government):		
0.360%, 4-6-16 (A)	$28,643	$ 28,643
0.400%, 4-6-16 (A)	45,601	45,601
0.400%, 4-6-16	3,000	3,000
0.400%, 4-7-16 (A)	84,850	84,850
0.400%, 4-29-16 (A)	7,100	7,100
		192,244
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 13.1%		**$ 192,244**
(Cost: $192,244)		
TOTAL INVESTMENT SECURITIES – 100.7%		**$1,478,246**
(Cost: $1,478,246)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.7)%		**(9,555)**
NET ASSETS – 100.0%		**$1,468,691**

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016. Date shown represents the date that the variable rate resets.

(B) Rate shown is the yield to maturity at March 31, 2016.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
United States Government Obligations	$ —	$ 7,480	$ —
Corporate Obligations	—	1,047,048	—
Municipal Obligations	—	231,474	—
United States Government and Government Agency Obligations	—	192,244	—
Total	$ —	$1,478,246	$ —

During the period ended March 31, 2016, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

FNMA = Federal National Mortgage Association
GTD = Guaranteed

See Accompanying Notes to Financial Statements.

Global Bond Fund

ALL DATA IS AS OF MARCH 31, 2016 (UNAUDITED)

Asset Allocation

Stocks	**6.1%**
Utilities	2.2%
Financials	1.2%
Energy	1.1%
Health Care	0.8%
Information Technology	0.8%
Bonds	**89.3%**
Corporate Debt Securities	63.0%
United States Government and Government Agency Obligations	21.8%
Other Government Securities	2.6%
Loans	1.9%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**4.6%**

Quality Weightings

Investment Grade	**44.6%**
AA	21.9%
A	3.8%
BBB	18.9%
Non-Investment Grade	**44.7%**
BB	22.7%
B	14.5%
CCC	3.8%
Non-rated	3.7%
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Equities	**10.7%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

Lipper Rankings

Category: Lipper Global Income Funds	Rank	Percentile
1 Year	166/208	80
3 Year	142/184	77
5 Year	90/135	67
10 Year	51/75	68

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**45.2%**
United States	36.7%
Mexico	4.3%
Panama	3.5%
Other North America	0.7%
Europe	**23.4%**
United Kingdom	6.7%
Luxembourg	5.2%
Netherlands	4.3%
Other Europe	7.2%
South America	**17.9%**
Brazil	6.1%
Argentina	4.8%
Chile	3.7%
Other South America	3.3%
Pacific Basin	**4.6%**
Bahamas/Caribbean	**2.8%**
Other	**1.5%**
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**4.6%**

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

Global Bond Fund *(in thousands)* MARCH 31, 2016 (UNAUDITED)

COMMON STOCKS	Shares	Value
Brazil		
Utilities – 0.9%		
Alupar Investimento S.A.	608	$ 2,489
Transmissora Alianca de Energia Eletrica S.A.	541	3,029
		5,518
Total Brazil – 0.9%		**$ 5,518**
Chile		
Utilities – 0.4%		
Aguas Andinas S.A.	3,909	2,233
Total Chile – 0.4%		**$ 2,233**
Panama		
Financials – 1.2%		
Banco Latinoamericano de Comercio Exterior S.A.	308	7,452
Total Panama – 1.2%		**$ 7,452**
United Kingdom		
Energy – 1.1%		
Royal Dutch Shell plc, Class A	261	6,324
Seadrill Partners LLC	209	729
		7,053
Total United Kingdom – 1.1%		**$ 7,053**
United States		
Health Care – 0.8%		
Bristol-Myers Squibb Co.	74	4,730
Information Technology – 0.8%		
Intel Corp.	151	4,879
Utilities – 0.9%		
PPL Corp.	155	5,906
Total United States – 2.5%		**$15,515**
TOTAL COMMON STOCKS – 6.1%		**$37,771**
(Cost: $43,134)		

CORPORATE DEBT SECURITIES	Principal	Value
Argentina		
Consumer Discretionary – 0.6%		
Arcos Dorados Holdings, Inc. 10.250%, 7-13-16 (A)	BRL14,475	3,744

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Energy – 1.7%		
Pan American Energy LLC:		
7.875%, 5-7-21	$1,650	$ 1,637
7.875%, 5-7-21 (B)	4,000	3,968
YPF Sociedad Anonima:		
8.875%, 12-19-18 (B)	3,900	4,056
8.500%, 3-23-21 (B)	750	751
		10,412
Industrials – 0.6%		
Aeropuertos Argentina 2000 S.A.:		
10.750%, 12-1-20 (B)	3,325	3,535
10.750%, 12-1-20	219	233
		3,768
Materials – 0.3%		
IRSA Inversiones y Representaciones S.A. 8.500%, 2-2-17	2,000	2,055
Utilities – 0.3%		
Transportadora de Gas del Sur S.A.:		
7.875%, 5-14-17 (B)	1,000	990
7.875%, 5-14-17	508	502
		1,492
Total Argentina – 3.5%		**$21,471**
Brazil		
Consumer Staples – 1.3%		
BFF International Ltd. 7.250%, 1-28-20 (B)	7,900	8,354
Energy – 0.0%		
Lancer Finance Co. (SPV) Ltd. 5.850%, 12-12-16 (B)(C)	735	—
Financials – 1.1%		
Banco Bradesco S.A. 4.125%, 5-16-16 (B)	6,800	6,800
Banco Cruzeiro do Sul S.A. 8.500%, 2-20-15 (B)(C)	7,500	300
		7,100
Industrials – 1.3%		
Embraer Overseas Ltd. 6.375%, 1-24-17	7,000	7,201
Odebrecht Drilling Norbe VII/IX Ltd. 6.350%, 6-30-21 (B)	1,727	544
		7,745
Materials – 1.2%		
Suzano Trading Ltd. 5.875%, 1-23-21 (B)	7,450	7,525

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Telecommunication Services – 0.3%		
OI S.A. 9.750%, 9-15-16 (A)	BRL16,500	$ 1,520
Total Brazil – 5.2%		**$32,244**
British Virgin Islands		
Energy – 0.5%		
QGOG Atlantic/Alaskan Rigs Ltd.:		
5.250%, 7-30-18 (B)	$ 3,568	2,658
5.250%, 7-30-18	502	374
		3,032
Financials – 0.5%		
Horsepower Finance Ltd. 2.100%, 3-3-17	3,200	3,212
Total British Virgin Islands – 1.0%		**$ 6,244**
Canada		
Financials – 0.7%		
Bank of Montreal 1.800%, 7-31-18	3,400	3,414
Royal Bank of Canada 2.500%, 1-19-21	750	766
		4,180
Total Canada – 0.7%		**$ 4,180**
Cayman Islands		
Consumer Staples – 0.5%		
Marfrig Overseas Ltd. 9.500%, 5-4-20 (B)	3,000	3,044
Financials – 0.3%		
Banco Bradesco S.A. 4.500%, 1-12-17 (B)	1,900	1,926
Industrials – 0.1%		
Odebrecht Offshore Drilling Finance 6.750%, 10-1-22 (B)	3,628	798
Telecommunication Services – 0.6%		
Sable International Finance Ltd. 6.875%, 8-1-22 (B)	3,600	3,600
Total Cayman Islands – 1.5%		**$ 9,368**
Chile		
Industrials – 1.3%		
Guanay Finance Ltd. 6.000%, 12-15-20 (B)	4,306	4,166
LATAM Airlines Group S.A. 7.250%, 6-9-20 (B)	4,300	3,956
		8,122

Global Bond Fund *(in thousands)* MARCH 31, 2016 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Materials – 2.0%		
Inversiones CMPC S.A. (GTD by Empresas CMPC S.A.):		
4.750%, 1-19-18 (B)	$10,450	$10,792
4.375%, 5-15-23 (B)	1,600	1,610
		12,402
Total Chile – 3.3%		$20,524
China		
Information Technology – 0.4%		
Alibaba Group Holding Ltd. 1.625%, 11-28-17	2,750	2,748
Total China – 0.4%		$ 2,748
Columbia		
Energy – 0.9%		
Empresas Publicas de Medellin E.S.P. 8.375%, 2-1-21 (A)	COP18,938,000	6,008
Financials – 0.6%		
Banco de Bogota S.A. 5.000%, 1-15-17 (B)	$ 3,680	3,726
Utilities – 1.1%		
Emgesa S.A. E.S.P. 8.750%, 1-25-21 (A)	COP20,786,000	6,642
Total Columbia – 2.6%		$16,376
France		
Financials – 0.6%		
Societe Generale S.A. 5.922%, 4-29-49 (B)	$ 4,000	3,960
Total France – 0.6%		$ 3,960
Hong Kong		
Telecommunication Services – 0.3%		
Hutchison Whampoa Ltd. 1.625%, 10-31-17 (B)	2,000	1,999
Total Hong Kong – 0.3%		$ 1,999
India		
Financials – 0.4%		
ICICI Bank Ltd. 4.750%, 11-25-16 (B)	$2,500	$2,547
Industrials – 0.6%		
Adani Ports and Special Economic Zone Ltd. 3.500%, 7-29-20 (B)	3,500	3,514
Utilities – 0.0%		
Tata Electric Co. 8.500%, 8-19-17	200	210
Total India – 1.0%		$6,271
Indonesia		
Utilities – 1.2%		
Majapahit Holding B.V. 7.750%, 10-17-16	7,400	7,641
Total Indonesia – 1.2%		$7,641
Ireland		
Energy – 0.3%		
Novatek Finance Ltd. 7.750%, 2-21-17 (A)(B)	RUB146,000	2,111
Financials – 0.7%		
MTS International Funding Ltd. 5.000%, 5-30-23 (B)	$2,400	2,322
VEB Finance Ltd. 5.375%, 2-13-17 (B)	2,125	2,152
		4,474
Industrials – 0.2%		
Russian Railways via RZD Capital Ltd. 8.300%, 4-2-19 (A)	RUB 68,000	957
Telecommunication Services – 0.4%		
Mobile TeleSystems OJSC 5.000%, 5-30-23	$2,300	2,225
Total Ireland – 1.6%		$9,767
Jamaica		
Telecommunication Services – 0.3%		
Digicel Group Ltd. 6.000%, 4-15-21 (B)	2,000	1,790
Total Jamaica – 0.3%		$1,790
Luxembourg		
Consumer Discretionary – 0.9%		
Altice S.A. 7.625%, 2-15-25 (B)	5,600	5,362
Financials – 2.4%		
OJSC Russian Agricultural Bank 5.100%, 7-25-18 (B)	6,200	6,299
VTB Capital S.A. 6.000%, 4-12-17 (B)	$8,770	$ 9,001
		15,300
Industrials – 0.2%		
Silver II Borrower SCA and Silver II U.S. Holdings 7.750%, 12-15-20 (B)	1,500	1,185
Information Technology – 1.7%		
BC Luxco 1 S.A.:		
7.375%, 1-29-20 (B)	9,600	8,856
7.375%, 1-29-20	2,000	1,845
		10,701
Total Luxembourg – 5.2%		$32,548
Mexico		
Consumer Discretionary – 0.8%		
Tenedora Nemak S.A. de C.V. 5.500%, 2-28-23 (B)	4,700	4,829
Financials – 0.6%		
Banco Santander S.A. 4.125%, 11-9-22 (B)	2,000	2,060
PLA Administradora Industrial 5.250%, 11-10-22 (B)	2,000	1,930
		3,990
Materials – 2.9%		
C5 Capital (SPV) Ltd. 4.908%, 12-29-49 (B)(D)	5,000	4,175
CEMEX S.A.B. de C.V.:		
6.500%, 12-10-19 (B)	9,600	9,876
7.250%, 1-15-21 (B)	3,750	3,900
		17,951
Total Mexico – 4.3%		$26,770
Netherlands		
Consumer Discretionary – 1.1%		
Myriad International Holdings B.V. 6.375%, 7-28-17 (B)	2,750	2,871
VTR Finance B.V. 6.875%, 1-15-24 (B)	3,802	3,727
		6,598
Consumer Staples – 0.3%		
Marfrig Holdings (Europe) B.V.:		
8.375%, 5-9-18 (B)	1,000	1,005
6.875%, 6-24-19 (B)	1,000	951
		1,956
Energy – 0.5%		
Petrobras Global Finance (GTD by Petroleo Brasileiro S.A.) 4.875%, 3-17-20	3,500	2,912

Global Bond Fund *(in thousands)* MARCH 31, 2016 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Materials – 0.6%		
Cimpor Financial Operations B.V. (GTD by InterCement Participacoes S.A. and InterCement Brasil S.A.) 5.750%, 7-17-24 (B)	$ 5,600	$ 4,060
Telecommunication Services – 0.3%		
VimpleCom Holdings B.V. 9.000%, 2-13-18 (A)(B)	RUB120,000	1,721
Utilities – 1.5%		
Listrindo Capital B.V. 6.950%, 2-21-19 (B)	$ 9,200	9,466
Total Netherlands – 4.3%		$26,713
Panama		
Financials – 2.3%		
Banco Latinoamericano de Comercio Exterior S.A. 3.750%, 4-4-17 (B)	13,800	14,028
Total Panama – 2.3%		$14,028
Peru		
Financials – 0.7%		
BBVA Banco Continental S.A. 3.250%, 4-8-18	500	508
InRetail Shopping Malls 5.250%, 10-10-21 (B)	3,600	3,591
		4,099
Total Peru – 0.7%		$ 4,099
Russia		
Industrials – 1.3%		
SCF Capital Ltd.:		
5.375%, 10-27-17 (B)	4,000	4,048
5.375%, 10-27-17	3,925	3,973
		8,021
Materials – 1.3%		
Steel Capital S.A. 6.250%, 7-26-16 (B)	5,400	5,456
Uralkali Finance Ltd. 3.723%, 4-30-18 (B)	3,000	2,947
		8,403
Total Russia – 2.6%		$16,424

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Singapore		
Consumer Staples – 2.2%		
Olam International Ltd.:		
5.750%, 9-20-17	$ 3,300	$ 3,428
7.500%, 8-12-20	9,150	10,075
		13,503
Telecommunication Services – 0.7%		
TBG Global Pte. Ltd. 4.625%, 4-3-18 (B)	4,400	4,411
Total Singapore – 2.9%		$17,914
Spain		
Financials – 0.7%		
Banco Bilbao Vizcaya Argentaria S.A. 9.000%, 5-29-49	4,400	4,521
Total Spain – 0.7%		$ 4,521
United Arab Emirates		
Financials – 0.7%		
ICICI Bank Ltd.:		
4.800%, 5-22-19 (B)	1,500	1,597
3.500%, 3-18-20 (B)	2,875	2,954
		4,551
Total United Arab Emirates – 0.7%		$ 4,551
United Kingdom		
Consumer Staples – 0.1%		
BAT International Finance plc 1.850%, 6-15-18 (B)	1,000	1,008
Financials – 5.0%		
Barclays plc 8.250%, 12-29-49	4,100	4,092
HSBC Holdings plc 5.625%, 12-29-49	3,100	2,978
Royal Bank of Scotland Group plc (The) 7.640%, 3-29-49	5,800	5,641
State Bank of India:		
4.125%, 8-1-17 (B)	2,400	2,465
3.250%, 4-18-18 (B)	11,825	12,034
3.622%, 4-17-19 (B)	3,600	3,715
		30,925
Materials – 0.5%		
Vedanta Resources plc 6.000%, 1-31-19 (B)	4,300	2,908
Total United Kingdom – 5.6%		$34,841
United States		
Consumer Discretionary – 0.8%		
B-Corp Merger Sub, Inc. 8.250%, 6-1-19	2,100	1,638
Globo Comunicacoe e Participacoes S.A. 5.307%, 5-11-22 (B)(D)	3,250	3,214
		4,852

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Staples – 1.0%		
Anheuser-Busch InBev S.A./N.V. 2.650%, 2-1-21	$2,000	$ 2,056
SABMiller Holdings, Inc. 2.200%, 8-1-18 (B)	2,800	2,863
Simmons Foods, Inc. 7.875%, 10-1-21 (B)	1,475	1,243
		6,162
Energy – 0.6%		
Brand Energy & Infrastructure Services 8.500%, 12-1-21 (B)	3,620	3,403
Financials – 3.0%		
Aircastle Ltd. 4.625%, 12-15-18	5,865	6,056
Citigroup, Inc. 8.400%, 4-29-49	3,675	4,033
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.) 3.000%, 9-25-17	3,600	3,632
UBS Preferred Funding Trust V 6.243%, 5-29-49	2,800	2,800
Wells Fargo & Co. 7.980%, 3-29-49	2,200	2,277
		18,798
Health Care – 0.4%		
Fresenius U.S. Finance II, Inc.:		
4.250%, 2-1-21 (B)	300	308
4.500%, 1-15-23 (B)	2,250	2,284
		2,592
Industrials – 0.7%		
TransDigm, Inc. 6.000%, 7-15-22	4,606	4,589
Information Technology – 0.9%		
Alliance Data Systems Corp. 5.250%, 12-1-17 (B)	4,350	4,404
Micron Technology, Inc. 5.875%, 2-15-22	1,400	1,211
		5,615
Materials – 0.5%		
Hillman Group, Inc. (The) 6.375%, 7-15-22 (B)	3,777	3,154
Telecommunication Services – 2.6%		
American Tower Corp. 3.400%, 2-15-19	5,100	5,233
T-Mobile USA, Inc. 6.000%, 3-1-23	8,120	8,323

Global Bond Fund *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Telecommunication Services (Continued)		
Verizon Communications, Inc.		
2.625%, 2-21-20	$2,307	$ 2,374
		15,930
Total United States – 10.5%		**$ 65,095**
TOTAL CORPORATE DEBT SECURITIES – 63.0%		**$392,087**
(Cost: $436,193)		

OTHER GOVERNMENT SECURITIES (E)

	Principal	Value
Argentina – 1.3%		
City of Buenos Aires		
9.950%, 3-1-17 (B)	2,100	2,195
Province of Buenos Aires		
9.950%, 6-9-21	5,454	5,726
		7,921
Russia – 0.5%		
Russian Federation		
3.500%, 1-16-19 (B) . . .	3,000	3,015
Supranational – 0.8%		
Central American Bank for Economic Integration		
3.875%, 2-9-17 (B)	5,300	5,337
TOTAL OTHER GOVERNMENT SECURITIES – 2.6%		**$ 16,273**
(Cost: $15,566)		

LOANS (D)

	Principal	Value
United States		
Energy – 0.1%		
Empresas ICA S.A.		
7.595%, 6-20-17	1,883	471
Industrials – 1.1%		
TransDigm, Inc.		
3.750%, 2-28-20	7,203	7,100
Information Technology – 0.4%		
Magic Newco LLC		
5.000%, 12-12-18	2,177	2,175
Materials – 0.3%		
BakerCorp International		
4.250%, 2-7-20	1,994	1,785
Total United States – 1.9%		**$ 11,531**
TOTAL LOANS – 1.9%		**$ 11,531**
(Cost: $13,217)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

	Principal	Value
United States – 0.2%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO:		
5.000%, 5-15-18 (F) . . .	$ 59	$ 2
5.500%, 3-15-23 (F) . . .	9	1
4.000%, 7-15-23 (F) . . .	504	4
4.000%, 2-15-24 (F) . . .	109	4
4.000%, 4-15-24 (F) . . .	539	47
5.500%, 10-15-25 (F) . .	208	27
5.500%, 1-15-33 (F) . . .	76	14
5.500%, 5-15-33 (F) . . .	348	60
6.500%, 7-15-37 (F) . . .	347	66
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates		
4.500%, 10-1-35	679	738
Federal National Mortgage Association Agency REMIC/CMO:		
5.500%, 6-25-23 (F) . . .	17	2
5.500%, 12-25-33 (F) . .	150	4
5.500%, 8-25-35 (F) . . .	301	54
5.500%, 11-25-36 (F) . .	384	76
Government National Mortgage Association Agency REMIC/CMO		
7.000%, 5-20-33 (F) . . .	611	152
		1,251
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.2%		**$ 1,251**
(Cost: $4,307)		

UNITED STATES GOVERNMENT OBLIGATIONS

	Principal	Value
United States – 21.6%		
U.S. Treasury Bonds		
2.250%, 11-15-25	6,200	6,455
U.S. Treasury Notes:		
0.375%, 5-31-16	25,000	25,003
3.000%, 9-30-16	16,000	16,203
2.375%, 7-31-17	7,100	7,258
0.625%, 9-30-17	20,000	19,975
3.500%, 5-15-20	7,810	8,558
2.625%, 11-15-20	17,000	18,088
2.125%, 8-15-21	12,700	13,231
1.750%, 5-15-22	19,250	19,579
		134,350
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 21.6%		**$134,350**
(Cost: $131,290)		

SHORT-TERM SECURITIES

	Principal	Value
Commercial Paper (G) – 3.3%		
DTE Electric Co.		
0.440%, 4-13-16	$10,000	$ 9,998
Medtronic Global Holdings SCA		
0.630%, 4-4-16	3,000	3,000
Mondelez International, Inc.		
0.570%, 4-1-16	1,814	1,814
Novartis Securities Investment Ltd. (GTD by Novartis AG)		
0.330%, 4-18-16	3,000	3,000
Wisconsin Gas LLC		
0.380%, 4-4-16	3,000	3,000
		20,812
Master Note – 0.3%		
Toyota Motor Credit Corp.		
0.443%, 4-6-16 (H) . . .	1,588	1,588
TOTAL SHORT-TERM SECURITIES – 3.6%		**$ 22,400**
(Cost: $22,399)		
TOTAL INVESTMENT SECURITIES – 99.0%		**$615,663**
(Cost: $666,106)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.0%		**6,247**
NET ASSETS – 100.0%		**$621,910**

Notes to Schedule of Investments

(A)Principal amounts are denominated in the indicated foreign currency, where applicable (BRL – Brazilian Real, COP – Columbian Peso and RUB – Russian Ruble).

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2016 the total value of these securities amounted to $267,350 or 43.0% of net assets.

(C)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(D)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016.

(E)Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(F)Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(G)Rate shown is the yield to maturity at March 31, 2016.

(H)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at March 31, 2016:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
British Pound	4,524	U.S. Dollar	6,546	4-26-16	Barclays Capital, Inc.	$48	$ —

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$37,771	$ —	$ —
Corporate Debt Securities	—	392,087	—
Other Government Securities	—	16,273	—
Loans	—	9,275	2,256
United States Government Agency Obligations	—	1,251	—
United States Government Obligations	—	134,350	—
Short-Term Securities	—	22,400	—
Total	$37,771	$575,636	$2,256
Forward Foreign Currency Contracts	$ —	$ 48	$ —

During the period ended March 31, 2016, securities totaling $1,904 were transferred from Level 2 to Level 3 due to the lack of observable market data due to decreased market activity or information for these securities. Securities totaling $6,173 were transferred from Level 2 to Level 1. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on September 30, 2015. Transfers between levels represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit

Global Bond Fund *(in thousands)* MARCH 31, 2016 (UNAUDITED)

Market Sector Diversification

(as a % of net assets)	
United States Government and Government Agency Obligations	21.8%
Financials	21.5%
Materials	9.6%
Industrials	7.4%
Utilities	6.3%
Energy	5.7%
Telecommunication Services	5.5%
Consumer Staples	5.4%
Consumer Discretionary	4.2%
Information Technology	4.2%
Other Government Securities	2.6%
Health Care	1.2%
Other+	4.6%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

Asset Allocation

Bonds	**96.4%**
United States Government and Government Agency Obligations	96.4%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**3.6%**

Lipper Rankings

Category: Lipper General U.S. Government Funds	Rank	Percentile
1 Year	54/103	52
3 Year	87/99	87
5 Year	73/96	76
10 Year	58/75	77

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

Quality Weightings

Investment Grade	**95.5%**
AA	95.5%
Non-Investment Grade	**0.9%**
Non-rated	0.9%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**3.6%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

	Principal	Value
Agency Obligations – 6.7%		
Federal Farm Credit Bank:		
3.560%, 10-6-32	$5,000	$ 5,325
3.460%, 2-22-33	3,500	3,673
Federal Home Loan Bank,		
1.250%, 7-27-18	2,430	2,434
Overseas Private Investment Corp. (GTD by U.S. Government),		
5.142%, 12-15-23	3,664	4,026
Ukraine Government AID Bond,		
1.844%, 5-16-19	2,500	2,534
		17,992
Mortgage-Backed Obligations – 43.0%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO:		
5.000%, 4-15-18	1,258	1,293
2.790%, 6-25-22	7,250	7,525
5.000%, 5-15-23	1,898	2,045
4.500%, 5-15-32	126	126
4.000%, 10-15-35	948	977
3.000%, 10-15-36	5,641	5,844
4.000%, 11-15-36	890	938
4.500%, 9-15-37	293	295
4.500%, 8-15-39	1,000	1,039
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates:		
4.184%, 12-25-20 (A) . .	4,000	4,457
3.000%, 1-1-33	5,479	5,729
4.000%, 10-1-44	4,221	4,513
3.000%, 4-15-53	4,746	4,786
Federal National Mortgage Association Agency REMIC/CMO:		
2.640%, 6-1-22	1,480	1,540
3.020%, 1-1-23	1,221	1,296
2.631%, 2-1-23	2,289	2,371
2.356%, 3-1-23	2,844	2,922
2.390%, 6-1-25	2,340	2,410
3.360%, 7-1-25	2,668	2,864
4.000%, 3-25-33	2,340	2,561
3.500%, 8-25-33	591	619
2.000%, 4-25-39	3,892	3,872
4.500%, 6-25-40	578	621
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
2.790%, 11-1-18	7,956	8,215
2.580%, 5-1-19	6,694	6,909
5.380%, 11-1-20	716	734
4.380%, 6-1-21	7,097	7,884
5.500%, 10-1-21	833	887
2.703%, 4-1-23	1,029	1,068
3.500%, 8-1-26	2,823	2,998
3.000%, 9-1-28	3,748	3,921
4.000%, 12-1-31	2,422	2,611
5.500%, 12-1-34	752	851

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)

	Principal	Value
Mortgage-Backed Obligations (Continued)		
3.500%, 4-25-37	$ 4,664	$ 4,934
6.000%, 4-1-39	1,015	1,155
4.500%, 2-1-44	4,127	4,569
4.000%, 10-1-44	4,482	4,798
Government National Mortgage Association Agency REMIC/CMO:		
5.000%, 4-16-39	294	306
2.000%, 3-16-42	3,216	3,199
		115,682
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 49.7%		$133,674

(Cost: $132,053)

UNITED STATES GOVERNMENT OBLIGATIONS

	Principal	Value
Treasury Obligations – 46.7%		
U.S. Treasury Bonds:		
9.000%, 11-15-18	10,000	12,119
5.250%, 2-15-29	3,000	4,121
3.500%, 2-15-39	1,500	1,786
2.750%, 11-15-42	5,000	5,156
3.000%, 11-15-44	5,076	5,479
2.500%, 2-15-45	1,000	975
2.500%, 2-15-46	4,000	3,901
U.S. Treasury Notes:		
3.125%, 1-31-17	5,000	5,103
2.750%, 2-28-18	5,000	5,192
1.000%, 3-15-18	7,000	7,035
3.625%, 8-15-19	15,000	16,328
1.375%, 9-30-20	5,000	5,044
1.750%, 3-31-22	5,000	5,091
1.750%, 5-15-22	5,000	5,085
2.125%, 12-31-22	7,000	7,273
2.750%, 2-15-24	5,000	5,416
2.250%, 11-15-24	7,880	8,219
2.000%, 2-15-25	5,000	5,109
2.000%, 8-15-25	10,000	10,196
1.625%, 2-15-26	7,000	6,902
		125,530
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 46.7%		$125,530

(Cost: $122,264)

SHORT-TERM SECURITIES

	Principal	Value
United States Government Agency Obligations – 3.3%		
Overseas Private Investment Corp. (GTD by U.S. Government):		
0.360%, 4-6-16 (A) . . .	1,017	1,016
0.360%, 4-6-16 (A) . . .	754	754
0.360%, 4-6-16 (A) . . .	723	723
0.360%, 4-6-16 (A) . . .	312	312

SHORT-TERM SECURITIES (Continued)

	Principal	Value
United States Government Agency Obligations (Continued)		
0.400%, 4-6-16 (A) . . .	$2,000	$ 2,000
0.400%, 4-6-16 (A) . . .	1,696	1,696
0.400%, 4-6-16 (A) . . .	664	664
0.400%, 4-6-16 (A) . . .	349	349
0.360%, 4-7-16 (A) . . .	667	667
0.400%, 4-7-16 (A) . . .	550	550
		8,731
TOTAL SHORT-TERM SECURITIES – 3.3%		$ 8,731
(Cost: $8,731)		
TOTAL INVESTMENT SECURITIES – 99.7%		$267,935

(Cost: $263,048)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%		892
NET ASSETS – 100.0%		$268,827

Government Securities Fund (in thousands) MARCH 31, 2016 (UNAUDITED)

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
United States Government Agency Obligations	$ —	$133,674	$ —
United States Government Obligations	—	125,530	—
Short-Term Securities	—	8,731	—
Total	$ —	$267,935	$ —

During the period ended March 31, 2016, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

AID = Agency International Development
CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**1.0%**
Telecommunication Services	0.9%
Industrials	0.1%
Consumer Discretionary	0.0%
Utilities	0.0%
Warrants	**0.0%**
Bonds	**89.6%**
Corporate Debt Securities	73.0%
Loans	16.6%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**9.4%**

Lipper Rankings

Category: Lipper High Yield Funds	Rank	Percentile
1 Year	533/660	81
3 Year	302/541	56
5 Year	47/438	11
10 Year	38/290	14

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

Quality Weightings

Investment Grade	**0.8%**
BBB	0.8%
Non-Investment Grade	**88.8%**
BB	14.5%
B	29.2%
CCC	41.0%
Below CCC	0.9%
Non-rated	3.2%
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Equities	**10.4%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Casinos & Gaming – 0.0%		
New Cotai Participation Corp., Class B (A)	—*	$ 166
Total Consumer Discretionary – 0.0%		166
Industrials		
Railroads – 0.1%		
Kansas City Southern	27	2,324
Total Industrials – 0.1%		2,324
Utilities		
Gas Utilities – 0.0%		
Suburban Propane Partners L.P.	19	556
Total Utilities – 0.0%		556
TOTAL COMMON STOCKS – 0.1%		$ 3,046
(Cost: $1,786)		

PREFERRED STOCKS	Shares	Value
Telecommunication Services		
Integrated Telecommunication Services – 0.9%		
Frontier Communications Corp., Convertible Series A, 11.125%	161	16,806
Total Telecommunication Services – 0.9%		16,806
TOTAL PREFERRED STOCKS – 0.9%		$16,806
(Cost: $16,179)		

WARRANTS	Shares	Value
Agricultural Products – 0.0%		
ASG Consolidated LLC, expires 5-15-18 (B)	7	10
TOTAL WARRANTS – 0.0%		$ 10
(Cost: $408)		

CORPORATE DEBT SECURITIES		Principal	Value
Consumer Discretionary			
Advertising – 1.0%			
Acosta, Inc., 7.750%, 10-1-22 (C)		$13,581	12,596
Lamar Media Corp., 5.375%, 1-15-24		3,062	3,193

CORPORATE DEBT SECURITIES (Continued)		Principal	Value
Advertising (Continued)			
Outfront Media Capital LLC and Outfront Media Capital Corp.:			
5.250%, 2-15-22	$	1,659	$ 1,700
5.625%, 2-15-24		1,785	1,859
			19,348
Apparel Retail – 1.8%			
Bon-Ton Stores, Inc. (The), 8.000%, 6-15-21		14,255	6,094
Hot Topic, Inc., 9.250%, 6-15-21 (C)		13,558	13,592
HT Intermediate Holdings Corp., 12.000%, 5-15-19 (C)(D)		4,142	3,769
Neiman Marcus Group Ltd., Inc., 8.000%, 10-15-21 (C)		10,403	8,947
Nine West Holdings, Inc., 8.250%, 3-15-19 (C)		5,528	1,520
			33,922
Automotive Retail – 0.7%			
Group 1 Automotive, Inc., 5.000%, 6-1-22		2,292	2,269
Sonic Automotive, Inc., 5.000%, 5-15-23		11,959	11,780
			14,049
Broadcasting – 1.3%			
AMC Networks, Inc., 5.000%, 4-1-24		724	727
Clear Channel Communications, Inc., 10.000%, 1-15-18		3,769	1,206
Clear Channel Outdoor Holdings, Inc., 6.500%, 11-15-22		12,564	12,349
Clear Channel Worldwide Holdings, Inc., Series A, 7.625%, 3-15-20		613	524
Clear Channel Worldwide Holdings, Inc., Series B, 7.625%, 3-15-20		5,454	5,004
Cumulus Media, Inc., 7.750%, 5-1-19		10,806	4,106
iHeartCommunications, Inc. (GTD by iHeartMedia Capital I LLC), 10.625%, 3-15-23		2,942	2,038
			25,954
Cable & Satellite – 7.1%			
Altice Financing S.A., 6.625%, 2-15-23 (C)		1,933	1,938
Altice S.A.:			
7.250%, 5-15-22 (C)(E)	EUR	771	867

CORPORATE DEBT SECURITIES (Continued)		Principal	Value
Cable & Satellite (Continued)			
7.750%, 5-15-22 (C)	$	26,812	$ 26,385
6.250%, 2-15-25 (C)(E)	EUR	966	988
7.625%, 2-15-25 (C)	$	5,375	5,147
Cablevision Systems Corp., 5.875%, 9-15-22		12,874	10,846
Columbus International, Inc., 7.375%, 3-30-21 (C)		1,414	1,506
DISH DBS Corp.:			
6.750%, 6-1-21		5,314	5,487
5.875%, 7-15-22		2,460	2,331
5.000%, 3-15-23		1,582	1,408
5.875%, 11-15-24		1,207	1,106
Neptune Finco Corp.:			
10.125%, 1-15-23 (C)		7,011	7,502
6.625%, 10-15-25 (C)		2,140	2,314
10.875%, 10-15-25 (C)		5,205	5,686
Sirius XM Radio, Inc.:			
4.625%, 5-15-23 (C)		14,438	14,276
6.000%, 7-15-24 (C)		18,000	18,894
VTR Finance B.V., 6.875%, 1-15-24 (C)		22,263	21,824
Wave Holdco LLC and Wave Holdco Corp., 8.250%, 7-15-19 (C)(D)		2,339	2,280
WaveDivision Escrow LLC and WaveDivision Escrow Corp., 8.125%, 9-1-20 (C)		7,040	6,952
			137,737
Casinos & Gaming – 2.7%			
Boyd Gaming Corp., 6.375%, 4-1-26 (C)		964	1,000
Gateway Casinos & Entertainment Ltd., 8.500%, 11-26-20 (C)(E)	CAD	9,337	6,758
MCE Finance Ltd., 5.000%, 2-15-21 (C)	$	1,885	1,795
Studio City Finance Ltd., 8.500%, 12-1-20 (C)		21,750	21,804

High Income Fund *(in thousands)* MARCH 31, 2016 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Casinos & Gaming (Continued)		
Wynn Macau Ltd., 5.250%, 10-15-21 (C)	$21,609	$ 20,367
		51,724
Distributors – 1.0%		
Pinnacle Operating Corp., 9.000%, 11-15-20 (C)	23,159	19,975
Education Services – 2.0%		
Laureate Education, Inc., 10.000%, 9-1-19 (C)(F)	52,589	38,653
Leisure Facilities – 0.4%		
Palace Entertainment Holdings LLC, 8.875%, 4-15-17 (C)	7,148	6,933
Movies & Entertainment – 1.4%		
AMC Entertainment, Inc., 5.750%, 6-15-25	5,961	6,095
Cinemark USA, Inc.:		
5.125%, 12-15-22	585	599
4.875%, 6-1-23	8,000	8,068
WMG Acquisition Corp., 6.750%, 4-15-22 (C)	11,401	11,287
		26,049
Publishing – 0.1%		
MDC Partners, Inc., 6.500%, 5-1-24 (C)	1,688	1,724
Specialized Consumer Services – 2.4%		
B-Corp Merger Sub, Inc., 8.250%, 6-1-19	24,981	19,485
Carlson Travel Holdings, 7.500%, 8-15-19 (C)(D)	5,086	4,781
Emdeon, Inc., 11.000%, 12-31-19	3,071	3,248
Nielsen Finance, 5.500%, 10-1-21 (C)	6,936	7,213
Nielsen Finance LLC and Nielsen Finance Co., 5.000%, 4-15-22 (C)	11,077	11,354
		46,081
Specialty Stores – 1.4%		
Jo-Ann Stores Holdings, Inc., 9.750%, 10-15-19 (C)(D)	30,474	24,379
Jo-Ann Stores, Inc., 8.125%, 3-15-19 (C)	3,225	2,967
		27,346
Total Consumer Discretionary – 23.3%		**449,495**

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Staples		
Food Distributors – 0.8%		
Simmons Foods, Inc., 7.875%, 10-1-21 (C)	$18,076	$15,229
Packaged Foods & Meats – 1.7%		
Bumble Bee Foods LLC, 9.625%, 3-15-18 (C)(D)	5,441	5,359
JBS Investments GmbH (GTD by JBS S.A. and JBS Hungary Holdings Kft.), 7.750%, 10-28-20 (C)	1,000	990
JBS USA LLC and JBS USA Finance, Inc.:		
7.250%, 6-1-21 (C)	970	966
5.875%, 7-15-24 (C)	10,650	9,612
5.750%, 6-15-25 (C)	4,373	3,826
Post Holdings, Inc.:		
7.375%, 2-15-22	2,671	2,825
7.750%, 3-15-24 (C)	4,604	5,053
8.000%, 7-15-25 (C)	2,929	3,273
		31,904
Tobacco – 0.5%		
Prestige Brands, Inc., 5.375%, 12-15-21 (C)	9,833	9,956
Total Consumer Staples – 3.0%		**57,089**
Energy		
Coal & Consumable Fuels – 0.4%		
Foresight Energy LLC and Foresight Energy Finance Corp., 7.875%, 8-15-21 (C)(G)	11,712	8,082
Oil & Gas Drilling – 0.7%		
Globe Luxembourg SCA, 9.625%, 5-1-18 (C)(F)	3,685	2,791
KCA DEUTAG UK Finance plc, 7.250%, 5-15-21 (C)	5,266	3,291
Offshore Drilling Holding S.A., 8.375%, 9-20-20 (C)(F)	12,046	5,752
Offshore Group Investment Ltd., 0.000%, 11-1-19	5,169	—*
Offshore Group Investment Ltd., Units, 1.726%, 12-31-30	9	1,039
		12,873
Oil & Gas Equipment & Services – 0.6%		
Brand Energy & Infrastructure Services, 8.500%, 12-1-21 (C)	12,276	11,539

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Equipment & Services (Continued)		
Key Energy Services, Inc., 6.750%, 3-1-21	$ 1,294	$ 243
		11,782
Oil & Gas Exploration & Production – 2.0%		
Bellatrix Exploration Ltd., 8.500%, 5-15-20 (C)	5,994	3,012
California Resources Corp.:		
8.000%, 12-15-22 (C)	7,697	2,963
6.000%, 11-15-24	4,339	976
Chesapeake Energy Corp.:		
6.500%, 8-15-17	5,823	3,901
7.250%, 12-15-18	425	232
Clayton Williams Energy, Inc., 7.750%, 4-1-19	18,836	9,418
Crownrock L.P., 7.750%, 2-15-23 (C)	1,941	1,878
EnCana Corp., 6.500%, 8-15-34	2,862	2,428
Endeavor Energy Resources L.P.:		
7.000%, 8-15-21 (C)	5,795	5,418
8.125%, 9-15-23 (C)	2,008	1,908
Gulfport Energy Corp., 6.625%, 5-1-23	595	553
Laredo Petroleum, Inc., 7.375%, 5-1-22	5,712	4,948
Midstates Petroleum Co., Inc. and Midstates Petroleum Co. LLC, 10.000%, 6-1-20	4,407	1,642
		39,277
Oil & Gas Refining & Marketing – 1.1%		
PBF Holding Co. LLC and PBF Finance Corp., 7.000%, 11-15-23 (C)	6,524	6,190
Seven Generations Energy Ltd.:		
8.250%, 5-15-20 (C)	5,668	5,682
6.750%, 5-1-23 (C)	9,328	8,838
		20,710
Total Energy – 4.8%		**92,724**
Financials		
Consumer Finance – 1.0%		
Creditcorp, 12.000%, 7-15-18 (C)	11,476	6,082
Quicken Loans, Inc., 5.750%, 5-1-25 (C)	8,962	8,693
Speedy Cash Intermediate Holdings Corp., 10.750%, 5-15-18 (C)	4,802	2,881
Speedy Group Holdings Corp., 12.000%, 11-15-17 (C)	4,107	1,643
		19,299

High Income Fund *(in thousands)* MARCH 31, 2016 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Capital Markets – 1.2%		
Patriot Merger Corp., 9.000%, 7-15-21 (C)	$23,112	$ 22,188
Industrial REITs – 1.3%		
Aircastle Ltd.:		
5.125%, 3-15-21	16,608	17,293
5.500%, 2-15-22	4,228	4,410
5.000%, 4-1-23	2,613	2,626
		24,329
Investment Banking & Brokerage – 0.3%		
GFI Group, Inc., 8.375%, 7-19-18 (F)	4,841	5,132
Other Diversified Financial Services – 3.1%		
AAF Holdings LLC and AAF Finance Co., 12.000%, 7-1-19 (C)(D)	6,882	5,987
Balboa Merger Sub, Inc., 11.375%, 12-1-21 (C)	27,243	23,838
Greektown Holdings LLC and Greektown Mothership Corp., 8.875%, 3-15-19 (C)	7,557	7,746
New Cotai LLC and New Cotai Capital Corp., 10.625%, 5-1-19 (C)(D)	30,919	21,953
		59,524
Property & Casualty Insurance – 1.9%		
Hub International Ltd., 7.875%, 10-1-21 (C)	8,878	8,745
Onex USI Acquisition Corp., 7.750%, 1-15-21 (C)	28,392	28,392
		37,137
Real Estate Development – 0.3%		
Hub Holdings LLC and Hub Holdings Finance, Inc., 8.125%, 7-15-19 (C)(D)	6,610	6,114
Specialized Finance – 1.2%		
Flexi-Van Leasing, Inc., 7.875%, 8-15-18 (C)	6,703	6,636
TMX Finance LLC and TitleMax Finance Corp., 8.500%, 9-15-18 (C)	21,166	16,933
		23,569
Thrifts & Mortgage Finance – 0.6%		
Provident Funding Associates L.P. and PFG Finance Corp., 6.750%, 6-15-21 (C)	12,455	11,801
Total Financials – 10.9%		**209,093**
Health Care		
Health Care Facilities – 2.5%		
Centene Escrow Corp.:		
5.625%, 2-15-21 (C)	$ 1,689	$ 1,761
6.125%, 2-15-24 (C)	1,206	1,269
Greatbatch Ltd., 9.125%, 11-1-23 (C)	7,523	7,457
HCA, Inc., 5.250%, 6-15-26	1,697	1,739
MPH Acquisition Holdings LLC, 6.625%, 4-1-22 (C)	4,688	4,876
Surgery Center Holdings, Inc., 8.875%, 4-15-21 (C)	12,597	12,597
Tenet Healthcare Corp.:		
6.750%, 2-1-20	6,592	6,592
8.125%, 4-1-22	11,492	11,790
		48,081
Health Care Services – 0.9%		
Truven Health Analytics, Inc., 10.625%, 6-1-20	16,652	17,759
Health Care Supplies – 0.6%		
Ortho-Clinical Diagnostics, 6.625%, 5-15-22 (C)	9,484	7,161
Universal Hospital Services, Inc., 7.625%, 8-15-20	4,249	3,930
		11,091
Pharmaceuticals – 2.6%		
Concordia Healthcare Corp., 9.500%, 10-21-22 (C)	26,537	25,608
Jaguar Holding Co. II and Pharmaceutical Product Development LLC, 6.375%, 8-1-23 (C)	5,723	5,877
JLL/Delta Dutch Pledgeco B.V., 8.750%, 5-1-20 (C)(D)	12,079	11,777
VPII Escrow Corp., 7.500%, 7-15-21 (C)	4,619	3,848
VRX Escrow Corp., 5.375%, 3-15-20 (C)	4,231	3,448
		50,558
Total Health Care – 6.6%		**127,489**
Industrials		
Aerospace & Defense – 2.8%		
KLX, Inc., 5.875%, 12-1-22 (C)	1,535	1,520
Silver II Borrower SCA and Silver II U.S. Holdings, 7.750%, 12-15-20 (C)	20,792	16,426
Aerospace & Defense (Continued)		
TransDigm Group, Inc., 7.500%, 7-15-21	$ 7,082	$ 7,418
TransDigm, Inc.:		
6.000%, 7-15-22	13,668	13,617
6.500%, 7-15-24	15,097	14,979
		53,960
Air Freight & Logistics – 0.3%		
TRAC Intermodal LLC and TRAC Intermodal Corp., 11.000%, 8-15-19	2,554	2,733
XPO Logistics, Inc., 6.500%, 6-15-22 (C)	2,423	2,353
		5,086
Building Products – 0.8%		
Ply Gem Industries, Inc., 6.500%, 2-1-22	11,827	11,713
Summit Materials LLC and Summit Materials Finance Corp.:		
8.500%, 4-15-22 (C)	967	998
6.125%, 7-15-23	2,012	1,911
		14,622
Diversified Support Services – 0.2%		
Algeco Scotsman Global Finance plc:		
8.500%, 10-15-18 (C)	4,789	3,688
10.750%, 10-15-19 (C)	2,266	674
		4,362
Environmental & Facilities Services – 0.4%		
GFL Environmental, Inc., 7.875%, 4-1-20 (C)	8,484	8,420
Railroads – 0.6%		
Florida East Coast Holdings Corp. and Florida East Coast Industries LLC:		
6.750%, 5-1-19 (C)	9,414	9,414
9.750%, 5-1-20 (C)	3,080	2,217
		11,631
Trading Companies & Distributors – 0.9%		
HD Supply, Inc.:		
11.500%, 7-15-20	12,235	13,573
5.750%, 4-15-24 (C)	4,243	4,360
		17,933
Total Industrials – 6.0%		**116,014**
Information Technology		
Application Software – 1.7%		
Ensemble S Merger Sub, Inc., 9.000%, 9-30-23 (C)	5,073	4,972

High Income Fund *(in thousands)* MARCH 31, 2016 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Application Software (Continued)		
Infor Software Parent LLC and Infor Software Parent, Inc., 7.125%, 5-1-21 (C)(D)	$ 6,794	$ 5,078
Kronos Acquisition Holdings, Inc., 9.000%, 8-15-23 (C)	23,957	21,921
		31,971
Communications Equipment – 0.4%		
West Corp., 5.375%, 7-15-22 (C)	7,611	6,982
Data Processing & Outsourced Services – 2.3%		
Alliance Data Systems Corp.:		
5.250%, 12-1-17 (C)	3,099	3,138
6.375%, 4-1-20 (C)	9,158	9,318
5.375%, 8-1-22 (C)	11,332	10,624
Italics Merger Sub, Inc., 7.125%, 7-15-23 (C)	21,866	21,100
		44,180
Electronic Manufacturing Services – 0.3%		
KEMET Corp., 10.500%, 5-1-18	7,367	5,396
IT Consulting & Other Services – 0.8%		
NCR Escrow Corp.:		
5.875%, 12-15-21	7,005	7,163
6.375%, 12-15-23	8,619	8,877
		16,040
Semiconductor Equipment – 0.1%		
Photronics, Inc., Convertible, 3.250%, 4-1-16	975	975
Semiconductors – 0.7%		
Micron Technology, Inc.:		
5.875%, 2-15-22	8,948	7,740
5.500%, 2-1-25	8,322	6,746
		14,486
Technology Hardware, Storage & Peripherals – 0.1%		
Western Digital Corp.:		
7.375%, 4-1-23 (C)	1,215	1,239
10.500%, 4-1-24 (C)	1,215	1,216
		2,455
Total Information Technology – 6.4%		**122,485**
Materials		
Aluminum – 1.2%		
Constellium N.V.:		
8.000%, 1-15-23 (C)	9,644	7,992
5.750%, 5-15-24 (C)	4,758	3,414
Aluminum (Continued)		
Wise Metals Group LLC, 8.750%, 12-15-18 (C)	$ 6,922	$ 6,091
Wise Metals Intermediate Holdings, 9.750%, 6-15-19 (C)(D)	14,478	6,588
		24,085
Construction Materials – 0.8%		
Hillman Group, Inc. (The), 6.375%, 7-15-22 (C)	17,890	14,938
Diversified Chemicals – 0.1%		
PSPC Escrow II Corp., 10.375%, 5-1-21 (C)	1,566	1,515
Diversified Metals & Mining – 1.7%		
Artsonig Pty Ltd., 11.500%, 4-1-19 (C)(D)	12,301	1,230
Crystal Merger Sub, Inc., 7.625%, 10-15-21 (C)	1,720	1,006
FMG Resources Pty Ltd.:		
8.250%, 11-1-19 (C)	12,055	11,513
9.750%, 3-1-22 (C)	992	990
6.875%, 4-1-22 (C)	13,791	11,033
Lundin Mining Corp.:		
7.500%, 11-1-20 (C)	3,710	3,566
7.875%, 11-1-22 (C)	3,039	2,887
		32,225
Metal & Glass Containers – 1.6%		
Ardagh Finance Holdings, 8.625%, 6-15-19 (C)(D)	6,285	6,065
Ardagh Packaging Finance plc and Ardagh Holdings USA, Inc., 6.000%, 6-30-21 (C)	1,269	1,205
BlueScope Steel (Finance) Ltd. and BlueScope Steel Finance (USA) LLC, 7.125%, 5-1-18 (C)	10,778	10,832
Consolidated Container Co. LLC and Consolidated Container Capital, Inc., 10.125%, 7-15-20 (C)	6,265	5,137
Signode Industrial Group, 6.375%, 5-1-22 (C)	8,462	7,690
		30,929
Paper Packaging – 0.3%		
Beverage Packaging Holdings II Issuer, Inc. and Beverage Packaging Holdings (Luxembourg) II S.A., 6.000%, 6-15-17 (C)	2,598	2,577
Exopack Holdings S.A., 7.875%, 11-1-19 (C)	2,080	1,862
Paper Packaging (Continued)		
Reynolds Group Holdings Ltd., 9.875%, 8-15-19	$ 1,250	$ 1,293
		5,732
Total Materials – 5.7%		**109,424**
Telecommunication Services		
Alternative Carriers – 0.8%		
Consolidated Communications Finance II Co., 6.500%, 10-1-22	5,332	4,652
Level 3 Communications, Inc., 5.750%, 12-1-22	3,066	3,166
Level 3 Escrow II, Inc., 5.375%, 8-15-22	8,411	8,541
		16,359
Integrated Telecommunication Services – 3.5%		
BCP (Singapore) VI Cayman Financing Co. Ltd., 8.000%, 4-15-21 (C)	1,151	763
Frontier Communications Corp.:		
8.875%, 9-15-20 (C)	7,230	7,546
6.250%, 9-15-21	4,201	3,883
10.500%, 9-15-22 (C)	4,256	4,362
7.125%, 1-15-23	1,013	896
6.875%, 1-15-25	2,912	2,459
11.000%, 9-15-25 (C)	4,789	4,813
GCI, Inc., 6.875%, 4-15-25	9,203	9,387
Sprint Corp.:		
7.250%, 9-15-21	21,716	16,586
7.875%, 9-15-23	15,048	11,474
7.125%, 6-15-24	5,951	4,419
		66,588
Wireless Telecommunication Service – 2.0%		
Sable International Finance Ltd., 6.875%, 8-1-22 (C)	10,351	10,351
Sprint Nextel Corp.:		
6.000%, 12-1-16	2,402	2,387
9.125%, 3-1-17	1,208	1,229
8.375%, 8-15-17	4,107	4,061
9.000%, 11-15-18 (C)	1,474	1,544
7.000%, 8-15-20	1,208	960
T–Mobile USA, Inc.:		
6.464%, 4-28-19	3,650	3,723
6.731%, 4-28-22	685	716

High Income Fund *(in thousands)* MARCH 31, 2016 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Wireless Telecommunication Service (Continued)		
6.000%, 4-15-24	$ 4,856	$ 4,917
6.500%, 1-15-26	8,557	8,889
		38,777
Total Telecommunication Services – 6.3%		**121,724**
TOTAL CORPORATE DEBT SECURITIES – 73.0%		**$1,405,537**
(Cost: $1,576,976)		

LOANS (F)	Principal	Value
Consumer Discretionary		
Advertising – 0.2%		
Advantage Sales & Marketing, Inc., 7.500%, 7-25-22	5,258	4,726
Apparel Retail – 1.5%		
Talbots, Inc. (The):		
5.500%, 3-19-20	6,249	5,822
9.500%, 3-19-21	17,311	16,114
True Religion Apparel, Inc., 5.875%, 7-30-19	15,066	6,628
		28,564
Auto Parts & Equipment – 0.3%		
Direct ChassisLink, Inc., 8.250%, 11-12-19	5,184	4,908
Casinos & Gaming – 0.1%		
Gateway Casinos & Entertainment Ltd.:		
5.250%, 11-26-19 (E)	CAD 3,181	2,444
5.950%, 11-26-19 (E)	8	6
		2,450
General Merchandise Stores – 1.0%		
BJ's Wholesale Club, Inc., 8.500%, 3-31-20	$ 12,387	11,377
Orchard Acquisition Co. LLC, 7.000%, 2-8-19	17,870	7,326
		18,703

LOANS (F) (Continued)	Principal	Value
Housewares & Specialties – 0.2%		
KIK Custom Products, Inc., 6.000%, 8-26-22	$ 4,175	$ 4,017
Movies & Entertainment – 0.3%		
Formula One Holdings Ltd. and Delta Two S.a.r.l., 7.750%, 7-29-22	6,121	5,604
Specialized Consumer Services – 0.1%		
Wand Intermediate I L.P., 8.250%, 9-17-22	1,556	1,400
Total Consumer Discretionary – 3.7%		**70,372**
Consumer Staples		
Food Distributors – 0.1%		
Performance Food Group, Inc.:		
6.000%, 11-14-19	488	488
7.500%, 11-14-19	2,080	2,080
		2,568
Food Retail – 0.7%		
Focus Brands, Inc., 10.250%, 8-21-18	13,764	13,678
Hypermarkets & Super Centers – 0.3%		
GOBP Holdings, Inc., 9.250%, 10-21-22	5,087	4,705
Packaged Foods & Meats – 0.2%		
Shearer's Foods LLC, 7.750%, 6-30-22	3,838	3,531
Total Consumer Staples –1.3%		**24,482**
Energy		
Coal & Consumable Fuels – 0.2%		
Westmoreland Coal Co., 7.500%, 12-16-20	5,184	3,067
Oil & Gas Drilling – 0.2%		
KCA Deutag Alpha Ltd., 6.250%, 5-16-20	6,788	4,571
Oil & Gas Exploration & Production – 0.0%		
Sabine Oil & Gas LLC, 11.750%, 12-31-18 (G)	2,005	50
Oil & Gas Storage & Transportation – 0.3%		
Bowie Resources Holdings LLC:		
6.750%, 8-12-20	3,267	2,908
11.750%, 2-16-21	3,043	2,525
		5,433
Total Energy – 0.7%		**13,121**

LOANS (F) (Continued)	Principal	Value
Financials		
Consumer Finance – 0.2%		
TransFirst, Inc., 10.500%, 11-12-22	$ 3,598	$ 3,596
Other Diversified Financial Services – 0.4%		
WP Mustang Holdings LLC, 8.500%, 5-29-22	8,762	8,616
Total Financials – 0.6%		**12,212**
Health Care		
Health Care Supplies – 0.5%		
Sage Products Holdings III LLC, 9.250%, 6-13-20	10,487	10,480
Life Sciences Tools & Services – 0.4%		
Atrium Innovations, Inc., 7.750%, 8-10-21	8,740	7,036
Total Health Care – 0.9%		**17,516**
Industrials		
Building Products – 0.7%		
C.H.I. Overhead Doors, Inc., 8.750%, 7-31-23	5,192	4,829
GYP Holdings III Corp., 7.750%, 4-1-22	10,135	8,893
		13,722
Construction & Engineering – 0.2%		
Tensar International Corp.:		
5.750%, 7-10-21	2,233	1,809
9.500%, 7-10-22	3,077	1,908
		3,717
Industrial Conglomerates – 0.1%		
Crosby Worldwide Ltd., 7.000%, 11-22-21	3,950	2,317
Industrial Machinery – 0.7%		
Dynacast International LLC, 9.500%, 1-30-23	14,491	13,332
Research & Consulting Services – 0.2%		
Larchmont Resources LLC, 9.750%, 8-7-19	9,877	4,346
Total Industrials – 1.9%		**37,434**

High Income Fund *(in thousands)* MARCH 31, 2016 (UNAUDITED)

LOANS (F) (Continued)	Principal	Value
Information Technology		
Application Software – 4.1%		
Applied Systems, Inc., 7.500%, 1-23-22	$ 7,317	$ 6,887
Aptean Holdings, Inc., 5.250%, 2-27-20	3,759	3,652
Misys plc and Magic Newco LLC, 12.000%, 6-12-19	58,244	59,737
TIBCO Software, Inc.: 0.000%, 12-4-20 (H)	2,000	1,793
6.500%, 12-4-20	8,976	8,047
		80,116
Internet Software & Services – 0.7%		
TravelCLICK, Inc. & TCH-2 Holdings LLC: 5.500%, 5-12-21	6,167	5,858
8.750%, 11-12-21	7,920	6,970
		12,828
IT Consulting & Other Services – 1.1%		
Active Network, Inc. (The): 5.500%, 11-15-20	5,088	4,821
9.500%, 11-15-21	10,383	8,930
Triple Point Group Holdings, Inc.: 5.250%, 7-13-20	6,215	4,439
9.250%, 7-13-21	6,094	2,803
		20,993
Total Information Technology –5.9%		**113,937**
Materials		
Diversified Metals & Mining – 0.3%		
EP Minerals LLC, 8.500%, 8-20-21	2,803	2,522
FMG Resources Pty Ltd, 0.000%, 6-30-19 (H)	4,585	3,862
		6,384
Paper Packaging – 0.5%		
FPC Holdings, Inc., 9.250%, 5-27-20	$ 7,863	$ 5,032
Ranpak (Rack Merger), 8.250%, 10-1-22	5,506	4,680
		9,712
Specialty Chemicals – 0.8%		
Chemstralia Ltd., 7.250%, 2-26-22	11,974	11,615
Chromaflo Technologies Corp., 8.250%, 6-2-20	3,756	2,817
MacDermid, Inc., 0.000%, 6-7-20 (H)	728	702
		15,134
Total Materials – 1.6%		**31,230**
TOTAL LOANS – 16.6%		**$320,304**
(Cost: $377,360)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (I) – 7.6%		
Baxter International, Inc., 0.730%, 4-4-16	10,000	10,000
Becton Dickinson & Co., 0.490%, 4-20-16	5,000	4,999
Bemis Co., Inc.: 0.650%, 4-4-16	6,000	6,000
0.460%, 4-12-16	3,425	3,424
0.500%, 4-26-16	8,500	8,497
Campbell Soup Co., 0.460%, 4-26-16	5,000	4,998
DTE Gas Co.: 0.480%, 4-1-16	3,638	3,638
0.550%, 4-4-16	14,000	13,999
Ecolab, Inc., 0.700%, 4-7-16	5,000	5,000
General Mills, Inc., 0.650%, 4-4-16	$ 5,000	$ 5,000
HP, Inc.: 0.831%, 4-4-16	4,000	4,000
0.340%, 4-15-16	14,000	13,998
0.360%, 4-18-16	6,000	5,999
Kroger Co. (The): 0.700%, 4-4-16	11,000	10,999
0.460%, 4-11-16	2,500	2,500
NBCUniversal Enterprise, Inc., 0.770%, 4-5-16	15,000	14,999
St. Jude Medical, Inc., 0.630%, 4-6-16	7,000	6,999
United Technologies Corp.: 0.730%, 4-4-16	5,500	5,500
0.680%, 4-6-16	10,000	9,999
Virginia Electric and Power Co., 0.460%, 4-25-16	5,000	4,998
		145,546
Master Note – 0.0%		
Toyota Motor Credit Corp., 0.443%, 4-6-16 (J)	336	336
TOTAL SHORT-TERM SECURITIES – 7.6%		**$ 145,882**
(Cost: $145,873)		
TOTAL INVESTMENT SECURITIES – 98.2%		**$1,891,585**
(Cost: $2,118,582)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.8%		**34,847**
NET ASSETS – 100.0%		**$1,926,432**

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(C)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2016 the total value of these securities amounted to $998,060 or 51.8% of net assets.

(D)Payment-in-kind bonds.

(E)Principal amounts are denominated in the indicated foreign currency, where applicable (CAD – Canadian Dollar and EUR – Euro).

(F)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016.

(G)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(H)All or a portion of this position has not settled. Full contract rates do not take effect until settlement date.

(I)Rate shown is the yield to maturity at March 31, 2016.

(J)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at March 31, 2016:

Currency to be Delivered		Currency to be Received		Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Canadian Dollar	12,153	U.S. Dollar	9,351	4-26-16	Morgan Stanley International	$—	$ 7
Euro	1,650	U.S. Dollar	1,866	4-26-16	Morgan Stanley International	—	12
						$—	$19

The following total return swap agreements were outstanding at March 31, 2016:

Counterparty	Underlying Security	Termination Date	Notional Amount[1]	Financing Fee[2][3]	Unrealized Appreciation
Morgan Stanley & Co., Inc.	iBoxx $ Liquid High Yield Index	06/20/2016	$6,368	3M LIBOR less 0.41528%	$41

(1)Notional amount changes by the percentage change of the price of the index applied to the notional amount.

(2)The Fund pays the financing fee multiplied by the notional amount each quarter.

(3)At the termination date, a net cash flow is exchanged where the market-linked total return is equivalent to the return of the underlying security less a financing rate, if any. As the payer, a Fund would receive payments on any net positive total return, and would owe payments in the event of a negative total return.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ —	$ —	$ 166
Industrials	2,324	—	—
Utilities	556	—	—
Total Common Stocks	$ 2,880	$ —	$ 166
Preferred Stocks	16,806	—	—
Warrants	—	10	—
Corporate Debt Securities	—	1,405,537	—*
Loans	—	246,347	73,957
Short-Term Securities	—	145,882	—
Total	$19,686	$1,797,776	$74,123
Total Return Swaps	$ —	$ 41	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 19	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Loans
Beginning Balance 10-1-15	$168	$ 67,396
Net realized gain (loss)	—	(6,435)
Net change in unrealized appreciation (depreciation)	(2)	(8,782)
Purchases	—	977
Sales	—	(14,941)
Amortization/Accretion of premium/discount	—	112
Transfers into Level 3 during the period	—	59,340
Transfers out of Level 3 during the period	—	(23,710)
Ending Balance 3-31-16	$166	$ 73,957
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3-31-16	$ (2)	$(13,196)

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period. During the period ended March 31, 2016, there were no transfers between Levels 1 and 2.

Information about Level 3 fair value measurements:

	Fair Value at 3-31-16	Valuation Technique(s)	Unobservable Input(s)
Assets			
Common Stocks	$ 166	Broker	Broker quotes
Loans	$73,957	Third-party valuation service	Broker quotes

The following acronyms are used throughout this schedule:

GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Municipal Bond Fund

Asset Allocation

Bonds	**85.8%**
Municipal Bonds	85.8%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**14.2%**

Lipper Rankings

Category: Lipper General & Insured Municipal Debt Funds	Rank	Percentile
1 Year	184/263	70
3 Year	166/228	73
5 Year	149/210	71
10 Year	38/153	25

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**79.9%**
AAA	4.7%
AA	38.4%
A	23.8%
BBB	13.0%
Non-Investment Grade	**5.9%**
BB	1.4%
CCC	0.2%
Non-rated	4.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**14.2%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

Municipal Bond Fund *(in thousands)* MARCH 31, 2016 (UNAUDITED)

MUNICIPAL BONDS	Principal	Value
Alabama – 1.4%		
The Indl Dev Board of Selma, AL, Gulf Opp Zone Bonds, Ser 2009A, 6.250%, 11-1-33	$2,000	$ 2,298
The Pub Edu Bldg Auth of Tuscaloosa, Student Hsng Rev Bonds (Univ of AL Ridgecrest Residential Proj), Ser 2008, 6.750%, 7-1-33	2,500	2,777
Water Works Board of the City of Birmingham, Water Rev Rfdg Bonds, Ser 2015-A, 5.000%, 1-1-35	6,555	7,673
		12,748
Alaska – 0.2%		
AK Intl Arpt, Sys Rev and Rfdg Bonds, Ser 2010A, 5.000%, 10-1-21	1,735	1,986
Arizona – 1.1%		
AZ Cert of Part, Ser 2010A (Insured by AGM), 5.250%, 10-1-26	2,000	2,238
Coconino Cnty, AZ Pollutn Ctl Corp., Pollutn Ctl Rfdg Rev Bonds (NV Power Co. Proj), Ser 2006A, (Auction Rate Sec) (Insured by FGIC), 1.080%, 9-1-32 (A)	3,000	2,884
Indl Dev Auth of Mohave Cnty, Correctional Fac Contract Rev Bonds (Mohave Prison LLC Expansion Proj), Ser 2008, 8.000%, 5-1-25	2,500	2,811
Rio Nuevo Multipurp Fac Dist (Tucson, AZ), Sub Lien Excise Tax Rev Bonds, Ser 2008, 6.625%, 7-15-25	2,000	2,263
		10,196
California – 15.2%		
ABAG Fin Auth for Nonprofit Corp., Rev Bonds (Sharp Hlth Care), Ser 2009B, 6.250%, 8-1-39	1,000	1,160
Arpt Comsn, San Francisco Intl Arpt Second Ser Rev Bonds, Ser 2009E, 6.000%, 5-1-39	3,000	3,448
Bay Area Toll Auth, San Francisco Bay Area Toll Bridge Rev Bonds, Ser 2008 D-1 Index Rate Bonds, 0.971%, 4-1-45 (A)	4,000	4,005
Bay Area Toll Auth, San Francisco Bay Area Toll Bridge Rev Bonds, Ser 2008 G-1, 1.500%, 4-1-45 (A)	$8,500	$8,432
CA (School Facilities) GO Bonds, 5.000%, 11-1-30	3,000	3,647
CA Cmnty Trans Rev (Installment Sale), Cert of Part (T.R.I.P. - Total Road Impvt Prog), Ser 2012B, 5.250%, 6-1-42	1,900	2,133
CA Dept of Water Res, Cent Vly Proj, Water Sys Rev Bonds, Ser X (Insured by FGIC), 5.500%, 12-1-16	10	10
CA Hlth Fac Fin Auth, Rev Bonds (Adventist Hlth Sys/ West), Ser 2009A, 5.750%, 9-1-39	3,000	3,411
CA Hlth Fac Fin Auth, Rev Bonds (Children's Hosp of Orange Cnty), Ser 2009A, 6.500%, 11-1-38	2,000	2,356
CA Muni Fin Auth, Cmnty Hosp of Cent CA Oblig Group Cert of Part, 5.500%, 2-1-39	4,000	4,433
CA Muni Fin Auth, Edu Fac Rev Bonds (King/Chavez Academies Proj), Ser 2009A, 8.500%, 10-1-29	1,000	1,132
CA Pollutn Ctl Fin Auth, Solid Waste Disp Rev Bonds (Republic Svc, Inc. Proj), Ser 2002B, 5.250%, 6-1-23	2,085	2,223
CA Sch Fin Auth, Charter Sch Rev Bonds (Coastal Academy Proj), Ser 2013A, 5.000%, 10-1-33	1,000	1,058
CA Statewide Cmnty Dev Auth, Sch Fac Rev Bonds (Aspire Pub Sch), Ser 2010:		
6.000%, 7-1-40	1,745	1,981
6.350%, 7-1-46	970	1,111
CA Various Purp GO Bonds:		
5.250%, 9-1-26	3,500	4,227
5.500%, 4-1-28	5	5
5.250%, 10-1-29	2,500	2,864
5.750%, 4-1-31	5,000	5,718
6.000%, 3-1-33	1,000	1,189
5.000%, 4-1-37	5,000	5,865
6.000%, 11-1-39	4,500	5,288
CA Various Purp GO Rfdg Bonds, 5.000%, 2-1-33	8,000	9,453
Carson Redev Agy Redev Proj Area No. 1, Tax Alloc Bonds, Ser 2009A, 7.000%, 10-1-36	750	872
City of Los Angeles, Wastewater Sys Rev Bonds, Rfdg Ser 2015-D, 5.000%, 6-1-34	$5,000	$6,091
Cmnty Redev Agy of Santa Ana, Merged Proj Area Bonds, Ser 2011A, 6.250%, 9-1-24	2,000	2,422
Cnty of Sacramento, 2010 Rfdg Cert of Part, Sacramento Cnty Pub Fac Fin Corp., 5.750%, 2-1-30	2,000	2,271
Golden State Tob Securitization Corp., Enhanced Tob Stlmt Asset-Bkd Bonds, Ser 2013A, 5.000%, 6-1-29	1,500	1,773
Golden State Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2015A:		
5.000%, 6-1-33	3,165	3,772
5.000%, 6-1-34	2,840	3,365
Los Angeles, Wastewater Sys Rev Bonds, Ser 2015-A, 5.000%, 6-1-35	1,000	1,212
Modesto, CA, Irrigation Dist Fin Auth, Elec Sys Rev Bonds, Ser 2015A, 5.000%, 10-1-36	3,600	4,227
Palomar Pomerado Hlth, GO Bonds, Election of 2004, Ser 2009A:		
0.000%, 8-1-31 (B)	3,315	1,934
0.000%, 8-1-32 (B)	5,000	2,799
0.000%, 8-1-33 (B)	5,000	2,656
Palomar Pomerado Hlth, San Diego Cnty, CA, Cert of Part, 6.750%, 11-1-39	2,750	3,080
Pub Fac Fin Auth of San Diego, Sr Sewer Rev Bonds, Ser 2009A, 5.250%, 5-15-34	3,000	3,414
Redev Agy for Riverside, Interstate 215 Corridor Redev Proj Area, 2010 Tax Alloc Bonds, Ser E, 6.500%, 10-1-40	1,500	1,755
Redev Agy of San Diego, Naval Training Ctr Redev Proj, Tax Alloc Bonds, Ser 2010A, 5.750%, 9-1-40	1,000	1,134
Sacramento Area Flood Ctl Agy, Consolidated Cap Assmt Dist Bonds, Ser 2008 (Insured by BHAC), 5.500%, 10-1-28	500	551
San Jose Merged Area Redev Proj, Hsng Set-Aside Tax Alloc Bonds, Ser 2010A-1, 5.500%, 8-1-35	1,000	1,129

Municipal Bond Fund (in thousands) MARCH 31, 2016 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
San Jose, CA, Arpt Rev Bonds, Ser 2011A-1, 5.250%, 3-1-21	$3,185	$ 3,742
Southn CA Pub Power Auth, Transmission Proj Rev Bonds (Southn Transmission Proj), Ser 2008B, 6.000%, 7-1-27	1,000	1,119
State Pub Works Board of CA, Lease Rev Bonds (Various Cap Proj), Ser 2009I, 6.375%, 11-1-34	500	597
State Pub Works Board of CA, Lease Rev Bonds (Various Cap Proj), Ser 2009G-1, 5.750%, 10-1-30	1,000	1,163
The Regents of the Univ of CA, Gen Rev Bonds, Ser 2013AI, 5.000%, 5-15-34	3,500	4,140
The Regents of the Univ of CA, Hosp Rev Bonds (UCLA Med Ctr), Ser 2004B (Insured by AMBAC), 5.500%, 5-15-20	1,500	1,504
Tuolumne Wind Proj Auth, Rev Bonds (Tuolumne Co Proj), Ser 2009A, 5.875%, 1-1-29	1,000	1,135
Vernon Elec Sys Rev Bonds, Ser 2012A, 5.500%, 8-1-41	2,185	2,501
		135,507
Colorado – 2.5%		
City and Cnty of Broomfield, CO, Rfdg Cert of Part, Ser 2010, 5.000%, 12-1-23	2,065	2,374
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (The Classical Academy Proj), Ser 2008A:		
6.750%, 12-1-23	1,275	1,438
7.400%, 12-1-38	1,000	1,170
CO Edu and Cultural Fac Auth, Independent Sch Rev Rfdg Bonds (Vail Mountain Sch Proj), Ser 2010, 6.125%, 5-1-40	2,975	3,280
CO Higher Edu Cap Constr, Lease Purchase Fin Prog, Cert of Part, Ser 2008:		
5.500%, 11-1-27	730	816
5.500%, 11-1-27	270	302

MUNICIPAL BONDS (Continued)	Principal	Value
Colorado (Continued)		
Denver Hlth and Hosp Auth, Hlthcare Recovery Zone, Fac Rev Bonds, Ser 2010, 5.625%, 12-1-40	$3,250	$ 3,597
Joint Sch Dist No. 28J, Adams and Arapahoe Cnty, CO, GO Bonds, Ser 2008, 6.000%, 12-1-28	2,500	2,840
Rgnl Trans Dist of CO, Cert of Part, Ser 2015A, 5.000%, 6-1-35	1,000	1,173
Rgnl Trans Dist, Private Activity Bonds (Denver Transit Partn Eagle P3 Proj), Ser 2010, 6.500%, 1-15-30	4,250	5,034
		22,024
Connecticut – 0.3%		
Cap City Econ Dev Auth, Prkg and Enrg Fee Rev Bonds, Ser 2008D, 5.750%, 6-15-34	2,500	2,738
District Of Columbia – 1.2%		
DC Hosp Rev Bonds (Sibley Mem Hosp Issue), Ser 2009, 6.375%, 10-1-39	2,250	2,672
Metro WA DC Arpt Auth, Dulles Toll Road, Second Sr Lien Rev Bonds, Ser 2009C, 0.000%, 10-1-41 (B)	6,500	8,317
		10,989
Florida – 5.3%		
Brevard Cnty, FL, Indl Dev Rev Bonds (TUFF FL Tech Proj), Ser 2009, 6.750%, 11-1-39	2,500	2,730
Citizens Ppty Ins Corp., Coastal Account Sr Secured Bonds, Ser 2011A-1, 5.000%, 6-1-20	1,000	1,150
Citizens Ppty Ins Corp., Sr Secured Rev Bonds, Ser 2010A-1, 5.250%, 6-1-17	3,600	3,786
Hillsborough Cnty Aviation Auth, FL Intl Arpt, Sub Rev Bonds, Ser 2015B, 5.000%, 10-1-35	1,700	1,951
Hillsborough Cnty Indl Dev Auth, Indl Dev Rev Bonds, Hlth Fac Proj (Univ Cmnty Hosp), Ser 2008A, 5.625%, 8-15-29	3,600	4,007

MUNICIPAL BONDS (Continued)	Principal	Value
Florida (Continued)		
Miami-Dade Cnty, FL, Aviation Rev Bonds, Miami Intl Arpt (Hub of the Americas), Ser 2009A, 5.500%, 10-1-36	$2,500	$ 2,847
Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2010A, 5.500%, 10-1-41	2,885	3,296
Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2010B, 5.000%, 10-1-23	1,500	1,742
Miami-Dade Cnty, FL, GO Bonds (Bldg Better Cmnty Prog), Ser 2008B, 6.250%, 7-1-26	2,500	2,800
Miami-Dade Cnty, FL, Water and Sewer Sys Rev Rfdg Bonds, Ser 2008B (Insured by AGM), 5.250%, 10-1-22	5,000	6,164
Miami-Dade Cnty, FL, Water and Sewer Sys Rev Rfdg Bonds, Ser 2008C (Insured by BHAC), 6.000%, 10-1-23	2,500	2,822
Mid-Bay Bridge Auth, Springing Lien Rev Bonds, Ser 2011A, 7.250%, 10-1-34	3,000	3,936
Port St. Lucie, FL, Spl Assmt Rfdg Bonds (City Ctr Spl Assmt Dist), Ser 2008A, 6.500%, 7-1-35	2,500	2,787
South Lake Cnty Hosp Dist, Rev Bonds (South Lake Hosp, Inc.), Ser 2009A, 6.250%, 4-1-39	1,000	1,128
St. Johns Cnty Indl Dev Auth, Rev Bonds (Presbyterian Ret Cmnty Proj), Ser 2010A, 5.875%, 8-1-40	3,500	3,904
Volusia Cnty Edu Fac Auth, Edu Fac Rev Rfdg Bonds (Embry-Riddle Aeronautical Univ, Inc. Proj), Ser 2011, 5.250%, 10-15-22	2,250	2,639
		47,689
Georgia – 2.0%		
Atlanta Arpt, Gen Rev Rfdg Bonds, Ser 2010C, 5.750%, 1-1-23	2,000	2,411
Atlanta Dev Auth, Edu Fac Rev Bonds (Panther Place LLC Proj), Ser 2009A, 5.000%, 7-1-37	3,495	3,851
Atlanta, GA, Water and Wastewater Rev Bonds, Ser 2009B, 5.375%, 11-1-39	3,000	3,378

Municipal Bond Fund *(in thousands)* MARCH 31, 2016 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
Georgia (Continued)		
DeKalb Cnty, GA, Hosp Auth, Rev Anticipation Cert (DeKalb Med Ctr, Inc. Proj), Ser 2010, 6.125%, 9-1-40	$1,500	$ 1,647
Dev Auth of Burke Cnty (GA), Pollutn Ctl Rev Bonds (Oglethorpe Power Corp. Vogtle Proj), Ser 2003A, 0.767%, 1-1-24 (A)	4,200	4,074
Griffin, GA Combined Pub Util Rev Rfdg Bonds, Ser 2012 (Insured by AGM), 3.000%, 1-1-17	500	508
Muni Elec Auth of GA, Proj One Sub Bonds, Ser 2008D, 6.000%, 1-1-23	2,100	2,346
		18,215
Idaho – 0.5%		
Boise City, ID, Arpt Rev Rfdg Bonds (Air Terminal Fac Proj), Ser 2011:		
5.750%, 9-1-19	750	862
5.750%, 9-1-20	1,000	1,182
ID Hlth Fac Auth, Rev Bonds (St. Luke's Hlth Sys Proj), Ser 2008A, 6.750%, 11-1-37	2,000	2,258
		4,302
Illinois – 4.1%		
Belleville, IL, Tax Incr Rfdg Rev Bonds (Frank Scott Pkwy Redev Proj), Ser 2007A, 5.700%, 5-1-36	1,750	1,771
Cmnty College Dist No. 525 Cnty of Will, Grundy, Livingston, Cook, Kendall, LaSalle, and Kankakee (Joliet Jr College), GO Bonds (Alternate Rev Source), Ser 2008:		
5.750%, 6-1-28	620	674
5.750%, 6-1-28	380	420
IL Fin Auth, Rev and Rfdg Bonds (Roosevelt Univ Proj), Ser 2009, 6.500%, 4-1-39	2,500	2,754
IL Fin Auth, Rev Bonds (Rush Univ Med Ctr Oblig Group), Ser 2009A, 7.250%, 11-1-30	2,500	2,907
IL Fin Auth, Rev Bonds, The Univ of Chicago, Ser 2008B, 5.750%, 7-1-33	2,500	2,773

MUNICIPAL BONDS (Continued)	Principal	Value
Illinois (Continued)		
IL Fin Auth, Student Hsng Rev Bonds (CHF-DeKalb LLC - Northn IL Univ Proj), Ser 2011, 5.750%, 10-1-21	$2,000	$ 2,223
IL GO Bonds, Ser 2012A, 4.000%, 1-1-23	7,150	7,517
IL Muni Elec Agy, Power Supply Sys Rev Rfdg Bonds, Ser 2015A, 5.000%, 2-1-32	3,000	3,536
IL Sales Tax Rev Bonds (Jr Oblig), Ser 2013, 5.000%, 6-15-26	1,700	2,020
IL State Toll Hwy Auth, Toll Hwy Sr Rev Bonds, 2013 Ser A, 5.000%, 1-1-35	3,000	3,423
IL State Toll Hwy Auth, Toll Hwy Sr Rev Bonds, Ser B, 5.000%, 1-1-37	1,500	1,753
Metro Pier and Exposition Auth IL, McCormick Place Expansion Proj Rfdg Bonds, Ser 2010B-1, 0.000%, 6-15-43 (B)	2,000	625
Rgnl Trans Auth, Cook, DuPage, Kane, Lake, McHenry and Will Cnty, IL, GO Bonds, Ser 2002A, 6.000%, 7-1-24	3,080	4,032
		36,428
Iowa – 0.8%		
Altoona, IA, Annual Appropriation Urban Renewal Tax Incr Rev Bonds, Ser 2008, 5.750%, 6-1-31	1,000	1,073
IA Fin Auth, IA State Revolving Fund Rev Bonds, Ser 2008, 6.000%, 8-1-27	2,500	2,800
IA Higher Edu Loan Auth, Private College Fac Rev and Rfdg Bonds (Upper IA Univ Proj), Ser 2010, 6.000%, 9-1-39	2,145	2,251
IA Higher Edu Loan Auth, Private College Fac Rev Bonds (Upper IA Univ Proj), Ser 2012, 5.000%, 9-1-33	1,000	1,014
		7,138
Kansas – 0.7%		
Arkansas City, KS, Pub Bldg Comsn, Rev Bonds (South Cent KS Rgnl Med Ctr), Ser 2009, 7.000%, 9-1-38	2,000	2,098
Overland Park, KS, Trans Dev Dist, Sales Tax Rev Bonds (Oak Park Mall Proj), Ser 2010, 5.900%, 4-1-32	2,925	3,185

MUNICIPAL BONDS (Continued)	Principal	Value
Kansas (Continued)		
Unif Govt of Wyandotte Cnty, Kansas City, KS, Trans Dev Dist Sales Tax Rev Bonds (NFM-Cabela's Proj), Ser 2006, 5.000%, 12-1-27	$ 655	$ 656
		5,939
Kentucky – 0.8%		
KY Econ Dev Fin Auth, Hosp Rev Bonds, Ser 2010A:		
6.375%, 6-1-40	4,500	5,175
6.500%, 3-1-45	2,000	2,307
		7,482
Louisiana – 2.2%		
Jefferson Parish Hosp Dist No. 1, Parish of Jefferson, LA, Hosp Rev Bonds, Ser 1998B, 5.250%, 1-1-28	1,000	1,170
LA Local Govt Envirnmt Fac and Cmnty Dev Auth, Hosp Rev Bonds (Women's Hosp Fndtn Gulf Opp Zone Proj), Ser 2010B, 6.000%, 10-1-44	5,250	6,101
LA Local Govt Envirnmt Fac and Cmnty Dev Auth, Rev Bonds (Shreveport Arpt Cargo Fac Proj), Ser 2008C, 7.000%, 1-1-33	1,000	1,157
Lafayette Pub Trust Fin Auth, Rev Bonds (Ragin' Cajun Fac, Inc. Hsng and Prkg Proj), Ser 2010, 5.250%, 10-1-20	2,040	2,360
New Orleans Aviation Board, Gulf Opp Zone CFC Rev Bonds (Consolidated Rental Car Proj), Ser 2009A, 6.500%, 1-1-40	1,000	1,124
New Orleans Aviation Board, Rev Rfdg Bonds (Restructuring GARBs), Ser 2009A-1, 6.000%, 1-1-23	1,500	1,692
New Orleans, LA, GO Rfdg Bonds, Ser 2012, 5.000%, 12-1-25	1,500	1,753
New Orleans, LA, GO Rfdg Bonds, Ser 2012 (Insured by AGM):		
5.000%, 12-1-26	2,000	2,347
5.000%, 12-1-27	1,500	1,746
		19,450

Municipal Bond Fund *(in thousands)* MARCH 31, 2016 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
Maine – 0.1%		
ME Edu Loan Auth, Student Loan Rev Bonds (Supplemental Edu Loan Prog), Ser 2009A-3, 5.875%, 12-1-39	$ 945	$ 1,038
Maryland – 1.0%		
MD Econ Dev Corp., Econ Dev Rev Bonds (Terminal Proj), Ser B, 5.750%, 6-1-35	1,750	1,914
MD Hlth and Higher Edu Fac Auth, Rev Bonds, Johns Hopkins Hlth Sys Oblig Group Issue, Ser 2012D, 1.124%, 5-15-38 (A)	5,360	5,359
MD Hlth and Higher Edu Fac Auth, Rev Bonds, Patterson Park Pub Charter Sch Issue, Ser 2010A, 6.000%, 7-1-40	1,500	1,588
		8,861
Massachusetts – 1.3%		
MA Dev Fin Agy, Rev Bonds, Foxborough Rgnl Charter Sch Issue, Ser 2010, 6.375%, 7-1-30	2,220	2,489
MA Hlth and Edu Fac Auth, Rev Bonds, Springfield College Issue, Ser 2010, 5.625%, 10-15-40	1,000	1,098
MA Hlth and Edu Fac Auth, Rev Rfdg Bonds, Suffolk Univ Issue, Ser 2009A, 5.750%, 7-1-39	1,615	1,800
The Cmnwlth of MA, GO Rfdg Bonds (SIFMA Index Bonds), Ser 2013A, 0.760%, 2-1-17 (A)	6,000	6,003
		11,390
Michigan – 2.3%		
Board of Trustees of Grand Vly, State Univ, Gen Rev Bonds, Ser 2009, 5.750%, 12-1-34	1,000	1,035
MI Fin Auth, Hosp Rev and Rfdg Bonds (Trinity Hlth Credit Group), Ser 2015MI, 5.000%, 12-1-35	2,500	2,858
MI State Bldg Auth, Rev and Rfdg Bonds (Fac Prog), Ser 2015I, 5.000%, 4-15-34	2,500	2,976
MI State Hosp Fin Auth, Hosp Rev and Rfdg Bonds (Henry Ford Hlth Sys), Ser 2009, 5.750%, 11-15-39	4,250	4,836
Michigan (Continued)		
Royal Oak Hosp Fin Auth, Hosp Rev and Rfdg Bonds (William Beaumont Hosp Oblig Group), Ser 2009V, 8.000%, 9-1-29	$3,950	$ 4,628
Royal Oak Hosp Fin Auth, Hosp Rev and Rfdg Bonds (William Beaumont Hosp Oblig Group), Ser 2009W, 6.000%, 8-1-39	2,000	2,336
State Bldg Auth, Rev and Rev Rfdg Bonds (Fac Prog), Ser 2008I:		
6.000%, 10-15-38	1,195	1,350
6.000%, 10-15-38	805	900
		20,919
Minnesota – 0.6%		
Hsng and Redev Auth of Saint Paul, MN, Hlth Care Fac Rev Bonds (Hlth Partners Oblig Group Proj), Ser 2006, 5.250%, 5-15-36	2,000	2,058
Minneapolis Hlth Care Sys Rev Bonds (Fairview Hlth Svc), Ser 2008A, 6.750%, 11-15-32	1,000	1,153
Minneapolis-St. Paul Metro Arpt Comsn, Sub Arpt Rev Rfdg Bonds, Ser 2010D, 5.000%, 1-1-20	2,000	2,263
		5,474
Missouri – 2.1%		
Belton, MO, Cert of Part, Ser 2008, 5.125%, 3-1-25	1,000	1,065
Hlth and Edu Fac Auth, Hlth Fac Rev Bonds (The Children's Mercy Hosp), Ser 2009, 5.625%, 5-15-39	2,250	2,510
Indl Dev Auth of Cape Girardeau Cnty, MO, Hlth Fac Rev Bonds (Saint Francis Med Ctr), Ser 2009A, 5.750%, 6-1-39	1,000	1,116
MO Joint Muni Elec Util Comsn, Power Proj Rev Rfdg Bonds (Prairie State Proj), Ser 2015A:		
5.000%, 12-1-29	1,550	1,866
5.000%, 12-1-30	1,200	1,435
5.000%, 12-1-31	1,000	1,187
MO Joint Muni Elec Util Comsn, Power Proj Rev Rfdg Bonds (Iatan 2 Proj), Ser 2015A, 5.000%, 12-1-36	5,650	6,584
Missouri (Continued)		
Pub Water Supply Dist No. 1 of Lincoln Cnty, MO, Cert of Part, Ser 2009, 6.750%, 6-15-35	$2,500	$ 2,518
		18,281
Nebraska – 0.1%		
Hosp Auth No. 1 of Sarpy Cnty, NE, Hlth Fac Rev Bonds (Immanuel Oblig Grp), Ser 2010, 5.625%, 1-1-40	1,000	1,099
Nevada – 0.6%		
Las Vegas Redev Agy, NV, Tax Incr Rev Bonds, Ser 2009A, 8.000%, 6-15-30	3,000	3,453
Overton Power Dist No. 5 (NV), Spl Oblig Rev Bonds, Ser 2008, 8.000%, 12-1-25	1,715	2,036
		5,489
New Hampshire – 0.6%		
Business Fin Auth, Rev Bonds, Elliot Hosp Oblig Group Issue, Ser 2009A, 6.125%, 10-1-39	1,635	1,814
NH Hlth and Edu Fac Auth, Rev Bonds, Rivermead Issue, Ser 2011A, 6.875%, 7-1-41	1,000	1,133
NH Hlth and Edu Fac Auth, FHA Insd Mtg Rev Bonds, LRG Hlthcare Issue, Ser 2009 (Insured by FHA), 7.000%, 4-1-38	1,985	2,384
		5,331
New Jersey – 4.2%		
Hudson Cnty Impvt Auth (Hudson Cnty, NJ), Fac Lease Rev Rfdg Bonds (Hudson Cnty Lease Proj), Ser 2010, 5.375%, 10-1-21	2,500	2,978
NJ Econ Dev Auth, Rev Bonds (Provident Group-Montclair Ppty LLC - Montclair St Univ Student Hsng Proj), Ser 2010A, 5.750%, 6-1-31	2,900	3,267
NJ Econ Dev Auth, Sch Fac Constr Rfdg Bonds, Ser 2011EE, 5.250%, 9-1-24	2,545	2,779
NJ Econ Dev Auth, Sch Fac Constr Rfdg Notes (SIFMA Index Notes), Ser 2013I, 2.000%, 3-1-28 (A)	7,000	6,235

Municipal Bond Fund *(in thousands)* MARCH 31, 2016 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
New Jersey (Continued)		
NJ Edu Fac Auth, Rev Rfdg Bonds, Univ of Medicine and Dentistry of NJ Issue, Ser 2009B, 7.500%, 12-1-32	$1,000	$ 1,200
NJ Higher Edu Student Assistance Auth, Student Loan Rev Bonds, Ser 2011-1:		
5.000%, 12-1-19	1,385	1,524
5.500%, 12-1-21	1,145	1,324
NJ Hlth Care Fac Fin Auth, Rev Bonds, Virtua Hlth Issue, Ser 2009A, 5.500%, 7-1-38	1,500	1,686
NJ Tpk Auth, Tpk Rev Bonds, Ser 2000D, 0.508%, 1-1-30 (A)	6,625	6,095
NJ Trans Trust Fund Auth, Trans Sys Bonds (Cap Apprec Bonds), Ser 2010A, 0.000%, 12-15-40 (B)	8,000	2,275
NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2005B, 5.250%, 12-15-22	3,500	3,949
NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2006A (Insured by AGM/CR), 5.500%, 12-15-22	1,000	1,175
Passaic Vly Sewerage Commissioners (NJ), Sewer Sys Bonds, Ser G, 5.750%, 12-1-21	2,500	2,988
		37,475
New Mexico – 0.1%		
NM Mtg Fin Auth, Sngl Fam Mtg Prog Class I Bonds, Ser 2008D-2 (Insured by GNMA/FNMA/FHLMC), 5.250%, 7-1-30	950	971
New York – 8.5%		
Dormitory Auth of the State of NY, State Personal Income Tax Rev Bonds (Gen Purp), Ser 2015C (Tax-Exempt), 5.000%, 2-15-38	4,250	4,983
Metro Trans Auth, Trans Rev Bonds, Ser 2014C, 5.000%, 11-15-36	1,125	1,313
Metro Trans Auth, Trans Rev Green Bonds, Ser 2016A-1, 5.000%, 11-15-41	1,605	1,885
Metro Trans Auth, Trans Rev Rfdg Bonds, Ser 2015C-1, 5.000%, 11-15-35	2,500	2,973
New York (Continued)		
NY Convention Ctr Dev Corp., Rev Rfdg Bonds (Hotel Unit Fee Secured), Ser 2015, 5.000%, 11-15-34	$5,000	$ 5,978
NY Dormitory Auth, Mercy Med Ctr Rev Bonds (Catholic Hlth of Long Island Oblig Group), Ser 1999B, 0.740%, 7-1-29 (A)	8,525	7,950
NY Enrg Research and Dev Auth, Pollutn Ctl Rev Bonds (Niagara Mohowak Power Corp. Proj), Ser 1985A (Insured by AMBAC), 1.088%, 12-1-23 (A)	4,350	4,176
NY State Enrg Research and Dev Auth, Fac Rev Bonds (Consolidated Edison Co. of NY, Inc. Proj), Sub Ser 1999A-1 (Insured by AMBAC), 0.398%, 5-1-34 (A)	8,000	7,200
NYC GO Bonds, Ser 2014D-1, 5.000%, 8-1-30	2,000	2,414
NYC Hsng Dev Corp., Multi-Fam Hsng Rev Bonds, Ser 2009K, 4.950%, 11-1-39	2,000	2,089
NYC Indl Dev Agy, Pilot Rev Bonds (Yankee Stadium Proj), Ser 2009A:		
0.000%, 3-1-25 (B)	2,675	2,141
0.000%, 3-1-26 (B)	2,685	2,057
0.000%, 3-1-27 (B)	2,500	1,841
NYC Muni Water Fin Auth, Water and Sewer Sys Second Gen Resolution Rev Bonds, Ser 2015HH, 5.000%, 6-15-37	8,500	10,099
NYC Transitional Fin Auth, Future Tax Secured Tax-Exempt Sub Bonds, Ser 2013I, 5.000%, 5-1-29	2,600	3,146
Port Auth of NY & NJ Consolidated Bonds, One Hundred Fifty-Second Ser (Insured by BHAC), 5.750%, 11-1-30	4,490	4,931
Util Debt Securitization Auth, Restructuring Bonds, Ser 2013TE, 5.000%, 12-15-31	8,500	10,333
		75,509
North Carolina – 0.4%		
NC Eastn Muni Power Agy, Power Sys Rev Bonds, Ser 2008C, 6.750%, 1-1-24	1,000	1,161
North Carolina (Continued)		
NC Tpk Auth, Triangle Expressway Sys Rev Bonds, Ser 2009A:		
0.000%, 1-1-37 (B)	$3,000	$ 1,429
5.750%, 1-1-39	1,000	1,106
		3,696
Ohio – 1.4%		
Greene Cnty Port Auth, Adult Svc Fac Rev Bonds (Greene, Inc. Proj), Ser 2009, 7.500%, 12-1-33	1,000	1,189
OH Air Quality Dev Auth, Air Quality Rev Bonds (OH Vly Elec Corp. Proj), Ser 2009E, 5.625%, 10-1-19	2,000	2,229
OH Air Quality Dev Auth, Envirnmt Impvt Rev Bonds (Buckeye Power, Inc. Proj), Ser 2010, 5.750%, 12-1-30	4,500	5,213
OH Hosp Fac Rev Bonds (Summa Hlth Sys 2010 Proj), 5.750%, 11-15-40	1,000	1,119
OH Hosp Rev Bonds (Cleveland Clinic Hlth Sys Oblig Group), Ser 2008A, 5.250%, 1-1-33	2,000	2,152
OH Hsng Fin Agy, Residential Mtg Rev Bonds (Mtg-Bkd Sec Prog), Ser 2008J (Insured by GNMA/FNMA/FHLMC), 6.200%, 9-1-33	355	368
		12,270
Oklahoma – 0.1%		
OK Muni Power Auth, Power Supply Sys Rev Bonds, Ser 2008A, 5.875%, 1-1-28	1,000	1,088
Oregon – 0.8%		
Port of Portland, OR, Portland Intl Arpt Rfdg Rev Bonds, Ser Twenty-Three, 5.000%, 7-1-33	5,000	5,999
Port of Portland, Portland Intl Arpt, Rev Bonds, Subser 20C, 5.000%, 7-1-22	1,000	1,150
		7,149
Pennsylvania – 6.1%		
Butler Cnty Hosp Auth, Hosp Rev Bonds (Butler Hlth Sys Proj), Ser 2009B, 7.250%, 7-1-39	1,000	1,201

Municipal Bond Fund *(in thousands)*

MUNICIPAL BONDS (Continued)	Principal	Value
Pennsylvania (Continued)		
Dauphin Cnty Gen Auth, Hlth Sys Rev Bonds (Pinnacle Hlth Sys Proj), Ser 2009A:		
6.000%, 6-1-29	$ 2,000	$ 2,295
6.000%, 6-1-36	2,750	3,132
Lycoming Cnty Auth, Hlth Sys Rev Bonds (Susquehanna Hlth Sys Proj), Ser 2009A, 5.750%, 7-1-39	3,500	3,920
PA Higher Edu Fac Auth, Rev Bonds (Shippensburg Univ Student Svc, Inc. Student Hsng Proj at Shippensburg Univ of PA), Ser 2011, 6.000%, 10-1-26	2,500	2,806
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2009C, 0.000%, 6-1-33 (B)	4,000	5,064
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2009D, 5.500%, 12-1-41	2,250	2,518
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2010B-2, 0.000%, 12-1-28 (B)	8,500	9,971
Philadelphia Auth Indl Dev, Rev Bonds (Mariana Bracetti Academy Charter Sch Proj), Ser 2011, 7.250%, 12-15-31	2,600	2,935
Philadelphia, PA, Arpt Rev Bonds, Ser 2010D, 5.250%, 6-15-22	5,000	5,699
Philadelphia, PA, GO Rfdg Bonds, Ser 2008A (Insured by AGM), 5.250%, 12-15-24	10,750	11,906
Sch Dist of Philadelphia, GO Bonds, Ser 2015A:		
5.000%, 9-1-34	1,615	1,745
5.000%, 9-1-35	1,000	1,075
		54,267
Puerto Rico – 0.1%		
PR Aqueduct and Sewer Auth, Rev Bonds, Ser A, 5.000%, 7-1-28	1,000	1,020
Rhode Island – 0.5%		
RI Hlth and Edu Bldg Corp., Hosp Fin Rev Bonds, Lifespan Oblig Group Issue, Ser 2009A, 6.250%, 5-15-30	1,590	1,815
RI Student Loan Auth, Student Loan Prog Rev Bonds, Sr Ser 2008A, 5.250%, 12-1-18	2,545	2,711
		4,526

MUNICIPAL BONDS (Continued)	Principal	Value
South Carolina – 1.1%		
SC Jobs - Econ Dev Auth, Student Hsng Rev Bonds (Coastal Hsng Fndtn LLC Proj), Ser 2009A, 6.500%, 4-1-42	$4,015	$ 4,875
SC Pub Svc Auth, Tax-Exempt Rfdg and Impvt Rev Oblig, Ser 2015A, 5.000%, 12-1-31	4,300	5,125
		10,000
South Dakota – 0.1%		
SD Hlth and Edu Fac Auth (Huron Rgnl Med Ctr Issue), Rev Bonds, Ser 1994, 7.300%, 4-1-16	395	395
Tennessee – 1.1%		
Memphis-Shelby Cnty Arpt Auth, Arpt Rfdg Rev Bonds, Ser 2011A-1:		
5.750%, 7-1-19	2,220	2,526
5.750%, 7-1-20	1,330	1,556
The Hlth and Edu Fac Board of Johnson City, TN, Hosp Rfdg Rev Bonds (Mountain States Hlth Alliance), Ser 2006A, 5.500%, 7-1-36	3,000	3,030
The Hlth and Edu Fac Board of Johnson City, TN, Hosp Rfdg Rev Bonds (Mountain States Hlth Alliance), Ser 2010A, 6.500%, 7-1-38	2,500	2,887
		9,999
Texas – 10.8%		
Arlington, TX, Spl Tax Rev Bonds, Ser 2008 (Insured by BHAC), 5.500%, 8-15-27	2,000	2,161
Bexar Cnty Hlth Fac Dev Corp., Rev Bonds (Army Ret Residence Fndtn Proj), Ser 2010, 6.200%, 7-1-45	3,250	3,680
Cap Area Cultural Edu Fac Fin Corp., Rev Bonds (The Roman Catholic Diocese of Austin), Ser 2005B, 6.125%, 4-1-45	1,000	1,146
Cass Cnty Indl Dev Corp., Envirnmt Impvt Rev Rfdg Bonds, Ser 2009A, 9.250%, 3-1-24	2,500	3,016
Clifton Higher Edu Fin Corp., Edu Rev Bonds (Uplift Edu), Ser 2014A, 4.250%, 12-1-34	2,000	2,046

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
Dallas Independent Sch Dist (Dallas Cnty, TX), Unlimited Tax Sch Bldg Bonds, Ser 2008, 6.375%, 2-15-34	$ 2,500	$ 2,761
Frisco Independent Sch Dist (Collin and Denton Cnty, TX), Unlimited Tax Sch Bldg Bonds, Ser 2008A, 6.000%, 8-15-38	2,500	2,799
Harris Cnty Hlth Fac Dev Corp., Hosp Rev Rfdg Bonds (Mem Hermann Hlthcare Sys), Ser 2008B, 7.000%, 12-1-27	2,500	2,905
Harris Cnty Hlth Fac Dev Corp., Thermal Util Rev Bonds (Teco Proj), Ser 2008, 5.000%, 11-15-26	2,500	2,733
Hopkins Cnty Hosp Dist, Hosp Rev Bonds, Ser 2008, 5.750%, 2-15-28	1,000	1,012
Houston, TX, Combined Util Sys, First Lien Rev Rfdg Bonds (SIFMA Index Floating Rate Bonds), Ser 2012C, 1.000%, 5-15-34 (A)	3,500	3,500
Lower Colorado River Auth, Rfdg Rev Bonds, Ser 2008A:		
6.250%, 5-15-28	2,480	2,765
6.250%, 5-15-28	20	22
Mission Econ Dev Corp., Solid Waste Disp Rev Bonds (Dallas Clean Enrg McCommas Bluff LLC Proj), Ser 2011, 5.625%, 12-1-17	5,000	5,176
North TX Twy Auth, Sys Rev Rfdg Bonds, Ser 2008D, 0.000%, 1-1-30 (B)	24,000	15,148
Pharr, TX, Higher Edu Fin Auth, Edu Rev Bonds (Idea Pub Sch), Ser 2009A, 6.500%, 8-15-39	1,000	1,120
Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Buckingham Sr Living Cmnty, Inc. Proj), Ser 2007, 5.750%, 11-15-37	3,000	3,070
Tarrant Cnty, TX, Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Buckingham Sr Living Cmnty Proj), Ser 2015A, 5.250%, 11-15-35	500	527
Trinity River Auth of TX (Tarrant Cnty Water Proj), Impvt Rev Bonds, Ser 2008, 5.750%, 2-1-26	1,500	1,636

Municipal Bond Fund (in thousands) MARCH 31, 2016 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
TX Muni Gas Acquisition and Supply Corp. III, Gas Supply Rev Bonds, Ser 2012, 5.000%, 12-15-16	$ 2,000	$ 2,060
TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (North Tarrant Express Managed Lanes Proj), Ser 2009, 6.875%, 12-31-39	2,000	2,360
TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (LBJ Infra Group LLC IH-635 Managed Lanes Proj), Ser 2010:		
7.500%, 6-30-33	2,250	2,787
7.000%, 6-30-40	5,000	6,045
TX Pub Fin Auth Charter Sch Fin Corp., Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2010A, 6.200%, 2-15-40	2,500	2,989
TX Pub Fin Auth, TX Southn Univ Rev Fin Sys Bonds, Ser 2011, 6.750%, 5-1-26	3,740	4,344
TX Tpk Auth, Cent TX Tpk Sys, First Tier Rev Bonds, Ser 2002A (Insured by BHAC):		
0.000%, 8-15-26 (B)	23,160	18,023
0.000%, 8-15-26 (B)	1,340	1,090
		96,921
Virgin Islands – 0.1%		
VI Pub Fin Auth, Sub Rev Bonds (VI Matching Fund Loan Note - Diageo Proj), Ser 2009A, 6.750%, 10-1-37	1,000	1,124
Virginia – 0.5%		
Indl Dev Auth of Washington Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009C, 7.500%, 7-1-29	2,500	2,851
Isle of Wight Cnty, VA, GO Pub Impvt Bonds, Ser 2008B, 6.000%, 7-1-27	1,605	1,829
		4,680
Washington – 2.0%		
Port of Seattle, Intermediate Lien Rev Rfdg Bonds, Ser 2015B, 5.000%, 3-1-35	1,700	1,987
WA Hlth Care Fac Auth, Rev Bonds (Cent WA Hlth Svcs Assoc), Ser 2009, 7.000%, 7-1-39	1,000	1,194

MUNICIPAL BONDS (Continued)	Principal	Value
Washington (Continued)		
WA Hlth Care Fac Auth, Rev Bonds (Seattle Cancer Care Alliance), Ser 2008, 7.125%, 3-1-29	$2,500	$ 2,931
WA Hlth Care Fac Auth, Rev Bonds (Virginia Mason Med Ctr), Ser 2007C, 5.500%, 8-15-36	2,910	3,066
WA Pub Power Supply Sys, Nuclear Proj No. 1, Rfdg Rev Bonds, Ser 1989B, 7.125%, 7-1-16	8,200	8,337
		17,515
Wisconsin – 0.6%		
WI Gen Fund Annual Appropriation Bonds, Ser 2009A, 5.750%, 5-1-33	1,000	1,139
WI Hlth and Edu Fac Auth, Rev Bonds (Aurora Hlth Care, Inc.), Ser 2010A, 5.625%, 4-15-39	1,500	1,679
WI Hlth and Edu Fac Auth, Rev Bonds (Pro Hlth Care, Inc. Oblig Group), Ser 2009, 6.625%, 2-15-39	2,000	2,325
		5,143
Wyoming – 0.3%		
WY Cmnty Dev Auth, Hsng Rev Bonds, 2014 Ser 1, 3.700%, 12-1-27	1,420	1,500
WY Muni Power Agy, Power Supply Sys Rev Bonds, Ser 2008A, 5.500%, 1-1-28	1,000	1,076
		2,576
TOTAL MUNICIPAL BONDS – 85.8%		**$767,037**
(Cost: $678,360)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (C) – 3.8%		
Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB), 0.420%, 5-20-16	2,700	2,698
BorgWarner, Inc., 0.490%, 4-21-16	5,000	4,999
Campbell Soup Co., 0.440%, 4-19-16	3,000	2,999
Clorox Co. (The):		
0.460%, 4-11-16	2,000	2,000
0.500%, 5-4-16	5,000	4,998

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (C) (Continued)		
DTE Energy Co. (GTD by Detroit Edison Co.), 0.580%, 4-1-16	$5,000	$ 5,000
Ecolab, Inc., 0.720%, 4-4-16	1,500	1,500
NBCUniversal Enterprise, Inc.:		
0.770%, 4-5-16	7,000	6,999
0.650%, 4-7-16	3,000	3,000
		34,193
Master Note – 0.4%		
Toyota Motor Credit Corp., 0.443%, 4-6-16 (D)	3,509	3,509
Municipal Obligations – 9.0%		
CA Hlth Fac Fin Auth, Var Rate Hosp Rev Bonds (Adventist Hlth Sys/West), Ser 1998B (GTD by U.S. Bank N.A.), 0.360%, 4-1-16 (D)	6,700	6,700
CA Muni Fin Auth, Recovery Zone Fac Bonds (Chevron USA, Inc. Proj), Ser 2010C (GTD by Chevron Corp.), 0.340%, 4-1-16 (D)	2,100	2,100
Castle Rock, CO, Cert of Part, Ser 2008 (GTD by Wells Fargo Bank N.A.), 0.460%, 4-7-16 (D)	3,500	3,500
Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2005 (GTD by U.S. Bank N.A.), 0.410%, 4-7-16 (D)	4,000	4,000
Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2006 (GTD by U.S. Bank N.A.), 0.410%, 4-7-16 (D)	3,600	3,600
Elmhurst, IL, Adj Demand Rev Bonds, Joint Comsn on Accred of Hlthcare Org (GTD by JPMorgan Chase Bank N.A.), 0.410%, 4-7-16 (D)	255	255
Exempla Gen Impvt Dist of Lafayette, CO, Spl Impvt Dist No. 02-01, Spl Assmt Rev Rfdg and Impvt Bonds, Ser 2002 (GTD by Wells Fargo Bank N.A.), 0.450%, 4-7-16 (D)	1,325	1,325
Greenville Hosp Sys Board of Trustees, Hosp Rfdg Rev Bonds, Ser 2008B (GTD by U.S. Bank N.A.), 0.400%, 4-7-16 (D)	2,500	2,500

Municipal Bond Fund *(in thousands)*

SHORT-TERM SECURITIES (Continued)

Municipal Obligations (Continued)

	Principal	Value
Harris Cnty Hosp Dist, Sr Lien Rfdg Rev Bonds, Ser 2010 (GTD by JPMorgan Chase & Co.), 0.430%, 4-7-16 (D)	$2,500	$2,500
Irvine Unif Sch Dist, Cmnty Fac Dist No. 09-1, Adj Rate Spl Tax Bonds, Ser 2014C-C (GTD by U.S. Bank N.A.), 0.360%, 4-1-16 (D)	5,500	5,500
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2009A (GTD by Air Products and Chemicals, Inc.), 0.410%, 4-7-16 (D)	1,500	1,500
MN Office of Higher Edu, Adj Rate Supplemental Student Loan Prog Rev Bonds, Ser 2008B (Tax-Exempt), (GTD by U.S. Bank N.A.), 0.430%, 4-7-16 (D)	3,800	3,800
MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007B (GTD by Chevron Corp.), 0.380%, 4-1-16 (D)	8,815	8,815

SHORT-TERM SECURITIES (Continued)

Municipal Obligations (Continued)

	Principal	Value
MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007D (GTD by Chevron Corp.), 0.370%, 4-1-16 (D)	$15,000	$15,000
Muni Elec Auth GA, Gen Resolution Proj Bond Anticipation Notes, Ser A (Taxable), (GTD by Wells Fargo Bank N.A.), 0.420%, 4-7-16	2,000	2,000
NJ Hlth Care Fac Fin Auth, Rev Bonds, AHS Hosp Corp. Issue, Ser 2008C (GTD by JPMorgan Chase & Co.), 0.400%, 4-7-16 (D)	6,300	6,300
NYC GO Bonds, Fiscal 2008 Ser L-4, 0.360%, 4-1-16 (D)	2,000	2,000
Port Arthur Nav Dist Indl Dev Corp., Exempt Fac Var Rate Rev Bonds (Air Products Proj), Ser 2006 (GTD by Air Products and Chemicals, Inc.), 0.390%, 4-1-16 (D)	1,545	1,545

SHORT-TERM SECURITIES (Continued)

Municipal Obligations (Continued)

	Principal	Value
Santa Clara Cnty Fin Auth, Var Rate Rev Bonds, El Camino Hosp, Ser 2009A (GTD by Wells Fargo Bank N.A.), 0.380%, 4-7-16 (D)	$3,549	$ 3,549
Tuscaloosa Cnty Indl Dev Auth, Gulf Opp Zone Bonds (Hunt Refining Proj), Ser 2011G (GTD by Bank of Nova Scotia), 0.410%, 4-7-16 (D)	4,000	4,000
		80,489
TOTAL SHORT-TERM SECURITIES – 13.2%		**$118,191**
(Cost: $118,187)		
TOTAL INVESTMENT SECURITIES – 99.0%		**$885,228**
(Cost: $796,547)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.0%		**8,745**
NET ASSETS – 100.0%		**$893,973**

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016.

(B) Zero coupon bond.

(C) Rate shown is the yield to maturity at March 31, 2016.

(D) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Municipal Bonds	$ —	$767,037	$ —
Short-Term Securities	—	118,191	—
Total	$ —	$885,228	$ —

During the period ended March 31, 2016, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

AGM = Assured Guaranty Municipal
AMBAC = American Municipal Bond Assurance Corp.
BHAC = Berkshire Hathaway Assurance Corporation
CR = Custodial Receipts
FGIC = Financial Guaranty Insurance Co.
FHA = Federal Housing Administration
FHLMC = Federal Home Loan Mortgage Corp.
FNMA = Federal National Mortgage Association
GNMA = Government National Mortgage Association
GTD = Guaranteed

See Accompanying Notes to Financial Statements.

Asset Allocation

Bonds	**93.1%**
Municipal Bonds	93.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**6.9%**

Lipper Rankings

Category: Lipper High Yield Municipal Debt Funds	Rank	Percentile
1 Year	135/144	94
3 Year	86/124	69
5 Year	93/109	85
10 Year	14/67	21

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**35.0%**
AA	1.3%
A	9.5%
BBB	24.2%
Non-Investment Grade	**58.1%**
BB	7.0%
B	4.9%
CCC	1.2%
Below CCC	2.5%
Non-rated	42.5%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**6.9%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

Municipal High Income Fund *(in thousands)* MARCH 31, 2016 (UNAUDITED)

MUNICIPAL BONDS	Principal	Value
Alabama – 1.4%		
Butler Cnty Indl Dev Auth, Envirnmt Impvt Rev Bonds, Ser 2008A, 7.000%, 9-1-32	$ 1,000	$ 1,102
Jefferson Cnty, AL, Swr Rev Bonds, Ser 2013-D, 6.500%, 10-1-53	2,970	3,592
Lower AL Gas Dist, Gas Proj Rev Bonds, Ser 2016A, 5.000%, 9-1-46	6,000	7,455
		12,149
Alaska – 0.7%		
Northn Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2006A Sr Cur Int Bonds, 5.000%, 6-1-46	6,955	6,166
American Samoa – 0.6%		
American Samoa Econ Dev Auth, Gen Rev and Rfdg Bonds, Ser 2015A, 6.625%, 9-1-35	5,000	5,105
Arizona – 2.7%		
AZ Hlth Fac Auth, Rev Bonds (Banner Hlth), Ser 2007B, 0.981%, 1-1-37 (A)	10,000	8,805
Indl Dev Auth of Mohave Cnty, Correctional Fac Contract Rev Bonds (Mohave Prison LLC Expansion Proj), Ser 2008, 8.000%, 5-1-25	8,000	8,995
Indl Dev Auth of Tempe, AZ, Rev Rfdg Bonds (Friendship Vlg of Tempe), Ser 2012A:		
6.000%, 12-1-32	1,430	1,559
6.250%, 12-1-46	1,500	1,636
Indl Dev Auth of Yavapai, Edu Rev Bonds (AZ Agribusiness and Equine Ctr, Inc. Proj), Ser 2011, 7.875%, 3-1-42	2,000	2,345
		23,340
California – 7.8%		
CA Muni Fin Auth, Charter Sch Rev Bonds (Palmdale Aerospace Academy Proj), Ser 2016A, 5.000%, 7-1-46 (B)	1,670	1,782
CA Muni Fin Auth, Edu Fac Rev Bonds (American Heritage Edu Fndtn Proj), Ser 2006A, 5.250%, 6-1-36	1,000	1,002
CA Muni Fin Auth, Edu Fac Rev Bonds (King/Chavez Academies Proj), Ser 2009A, 8.750%, 10-1-39	4,000	4,551

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
CA Statewide Cmnty Dev Auth, Rev Bonds (Methodist Hosp of Southn CA Proj), Ser 2009 (Insured by FHA), 6.625%, 8-1-29	$2,225	$2,652
CA Statewide Cmnty Dev Auth, Sch Fac Rev Bonds (Aspire Pub Sch), Ser 2010:		
6.000%, 7-1-40	2,995	3,401
6.350%, 7-1-46	1,705	1,952
CA Statewide Cmnty Dev Auth, Sr Living Rev Bonds (Southn CA Presbyterian Homes), Ser 2009, 7.000%, 11-15-29	1,500	1,751
CA Statewide Cmnty Dev Auth, Student Hsng Rfdg Rev Bonds (Univ of CA, Irvine East Campus Apt, CHF-Irvine LLC), Ser 2016, 5.000%, 5-15-40	1,500	1,740
Cert of Part, Oro Grande Elem Sch Dist, Ser 2010, 6.125%, 9-15-40	5,000	5,798
Golden State Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2007A-1 Sr Current Interest Bonds, 5.750%, 6-1-47	5,000	5,000
Golden State Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2007A-1, 5.125%, 6-1-47	7,000	6,512
Golden State Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2015A, 5.000%, 6-1-35	6,265	7,372
Palomar Pomerado Hlth, San Diego Cnty, CA, Cert of Part:		
6.625%, 11-1-29	2,000	2,235
6.750%, 11-1-39	900	1,008
Redev Agy for Riverside, Interstate 215 Corridor Redev Proj Area, 2010 Tax Alloc Bonds, Ser E, 6.500%, 10-1-40	2,500	2,925
Redev Agy of San Buenaventura, Merged San Buenaventura Redev Proj, 2008 Tax Alloc Bonds:		
7.750%, 8-1-28	1,000	1,042
8.000%, 8-1-38	1,400	1,460
San Buenaventura Rev Bonds (Cmnty Mem Hlth Sys), Ser 2011, 7.500%, 12-1-41	4,000	4,911

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
San Mateo Cmnty Fac Dist No. 2008-1 (Bay Meadows), Spl Tax Bonds, Ser 2012, 6.000%, 9-1-42	$1,000	$ 1,148
Tob Securitization Auth of Southn CA, Tob Stlmt Asset-Bkd Bonds (San Diego Cnty Tob Asset Securitization Corp.), Ser 2006A Sr Current Int Bonds, 5.000%, 6-1-37	5,500	5,457
Tob Securitization Auth of Southn CA, Tob Stlmt Asset-Bkd Bonds (San Diego Cnty Tob Asset Securitization Corp.), Ser A-1, 5.125%, 6-1-46	4,000	3,964
		67,663
Colorado – 6.5%		
Arkansas River Power Auth, CO, Power Rev Impvt Bonds, Ser 2006, 5.250%, 10-1-40	2,000	2,024
Arkansas River Power Auth, CO, Power Rev Impvt Bonds, Ser 2008, 6.000%, 10-1-40	4,750	4,967
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (The Classical Academy Proj), Ser 2008B, 8.000%, 12-1-38	1,125	1,305
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (The Classical Academy Proj), Ser 2008A, 7.400%, 12-1-38	2,700	3,160
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (Twin Peaks Charter Academy Proj), Ser 2008, 7.000%, 11-15-38	4,000	4,629
CO Edu and Cultural Fac Auth, Independent Sch Rev Rfdg Bonds (Vail Mountain Sch Proj), Ser 2010, 6.125%, 5-1-40	5,975	6,587
CO Hlth Fac Auth, Rev Bonds (Christian Living Cmnty - Clermont Park Proj), Ser 2006A, 5.750%, 1-1-37	3,000	3,036
CO Hlth Fac Auth, Rev Bonds (CO Sr Residences Proj), Ser 2012, 7.000%, 6-1-42 (C)	3,665	2,946

MUNICIPAL BONDS (Continued)	Principal	Value
Colorado (Continued)		
CO Hlth Fac Auth, Rev Rfdg Bonds (Christian Living Cmnty Proj), Ser 2012, 5.250%, 1-1-37	$1,000	$ 1,039
Lincoln Park Metro Dist, Douglas Cnty, CO, GO Rfdg and Impvt Bonds, Ser 2008, 6.200%, 12-1-37	4,000	4,350
North Range Metro Dist No. 2, Adams Cnty, CO, Ltd. Tax GO Bonds, Ser 2007, 5.500%, 12-15-37	7,300	7,389
Pub Auth for CO Enrg, Natural Gas Purchase Rev Bonds, Ser 2008, 6.500%, 11-15-38	3,000	4,239
Rgnl Trans Dist, Private Activity Bonds (Denver Transit Partn Eagle P3 Proj), Ser 2010, 6.500%, 1-15-30	3,000	3,553
Tallgrass Metro Dist, Arapahoe Cnty, CO, GO Ltd. Tax Rfdg and Impvt Bonds, Ser 2007, 5.250%, 12-1-37	3,943	3,950
Wildgrass Metro Dist, Broomfield Cnty, CO, GO Ltd. Tax Rfdg Bonds, Ser 2007, 6.200%, 12-1-34	3,082	3,198
		56,372
Connecticut – 0.6%		
Harbor Point Infra Impvt Dist (Harbor Point Proj), Spl Oblig Rev Bonds, Ser 2010A, 7.875%, 4-1-39	4,500	5,331
Florida – 2.7%		
Brevard Cnty, FL, Indl Dev Rev Bonds (TUFF FL Tech Proj), Ser 2009:		
6.500%, 11-1-29	2,250	2,445
6.750%, 11-1-39	2,390	2,610
Cap Trust Agy, Rev Bonds (Million Air One LLC Gen Aviation Fac Proj), Ser 2011, 7.750%, 1-1-41	1,900	1,726
FL Dev Fin Corp., Edu Fac Rev Bonds (Renaissance Charter Sch, Inc. Proj), Ser 2010A:		
6.000%, 6-15-32	2,600	2,777
6.000%, 9-15-40	6,000	6,276
6.125%, 6-15-43	1,000	1,060
FL Dev Fin Corp., Rev Bonds (Sculptor Charter Sch Proj), Ser 2008A, 7.250%, 10-1-38	1,965	2,085

MUNICIPAL BONDS (Continued)	Principal	Value
Florida (Continued)		
Lee Cnty Indl Dev Auth, Hlthcare Fac Rfdg Rev Bonds (Cypress Cove at Health Park FL, Inc. Proj), Ser 2012, 6.500%, 10-1-47	$3,835	$ 4,316
		23,295
Georgia – 1.5%		
DeKalb Cnty, GA, Hosp Auth, Rev Anticipation Cert (DeKalb Med Ctr, Inc. Proj), Ser 2010, 6.125%, 9-1-40	2,000	2,196
Greene Cnty Dev Auth, GA, First Mtg Rev Bonds (Glen-I LLC Proj), Ser 2015A, 7.250%, 1-1-46	6,000	6,128
Savannah Econ Dev Auth, Rfdg Rev Bonds (The Marshes of Skidaway Island Proj), Ser 2013, 7.250%, 1-1-49	4,000	4,636
		12,960
Guam – 0.4%		
Govt of GU, GO Bonds, Ser 2009A, 7.000%, 11-15-39	2,700	3,286
Hawaii – 0.3%		
Dept of Budget and Fin of HI, Spl Purp Sr Living Rev Bonds (15 Craigside Proj), Ser 2009A:		
8.750%, 11-15-29	400	493
9.000%, 11-15-44	2,000	2,467
		2,960
Illinois – 8.4%		
Belleville, IL, Tax Incr Rfdg Rev Bonds (Frank Scott Pkwy Redev Proj), Ser 2007A, 5.700%, 5-1-36	2,500	2,530
Chicago Multi-Fam Hsng Rev Bonds (Goldblatts Supportive Living Proj), Ser 2013, 6.125%, 12-1-43	3,000	2,820
Cook Cnty, IL, Recovery Zone Fac Rev Bonds (Navistar Intl Corp. Proj), Ser 2010, 6.500%, 10-15-40	4,500	4,507
Fairview Heights, IL, Tax Incr Rfdg Rev Bonds (Shoppes at St. Clair Square Redev Proj), Ser 2009A, 8.000%, 12-1-28	1,125	1,182

MUNICIPAL BONDS (Continued)	Principal	Value
Illinois (Continued)		
IL Fin Auth, Rev Bonds (Lutheran Home and Svs Oblig Group), Ser 2012, 5.750%, 5-15-46	$2,500	$2,673
IL Fin Auth, Multi-Family Hsng Rev Bonds (St. Anthony of Lansing Proj), Ser 2012, 6.500%, 12-1-32	4,660	4,859
IL Fin Auth, Rev Bonds (Admiral at the Lake Proj), Ser 2010A, 8.000%, 5-15-46	8,000	9,129
IL Fin Auth, Rev Bonds (Rush Univ Med Ctr Oblig Group), Ser 2009A, 7.250%, 11-1-38	2,565	2,983
IL Fin Auth, Rev Bonds (Rush Univ Med Ctr Oblig Group), Ser 2009C, 6.625%, 11-1-39	3,000	3,520
IL Fin Auth, Rev Bonds (Silver Cross Hosp and Med Ctrs), Ser 2009, 7.000%, 8-15-44	5,000	5,999
Springfield, Sangamon Cnty, IL, Spl Svc Area (Legacy Pointe), Tax Bonds, Ser 2009, 7.875%, 3-1-32	3,500	3,632
Springfield, Sangamon Cnty, IL, Spl Svc Area (Legacy Pointe), Tax Bonds, Ser 2010, 7.500%, 3-1-32	2,000	2,069
SW IL Dev Auth, Local Govt Prog Rev Bonds (Collinsville Ltd. Incr Sales Tax Proj), Ser 2007, 5.350%, 3-1-31	690	544
SW IL Dev Auth, Local Govt Prog Rev Bonds (Granite City Proj), Ser 2008, 7.000%, 12-1-22	3,455	3,902
SW IL Dev Auth, Local Govt Prog Rev Bonds (Granite City Proj), Ser 2009, 8.000%, 1-15-22	490	525
SW IL Dev Auth, Local Govt Prog Rev Rfdg Bonds (Granite City Proj), Ser 2012, 5.250%, 3-1-23	2,560	2,672
SW IL Dev Auth, Sr Care Fac Rev Bonds (Eden Ret Ctr, Inc. Proj), Ser 2006, 5.850%, 12-1-36	2,675	2,516
Vlg of Bridgeview, Cook Cnty, IL, GO Bonds, Ser 2015A, 5.625%, 12-1-41	4,000	4,191
Vlg of Bridgeview, Cook Cnty, IL, GO Rfdg Bonds, Ser 2014A, 5.500%, 12-1-43	5,000	5,068

Municipal High Income Fund *(in thousands)* MARCH 31, 2016 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
Illinois (Continued)		
Vlg of Matteson, Cook Cnty, IL, GO Cap Apprec Debt Cert, Ser 2010, 0.000%, 12-1-29 (D)	$7,385	$ 5,153
Vlg of Riverdale, Cook Cnty, IL, Unlimited Tax GO Bonds, Ser 2011, 8.000%, 10-1-36	2,375	2,611
		73,085
Indiana – 2.9%		
City of Carmel, IN, Rev Bonds, Ser 2012A, 7.125%, 11-15-47	6,250	7,050
Hammond, IN, Redev Dist Rev Bonds (Marina Area Proj), Ser 2008, 6.000%, 1-15-17	545	550
IN Fin Auth, Midwestrn Disaster Relief Rev Bonds (OH Vly Elec Corp. Proj), Ser 2012A, 5.000%, 6-1-39	6,335	6,664
Lake Station 2008 Bldg Corp., Lake Station, IN, First Mtg Bonds, Ser 2010, 6.000%, 7-15-27	2,000	2,204
Terre Haute, IN, Rev Bonds (Westminister Vlg Proj), Ser 2012, 6.000%, 8-1-39	1,000	1,022
Westfield Redev Dist, Tax Incr Rev Bonds of 2009, 6.500%, 2-1-30	2,000	2,251
Whitestown, IN, Econ Dev Tax Incr Rev Bonds (Perry Indl Park and Whitestown Crossing Proj), Ser 2010A, 7.000%, 2-1-30	3,685	3,928
Whiting, IN, Redev Dist Tax Incr Rev Bonds (Lakefront Dev Proj), Ser 2010, 6.750%, 1-15-32	1,585	1,752
		25,421
Iowa – 0.9%		
IA Fin Auth, Ret Cmnty Rev Bonds (Edgewater LLC Proj), Ser 2007A, 6.750%, 11-15-37	4,500	4,935
IA Fin Auth, Rev and Rfdg Bonds (Childserve Proj), Ser 2015B, 5.000%, 6-1-36	2,425	2,452
		7,387
Kansas – 1.9%		
Arkansas City, KS, Pub Bldg Comsn, Rev Bonds (South Cent KS Rgnl Med Ctr), Ser 2009, 7.000%, 9-1-38	3,000	3,146

MUNICIPAL BONDS (Continued)	Principal	Value
Kansas (Continued)		
Atchison, KS, Hosp Rev Bonds (Atchison Hosp Assoc), Ser 2008A, 6.750%, 9-1-30	$ 2,920	$ 3,057
Kansas City, Wyandotte Cnty, KS, Unif Govt Spl Oblig Rev Sales Tax Bonds (Vacation Vlg Proj), Ser 2015A, 5.750%, 9-1-32	3,000	3,053
Lawrence, KS (The Bowersock Mills & Power Co. Hydroelec Proj), Indl Rev Bonds (Recovery Zone Fac Bonds), Ser 2010A, 7.625%, 8-1-37	3,500	3,765
Olathe, KS, Sr Living Fac Rev Bonds (Catholic Care Campus, Inc.), Ser 2006A, 6.000%, 11-15-38	2,500	2,515
Olathe, KS, Trans Dev Dist Sales Tax Rev Bonds (The Olathe Gateway TDD No. 1a Proj), Ser 2006:		
5.000%, 12-1-16 (C)	68	26
5.000%, 12-1-28 (C)	95	37
Wilson Cnty, KS, Hosp Rev Bonds, Ser 2006, 6.200%, 9-1-26	1,000	1,106
		16,705
Kentucky – 1.1%		
KY Econ Dev Fin Auth, Hosp Rev Bonds, Ser 2010A:		
6.375%, 6-1-40	5,500	6,325
6.500%, 3-1-45	2,500	2,883
		9,208
Louisiana – 2.4%		
LA Local Govt Envirnmt Fac and Cmnty Dev Auth, Rev Bonds (Shreveport Arpt Cargo Fac Proj), Ser 2008C, 7.000%, 1-1-33	1,000	1,157
LA Local Govt Envirnmt Fac and Cmnty Dev Auth, Rev and Rfdg Bonds (CDF Hlthcare of LA LLC Proj), Ser 2015A, 5.625%, 6-1-45	3,000	3,069
LA Pub Fac Auth, Solid Waste Disp Fac Rev Bonds (LA Pellets, Inc. Proj), Ser 2013B, 10.500%, 7-1-39 (C)	11,000	6,398
LA Pub Fac Auth, Solid Waste Disp Fac Rev Bonds (LA Pellets, Inc. Proj - Phase IIA), Ser 2014A, 8.375%, 7-1-39 (C)	6,000	3,492

MUNICIPAL BONDS (Continued)	Principal	Value
Louisiana (Continued)		
LA Pub Fac Auth, Solid Waste Disp Fac Rev Bonds (LA Pellets, Inc. Proj), Ser 2015, 7.750%, 7-1-39 (C)	$ 3,000	$ 1,747
New Orleans Aviation Board, Gulf Opp Zone CFC Rev Bonds (Consolidated Rental Car Proj), Ser 2009A, 6.500%, 1-1-40	4,600	5,169
		21,032
Maryland – 0.4%		
MD Econ Dev Corp., Econ Dev Rev Bonds (Terminal Proj), Ser B, 5.750%, 6-1-35	1,250	1,368
MD Econ Dev Corp., Port Fac Rfdg Rev Bonds (CNX Marine Terminals, Inc. Port of Baltimore Fac), Ser 2010, 5.750%, 9-1-25	2,000	1,925
		3,293
Massachusetts – 1.7%		
MA Dev Fin Agy, Rev Bonds, Foxborough Rgnl Charter Sch Issue, Ser 2010, 7.000%, 7-1-42	4,000	4,572
MA Port Auth, Spl Fac Rev Bonds (Delta Air Lines, Inc. Proj), Ser 2001B (Auction Rate Sec) (Insured by AMBAC), 0.689%, 1-1-31 (A)	11,500	10,077
		14,649
Michigan – 3.1%		
MI Fin Auth, Hosp Rev and Rfdg Bonds (Presbyterian Vlg of MI), Ser 2015, 5.250%, 11-15-35	2,340	2,412
MI Fin Auth, Pub Sch Academy Ltd. Oblig Rev and Rev Rfdg Bonds (MI Technical Academy Proj), Ser 2012:		
7.100%, 10-1-31	1,000	1,024
7.450%, 10-1-41	1,000	1,027
MI Fin Auth, Pub Sch Academy Ltd. Oblig Rev Bonds (Old Redford Academy Proj), Ser 2010A:		
5.900%, 12-1-30	2,000	2,040
6.500%, 12-1-40	3,000	3,103
MI Fin Auth, Sr Edu Fac Rev Bonds (St. Catherine of Siena Academy Proj), Ser 2010A, 8.500%, 10-1-45 (C)	9,815	5,890

Municipal High Income Fund *(in thousands)* MARCH 31, 2016 (UNAUDITED)

MUNICIPAL BONDS (Continued)	Principal	Value
Michigan (Continued)		
MI Tob Stlmt Fin Auth, Tob Stlmt Asset-Bkd Bonds, Ser 2008A, 6.875%, 6-1-42	$7,600	$ 7,843
The Econ Dev Corp. of Dearborn, MI, Ltd. Oblig Rev and Rfdg Rev Bonds (Henry Ford Vlg, Inc. Proj), Ser 2008:		
6.000%, 11-15-18	885	902
7.000%, 11-15-38	2,400	2,439
		26,680
Missouri – 6.4%		
Arnold, MO, Real Ppty Tax Incr Rev Bonds (Arnold Triangle Redev Proj), Ser 2009A, 7.750%, 5-1-28	2,075	2,188
Arnold, MO, Sales Tax Incr Rev Bonds (Arnold Triangle Redev Proj), Ser 2009B, 8.000%, 5-1-28	2,045	2,162
Ballwin, MO, Tax Incr Rfdg and Impvt Rev Bonds (Ballwin Town Ctr Redev Proj), Ser 2002A, 6.250%, 10-1-17	1,700	1,677
Blue Springs, MO, Spl Oblig Tax Incr and Spl Dist Rfdg and Impvt Bonds (Adams Farm Proj), Ser 2015A, 5.250%, 6-1-39	5,000	5,100
Broadway-Fairview Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A:		
5.875%, 12-1-31	675	546
6.125%, 12-1-36	675	539
Grindstone Plaza Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A:		
5.400%, 10-1-26	760	725
5.500%, 10-1-31	1,500	1,393
5.550%, 10-1-36	400	362
Hlth and Edu Fac Auth of MO, Edu Fac Rfdg Rev Bonds, Rockhurst Univ, Ser 2011A, 6.500%, 10-1-30	1,500	1,677
Jennings, MO, Tax Incr and Cmnty Impvt Rfdg Rev Bonds (Northland Redev Area Proj), Ser 2006, 5.000%, 11-1-23	2,575	2,578
Lakeside 370 Levee Dist (St. Charles Cnty, MO), Levee Dist Impvt Bonds, Ser 2008:		
0.000%, 4-1-55 (D)	3,302	494
5.750%, 4-1-55	2,391	2,344
Missouri (Continued)		
Land Clearance for Redev Auth of St. Louis, Recovery Zone Fac Bonds (Kiel Opera House Proj), Ser 2010B, 7.000%, 9-1-35	$2,910	$3,039
MO Dev Fin Board, Infra Fac Rev Bonds (Branson Landing Proj), Ser 2005A, 6.000%, 6-1-20	840	910
MO Dev Fin Board, Research Fac Rev Bonds (Midwest Research Institute Proj), Ser 2007, 4.500%, 11-1-27	3,500	3,709
St. Louis Cnty, MO, Rev Notes (Lambert Arpt Eastn Perimeter Redev Proj-RPA1), Sr Ser B, 9.000%, 11-1-31	3,000	3,296
St. Louis Muni Fin Corp., Compound Int Leasehold Rev Bonds (Convention Ctr Cap Impvt Proj), Ser 2010A (Insured by AGM):		
0.000%, 7-15-36 (D)	1,500	687
0.000%, 7-15-37 (D)	2,500	1,097
Stone Canyon Cmnty Impvt Dist, Independence, MO, Rev Bonds (Pub Infra Impvt Proj), Ser 2007, 5.750%, 4-1-27 (C)	1,250	381
The Elm Point Commons Cmnty Impvt Dist (St. Charles, MO), Spl Assmt Bonds, Ser 2007, 5.750%, 3-1-27	1,305	1,346
The Indl Dev Auth of Branson, MO, Tax Incr Rev Bonds (Branson Shoppes Redev Proj), Ser 2006A, 5.950%, 11-1-29	2,630	2,657
The Indl Dev Auth of Grandview, MO, Tax Incr Rev Bonds (Grandview Crossing Proj 1), Ser 2006, 5.750%, 12-1-28 (C)	1,000	240
The Indl Dev Auth of Kansas City, MO, Hlth Care Fac First Mtg Rev Bonds (The Bishop Spencer Place Proj), Ser 1994:		
6.250%, 1-1-24	3,550	3,557
6.500%, 1-1-35	3,000	3,005
The Indl Dev Auth of Lee's Summit, MO, Infra Fac Rev Bonds (Kensington Farms Impvt Proj), Ser 2007, 5.750%, 3-1-29	1,185	723
Missouri (Continued)		
The Indl Dev Auth of Platte Cnty, MO, Trans Rev Bonds (Zona Rosa Phase II Retail Proj), Ser 2007, 6.850%, 4-1-29	$2,940	$ 3,020
The Indl Dev Auth of St. Joseph, MO, Hlthcare Rev Bonds (Living Cmnty of St. Joseph Proj), Ser 2002, 7.000%, 8-15-32	6,000	6,010
		55,462
Nebraska – 1.3%		
Cent Plains Enrg Proj, Gas Proj Rev Bonds (Proj No. 3), Ser 2012:		
5.250%, 9-1-37	8,000	8,954
5.000%, 9-1-42	2,000	2,175
		11,129
Nevada – 1.4%		
Director of the State of NV, Dept of Business and Industry Charter Sch Lease Rev Bonds (Somerset Academy), Ser 2015A, 5.125%, 12-15-45	2,515	2,552
Las Vegas Redev Agy, NV, Tax Incr Rev Bonds, Ser 2009A, 8.000%, 6-15-30	5,000	5,755
Overton Power Dist No. 5 (NV), Spl Oblig Rev Bonds, Ser 2008, 8.000%, 12-1-38	3,000	3,561
		11,868
New Jersey – 1.6%		
NJ Econ Dev Auth, Spl Fac Rev Bonds (Continental Airlines, Inc. Proj), Ser 1999, 5.125%, 9-15-23	2,000	2,246
NJ Edu Fac Auth, Rev Rfdg Bonds, Univ of Medicine and Dentistry of NJ Issue, Ser 2009B, 7.500%, 12-1-32	2,500	3,000
Tob Stlmt Fin Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2007-1A, 5.000%, 6-1-41	9,730	8,816
		14,062
New Mexico – 0.3%		
NM Hosp Equip Loan Council, Hosp Impvt and Rfdg Rev Bonds (Gerald Champion Rgnl Med Ctr Proj), Ser 2012A, 5.500%, 7-1-42	2,000	2,177

MUNICIPAL BONDS (Continued)

	Principal	Value
New York – 3.6%		
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014A2, 6.500%, 1-1-32	$ 1,125	$ 1,131
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014A4, 6.700%, 1-1-49	3,750	3,735
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014A5, 6.700%, 1-1-49	726	724
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014B, 5.500%, 7-1-20	1,401	1,404
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014C, 2.000%, 1-1-49	2,595	324
NY Liberty Dev Corp., Rev Bonds (3 World Trade Center Proj), Ser 2014, 5.000%, 11-15-44	15,000	16,141
Suffolk Cnty Indl Dev Agy, Assisted Living Fac Rev Bonds (Medford Hamlet Assisted Living Proj), Ser 2005, 6.375%, 1-1-39	1,700	1,738
The Orange Co. Funding Corp. (NY), Assisted Living Residence Rev Bonds (The Hamlet at Wallkill Assisted Living Proj), Ser 2012, 6.500%, 1-1-46	6,015	6,106
		31,303
Ohio – 0.6%		
Greene Cnty Port Auth, Adult Svc Fac Rev Bonds (Greene, Inc. Proj), Ser 2009, 7.500%, 12-1-33	3,500	4,161
Summit Cnty Port Auth, OH (Cleveland - Flats East Dev Proj), Ser 2010B, 6.875%, 5-15-40	1,225	1,380
		5,541

MUNICIPAL BONDS (Continued)

	Principal	Value
Oklahoma – 0.8%		
OK Cnty Fin Auth, Ret Fac Rev Bonds (Concordia Life Care Cmnty), Ser 2005:		
6.125%, 11-15-25	$2,000	$ 2,003
6.000%, 11-15-38	4,550	4,554
		6,557
Oregon – 1.2%		
Hosp Fac Auth of Deschutes Cnty, OR, Hosp Rev Rfdg Bonds (Cascade Hlthcare Cmnty, Inc.), Ser 2008, 8.250%, 1-1-38	4,000	4,798
Port of Portland, OR, Portland Intl Arpt Passenger Fac Charge Rev Bonds, Ser 2011A, 5.500%, 7-1-30	5,000	5,764
		10,562
Pennsylvania – 3.1%		
Butler Cnty Hosp Auth, Hosp Rev Bonds (Butler Hlth Sys Proj), Ser 2009B, 7.250%, 7-1-39	3,000	3,604
Cumberland Cnty Muni Auth, Rfdg Rev Bonds (Asbury PA Oblig Group), Ser 2012, 5.250%, 1-1-41	3,000	3,151
Delaware Cnty Indl Dev Auth, Charter Sch Rev Bonds (Chester Cmnty Charter Sch Proj), Ser 2010A, 6.125%, 8-15-40	6,540	6,644
Delaware Cnty Indl Dev Auth, PA, Rfdg Rev Bonds (Covanta Proj), Ser 2015A, 5.000%, 7-1-43	5,000	5,075
PA Econ Dev Fin Auth, Exempt Fac Rev Ref Bonds (PPL Enrg Supply LLC Proj), Ser 2009A, 6.400%, 12-1-38	4,000	3,686
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2009E, 0.000%, 12-1-38 (D)	3,000	3,581
The Borough of Langhorne Manor, Higher Edu and Hlth Auth (Bucks Cnty, PA), Hosp Rev Bonds (Lower Bucks Hosp), Ser 1992:		
7.300%, 7-1-12 (C)	1,850	458
7.350%, 7-1-22 (C)	3,400	841
		27,040

MUNICIPAL BONDS (Continued)

	Principal	Value
Puerto Rico – 2.6%		
Cmnwlth of PR, GO Bonds of 2014, Ser A, 8.000%, 7-1-35	$ 5,000	$ 3,457
Cmnwlth of PR, Pub Impvt Rfdg GO Bonds, Ser 2012A:		
5.750%, 7-1-28	2,000	1,208
5.500%, 7-1-39	3,750	2,246
PR Aqueduct and Sewer Auth, Rev Bonds, Ser 2012A (Sr Lien), 5.750%, 7-1-37	1,000	679
PR Elec Power Auth, Power Rev Bonds, Ser 2013A, 7.000%, 7-1-43	13,000	8,051
PR Sales Tax Fin Corp., Sales Tax Rev Bonds, First Sub Ser 2009A, 6.375%, 8-1-39	5,000	2,133
PR Sales Tax Fin Corp., Sales Tax Rev Bonds, First Sub Ser 2010A:		
5.375%, 8-1-39	5,000	2,055
5.500%, 8-1-42	1,000	412
PR Sales Tax Fin Corp., Sales Tax Rev Bonds, Ser 2011C, 5.250%, 8-1-40	3,000	1,866
		22,107
Rhode Island – 0.6%		
Tob Stlmt Fin Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2015B, 5.000%, 6-1-50	5,000	5,267
South Carolina – 0.7%		
SC Jobs - Econ Dev Auth, Student Hsng Rev Bonds (Coastal Hsng Fndtn LLC Proj), Ser 2009A, 6.500%, 4-1-42	5,000	6,071
Tennessee – 0.1%		
Metro Nashville Arpt Auth, Arpt Impvt Rev Bonds, Ser 2015A, 5.000%, 7-1-40	1,000	1,172
Texas – 14.3%		
Bexar Cnty Hlth Fac Dev Corp., Rev Bonds (Army Ret Residence Fndtn Proj), Ser 2010, 6.200%, 7-1-45	1,750	1,982
Cass Cnty Indl Dev Corp., Envirnmt Impvt Rev Bonds, Ser 2009A, 9.500%, 3-1-33	3,500	4,223
Cent TX Rgnl Mobility Auth, Sr Lien Rev Bonds, Ser 2010:		
0.000%, 1-1-36 (D)	2,000	910
0.000%, 1-1-40 (D)	1,500	570

MUNICIPAL BONDS (Continued)

	Principal	Value
Texas (Continued)		
Dallas/Fort Worth Intl Arpt, Joint Rev Impvt Bonds, Ser 2013A, 5.000%, 11-1-45	$ 5,500	$ 5,995
Dallas/Fort Worth Intl Arpt, Joint Rev Impvt Bonds, Ser 2013B, 5.000%, 11-1-44	5,000	5,670
Grand Prkwy Trans Corp., First Tier Toll Rev Bonds, Ser 2013A, 5.500%, 4-1-53	10,000	11,289
Hackberry, TX, Combination Spl Assmt and Contract Rev Road Bonds (Hackberry Hidden Cove Pub Impvt Dist No. 2 Proj), Ser 2009A, 9.000%, 9-1-38	2,865	3,156
Harris Cnty Cultural Edu Fac Fin Corp., Rev Rfdg Bonds (Space Ctr Houston Proj), Sr Ser 2009, 7.000%, 8-15-28	4,500	4,894
HFDC of Cent TX, Inc., Ret Fac Rev Bonds (The Vlg at Gleannloch Farms, Inc. Proj), Ser 2006A, 5.500%, 2-15-27	1,500	1,562
Hopkins Cnty Hosp Dist, Hosp Rev Bonds, Ser 2008, 6.000%, 2-15-38	1,600	1,621
La Vernia Higher Edu Fin Corp. (KIPP, Inc.), Ser 2009A, 6.375%, 8-15-44	2,000	2,355
La Vernia Higher Edu Fin Corp. (Winfree Academy Charter Sch), Edu Rev Bonds, Ser 2009, 9.000%, 8-15-38	5,145	5,766
Lubbock Hlth Fac Dev Corp., First Mtg Rev and Rfdg Bonds (Carillon Sr Life Care Cmnty Proj), Ser 2005A, 6.625%, 7-1-36	6,000	6,087
Mission Econ Dev Corp., Solid Waste Disp Rev Bonds (Dallas Clean Enrg McCommas Bluff LLC Proj), Ser 2011, 6.875%, 12-1-24	2,000	2,077
Pharr, TX, Higher Edu Fin Auth, Edu Rev Bonds (Idea Pub Sch), Ser 2009A:		
6.250%, 8-15-29	900	1,001
6.500%, 8-15-39	1,800	2,016
Sanger, TX, Indl Dev Corp., Indl Dev Rev Bonds (TX Pellets Proj), Ser 2012B, 8.000%, 7-1-38	5,000	4,461

MUNICIPAL BONDS (Continued)

	Principal	Value
Texas (Continued)		
Tarrant Cnty Cultural Edu Fac Fin Corp., Charter Sch Rev Bonds (Trinity Basin Preparatory Proj), Ser 2009A:		
7.300%, 6-1-29	$ 450	$ 521
7.750%, 6-1-39	1,200	1,454
Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Buckingham Sr Living Cmnty, Inc. Proj), Ser 2007, 5.750%, 11-15-37	6,000	6,140
Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Mirador Proj), Ser 2010A:		
8.125%, 11-15-39	750	645
8.250%, 11-15-44	7,000	6,017
Tarrant Cnty, TX, Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Buckingham Sr Living Cmnty Proj), Ser 2015B-1, 4.500%, 11-15-21	4,000	4,041
TX Muni Gas Acquisition and Supply Corp. III, Gas Supply Rev Bonds, Ser 2012, 5.000%, 12-15-32	1,000	1,117
TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (North Tarrant Express Managed Lanes Proj), Ser 2009, 6.875%, 12-31-39	9,750	11,507
TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (LBJ Infra Group LLC IH-635 Managed Lanes Proj), Ser 2010:		
7.500%, 6-30-32	1,500	1,858
7.000%, 6-30-40	6,000	7,254
TX Pub Fin Auth Charter Sch Fin Corp., Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2010A, 6.200%, 2-15-40	5,400	6,456
TX Pub Fin Auth Charter Sch Fin Corp., Edu Rev Bonds (Odyssey Academy, Inc.), Ser 2010A, 7.125%, 2-15-40	3,000	3,695
TX Trans Comsn, Cent TX Tpk Sys First Tier Rev Rfdg Bonds, Ser 2012-A, 5.000%, 8-15-41	6,445	7,239
		123,579

MUNICIPAL BONDS (Continued)

	Principal	Value
Utah – 0.3%		
Muni Bldg Auth of Uintah Cnty, UT, Lease Rev Bonds, Ser 2008A, 5.500%, 6-1-37	$ 2,000	$ 2,202
Virginia – 3.9%		
Econ Dev Auth of James City Cnty, VA, Residential Care Fac Rev Bonds (VA Utd Methodist Homes of Williamsburg, Inc.), Ser 2013A:		
6.000%, 6-1-43	3,911	3,859
2.000%, 10-1-48	1,265	57
Indl Dev Auth of Smyth Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009A, 8.000%, 7-1-38	4,795	5,482
Marquis Cmnty Dev Auth (VA), Rev Bonds, Ser 2007:		
0.000%, 9-1-41 (D)	821	111
5.625%, 9-1-41	2,779	2,246
Marquis Cmnty Dev Auth (York Country, VA), Convertible Cap Apprec Rev Bonds, Ser 2015, 0.000%, 9-1-45 (D)	859	562
Norfolk Redev and Hsng Auth, Multifam Rental Hsng Fac Rev Bonds (1016 L.P. - Sussex Apt Proj), Ser 1996, 8.000%, 9-1-26	1,940	1,942
VA Small Business Fin Auth, Sr Lien Rev Bonds (95 Express Lanes LLC Proj), Ser 2012, 5.000%, 7-1-34	4,590	4,993
VA Small Business Fin Auth, Sr Lien Rev Bonds (Elizabeth River Crossing Opco LLC Proj), Ser 2012:		
6.000%, 1-1-37	2,000	2,338
5.500%, 1-1-42	11,000	12,277
		33,867
Washington – 0.8%		
Port of Sunnyside, Yakima Cnty, WA, Rev Bonds (Indl Wastewater Treatment Sys), Ser 2008, 6.625%, 12-1-21	1,640	1,767
WA Hlth Care Fac Auth, Rev Bonds (Seattle Cancer Care Alliance), Ser 2008, 7.375%, 3-1-38	4,100	4,836
		6,603

Municipal High Income Fund *(in thousands)*

MUNICIPAL BONDS (Continued)	Principal	Value
Wisconsin – 1.0%		
Pub Fin Auth, Sr Arpt Fac Rev and Rfdg Bonds (TrIps Obligated Group), Ser 2012B, 5.000%, 7-1-42	$4,500	$ 4,749
WI Hlth and Edu Fac Auth, Rev Bonds (Beloit College), Ser 2010A:		
6.125%, 6-1-35	1,000	1,119
6.125%, 6-1-39	1,000	1,112
WI Pub Fin Auth, Edu Rev Bonds (Triad Edu Svc), Ser 2015A, 5.500%, 6-15-45	2,000	2,018
		8,998
Wyoming – 0.5%		
WY Muni Power Agy, Power Supply Sys Rev Bonds, Ser 2008A, 5.500%, 1-1-38	4,000	4,282
TOTAL MUNICIPAL BONDS – 93.1%		**$805,936**
(Cost: $778,159)		

SHORT-TERM SECURITIES

	Principal	Value
Commercial Paper (E) – 1.3%		
Clorox Co. (The), 0.460%, 4-11-16	3,000	2,999
Ecolab, Inc., 0.720%, 4-4-16	1,500	1,500
NBCUniversal Enterprise, Inc., 0.770%, 4-5-16	4,000	4,000
St. Jude Medical, Inc., 0.720%, 4-1-16	2,351	2,351
		10,850

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.1%		
Toyota Motor Credit Corp., 0.443%, 4-6-16 (F)	$1,274	$1,274
Municipal Obligations – 4.2%		
CA GO Bonds, Ser 2004B6 (GTD by U.S. Bank N.A.), 0.400%, 4-7-16 (F)	9,100	9,100
CA Infra and Econ Dev Bank, Var Rate Demand Rfdg Rev Bonds (LA Cnty Mus of Nat Hist Fndtn), Ser 2008A (GTD by Wells Fargo Bank N.A.), 0.320%, 4-1-16 (F)	3,000	3,000
Castle Rock, CO, Cert of Part, Ser 2008 (GTD by Wells Fargo Bank N.A.), 0.460%, 4-7-16 (F)	6,600	6,600
Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2005 (GTD by U.S. Bank N.A.), 0.410%, 4-7-16 (F)	2,400	2,400
Greenville Hosp Sys Board of Trustees, Hosp Rfdg Rev Bonds, Ser 2008B (GTD by U.S. Bank N.A.), 0.400%, 4-7-16 (F)	1,000	1,000
Harris Cnty Hosp Dist, Sr Lien Rfdg Rev Bonds, Ser 2010 (GTD by JPMorgan Chase & Co.), 0.430%, 4-7-16 (F)	1,500	1,500
Irvine Unif Sch Dist, Cmnty Fac Dist No. 09-1, Adj Rate Spl Tax Bonds, Ser 2014C-C (GTD by U.S. Bank N.A.), 0.360%, 4-1-16 (F)	2,500	2,500

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations (Continued)		
MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007D (GTD by Chevron Corp.), 0.370%, 4-1-16 (F)	$3,000	$ 3,000
Port Arthur Nav Dist Indl Dev Corp., Exempt Fac Var Rate Rev Bonds (Air Products Proj), Ser 2006 (GTD by Air Products and Chemicals, Inc.), 0.390%, 4-1-16 (F)	2,000	2,000
Tuscaloosa Cnty Indl Dev Auth, Gulf Opp Zone Bonds (Hunt Refining Proj), Ser 2011I (GTD by Bank of Nova Scotia), 0.410%, 4-7-16 (F)	5,000	5,000
		36,100
TOTAL SHORT-TERM SECURITIES – 5.6%		**$ 48,224**
(Cost: $48,224)		
TOTAL INVESTMENT SECURITIES – 98.7%		**$854,160**
(Cost: $826,383)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.3%		**10,898**
NET ASSETS – 100.0%		**$865,058**

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016.

(B) Purchased on a when-issued basis with settlement subsequent to March 31, 2016.

(C) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(D) Zero coupon bond.

(E) Rate shown is the yield to maturity at March 31, 2016.

(F) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Municipal Bonds	$ —	$805,936	$ —
Short-Term Securities	—	48,224	—
Total	$ —	$854,160	$ —

During the period ended March 31, 2016, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

AGM = Assured Guaranty Municipal
AMBAC = American Municipal Bond Assurance Corp.
FHA = Federal Housing Administration
GTD = Guaranteed

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Bond Fund	Cash Management	Global Bond Fund	Government Securities Fund	High Income Fund	Municipal Bond Fund	Municipal High Income Fund
ASSETS							
Investments in unaffiliated securities at value+	$1,211,658	$1,478,246	$615,663	$267,935	$1,891,585	$885,228	$854,160
Investments at Value	1,211,658	1,478,246	615,663	267,935	1,891,585	885,228	854,160
Cash	1	9,513	88	131	8,473	1	1
Cash denominated in foreign currencies at value+	—	—	—	—	11	—	—
Investment securities sold receivable	—	2	121	—	7,605	—	—
Dividends and interest receivable	9,255	694	7,102	1,257	40,071	9,904	13,646
Capital shares sold receivable	1,199	22,025	386	201	2,071	469	696
Receivable from affiliates	—	3,072	—	—	—	—	—
Unrealized appreciation on forward foreign currency contracts	—	—	48	—	—	—	—
Unrealized appreciation on swap agreements	—	—	—	—	41	—	—
Prepaid and other assets	59	130	43	53	105	63	177
Total Assets	1,222,172	1,513,682	623,451	269,577	1,949,962	895,665	868,680
LIABILITIES							
Investment securities purchased payable	10,475	—	—	—	18,152	—	1,770
Capital shares redeemed payable	1,264	44,323	1,214	556	3,120	1,398	1,169
Distributions payable	—	40	—	40	1,524	—	433
Independent Trustees and Chief Compliance Officer fees payable	212	109	99	73	248	164	119
Distribution and service fees payable	8	—*	4	2	12	6	6
Shareholder servicing payable	257	466	187	61	367	78	75
Investment management fee payable	16	16	10	3	29	12	12
Accounting services fee payable	22	22	14	8	22	18	18
Unrealized depreciation on forward foreign currency contracts	—	—	—	—	19	—	—
Other liabilities	20	15	13	7	37	16	20
Total Liabilities	12,274	44,991	1,541	750	23,530	1,692	3,622
Total Net Assets	$1,209,898	$1,468,691	$621,910	$268,827	$1,926,432	$893,973	$865,058
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$1,178,939	$1,468,907	$702,612	$267,220	$2,289,964	$815,220	$863,310
Undistributed (distributions in excess of) net investment income	380	—	2,226	(284)	963	2,000	1,960
Accumulated net realized gain (loss)	7,409	(216)	(32,562)	(2,996)	(137,532)	(11,928)	(27,989)
Net unrealized appreciation (depreciation)	23,170	—	(50,366)	4,887	(226,963)	88,681	27,777
Total Net Assets	$1,209,898	$1,468,691	$621,910	$268,827	$1,926,432	$893,973	$865,058
CAPITAL SHARES OUTSTANDING:							
Class A	188,617	1,463,704	159,305	46,947	259,601	114,870	171,465
Class B	416	1,111	451	212	778	95	179
Class C	1,580	4,092	1,714	655	4,998	1,929	4,856
Class Y	384	N/A	13,810	574	44,570	N/A	N/A
NET ASSET VALUE PER SHARE:							
Class A	$6.33	$1.00	$3.55	$5.56	$6.22	$7.65	$4.90
Class B	$6.32	$1.00	$3.54	$5.56	$6.22	$7.64	$4.90
Class C	$6.33	$1.00	$3.54	$5.56	$6.22	$7.64	$4.90
Class Y	$6.34	N/A	$3.55	$5.56	$6.22	N/A	N/A
+COST							
Investments in unaffiliated securities at cost	$1,188,488	$1,478,246	$666,106	$263,048	$2,118,582	$796,547	$826,383
Cash denominated in foreign currencies at cost	—	—	—	—	11	—	—

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Bond Fund	Cash Management	Global Bond Fund	Government Securities Fund	High Income Fund	Municipal Bond Fund	Municipal High Income Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ —	$ —	$ 1,030	$ —	$ 1,088	$ —	$ —
Foreign dividend withholding tax	—	—	(11)	—	—	—	—
Interest and amortization from unaffiliated securities	17,779	2,646	13,337	2,751	85,456	16,241	22,963
Foreign interest withholding tax	—	—	—*	—	—	—	—
Total Investment Income	17,779	2,646	14,356	2,751	86,544	16,241	22,963
EXPENSES							
Investment management fee	2,831	2,815	2,043	631	5,644	2,270	2,213
Distribution and service fees:							
Class A	1,485	—	751	306	2,081	1,085	1,045
Class B	14	6	8	6	27	4	4
Class C	48	23	33	18	168	72	119
Shareholder servicing:							
Class A	1,232	2,302	856	279	1,537	341	329
Class B	11	2	8	3	18	1	1
Class C	16	4	13	6	39	13	19
Class Y	2	N/A	38	2	209	N/A	N/A
Registration fees	46	117	38	38	56	39	37
Custodian fees	10	10	12	5	11	8	8
Independent Trustees and Chief Compliance Officer fees	22	35	14	3	44	17	19
Accounting services fee	130	128	82	46	130	108	106
Professional fees	44	44	53	19	104	3	—
Other	55	87	30	19	76	29	17
Total Expenses	5,946	5,573	3,979	1,381	10,144	3,990	3,917
Less:							
Expenses in excess of limit	(77)	(3,072)	(88)	(72)	(125)	(157)	(113)
Total Net Expenses	5,869	2,501	3,891	1,309	10,019	3,833	3,804
Net Investment Income	11,910	145	10,465	1,442	76,525	12,408	19,159
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	8,160	111	(18,538)	272	(109,295)	357	(4,479)
Futures contracts	—	—	—	—	—	—	512
Swap agreements	—	—	—	—	(962)	—	—
Forward foreign currency contracts	—	—	305	—	(4)	—	—
Foreign currency exchange transactions	—	—	(322)	—	(9)	—	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	12,493	—	21,507	1,896	(11,288)	11,394	4,059
Futures contracts	—	—	—	—	—	—	70
Swap agreements	—	—	—	—	188	—	—
Forward foreign currency contracts	—	—	(36)	—	(151)	—	—
Foreign currency exchange transactions	—	—	179	—	16	—	—
Net Realized and Unrealized Gain (Loss)	20,653	111	3,095	2,168	(121,505)	11,751	162
Net Increase (Decrease) in Net Assets Resulting from Operations	$32,563	$ 256	$ 13,560	$3,610	$ (44,980)	$24,159	$19,321

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Bond Fund		Cash Management		Global Bond Fund	
	Six months ended 3-31-16 (Unaudited)	Year ended 9-30-15	Six months ended 3-31-16 (Unaudited)	Year ended 9-30-15	Six months ended 3-31-16 (Unaudited)	Year ended 9-30-15
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 11,910	$ 25,461	$ 145	$ 258	$ 10,465	$ 26,508
Net realized gain (loss) on investments	8,160	22,021	111	76	(18,555)	(9,283)
Net change in unrealized appreciation (depreciation)	12,493	(28,227)	—	—	21,650	(73,285)
Net Increase (Decrease) in Net Assets Resulting from Operations	**32,563**	**19,255**	**256**	**334**	**13,560**	**(56,060)**
Distributions to Shareholders From:						
Net investment income:						
Class A	(12,409)	(28,041)	(144)	(257)	(7,163)	(22,697)
Class B	(11)	(39)	—*	—*	(9)	(48)
Class C	(57)	(140)	(1)	(1)	(52)	(216)
Class Y	(27)	(444)	N/A	N/A	(695)	(1,834)
Net realized gains:						
Class A	(12,487)	—	—	—	—	—
Class B	(30)	—	—	—	—	—
Class C	(98)	—	—	—	—	—
Class Y	(24)	—	N/A	N/A	—	—
Total Distributions to Shareholders	**(25,143)**	**(28,664)**	**(145)**	**(258)**	**(7,919)**	**(24,795)**
Capital Share Transactions	**(18,951)**	**(47,950)**	**112,873**	**78,586**	**(87,028)**	**(68,968)**
Net Increase (Decrease) in Net Assets	**(11,531)**	**(57,359)**	**112,984**	**78,662**	**(81,387)**	**(149,823)**
Net Assets, Beginning of Period	1,221,429	1,278,788	1,355,707	1,277,045	703,297	853,120
Net Assets, End of Period	**$1,209,898**	**$1,221,429**	**$1,468,691**	**$1,355,707**	**$621,910**	**$ 703,297**
Undistributed net investment income	$ 380	$ 974	$ —	$ —	$ 2,226	$ 3,177

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds

(In thousands)	Government Securities Fund		High Income Fund	
	Six months ended 3-31-16 (Unaudited)	Year ended 9-30-15	Six months ended 3-31-16 (Unaudited)	Year ended 9-30-15
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income	$ 1,442	$ 2,920	$ 76,525	$ 154,778
Net realized gain (loss) on investments	272	1,570	(110,270)	(27,805)
Net change in unrealized appreciation (depreciation)	1,896	223	(11,235)	(227,080)
Net Increase (Decrease) in Net Assets Resulting from Operations	**3,610**	**4,713**	**(44,980)**	**(100,107)**
Distributions to Shareholders From:				
Net investment income:				
Class A	(1,693)	(3,630)	(62,736)	(129,291)
Class B	(1)	(4)	(168)	(409)
Class C	(9)	(32)	(1,133)	(2,632)
Class Y	(23)	(44)	(10,881)	(21,894)
Net realized gains:				
Class A	—	—	—*	(37,342)
Class B	—	—	—	(158)
Class C	—	—	—	(906)
Class Y	—	—	—	(6,110)
Total Distributions to Shareholders	**(1,726)**	**(3,710)**	**(74,918)**	**(198,742)**
Capital Share Transactions	**16,316**	**(8,176)**	**(77,098)**	**60,890**
Net Increase (Decrease) in Net Assets	**18,200**	**(7,173)**	**(196,996)**	**(237,959)**
Net Assets, Beginning of Period	250,627	257,800	2,123,428	2,361,387
Net Assets, End of Period	**$268,827**	**$250,627**	**$1,926,432**	**$2,123,428**
Undistributed (distributions in excess of) net investment income	$ (284)	$ —	$ 963	$ (44)

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Municipal Bond Fund		Municipal High Income Fund	
	Six months ended 3-31-16 (Unaudited)	Year ended 9-30-15	Six months ended 3-31-16 (Unaudited)	Year ended 9-30-15
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income	$ 12,408	$ 24,429	$ 19,159	$ 36,776
Net realized gain (loss) on investments	357	(7,987)	(3,967)	(3,111)
Net change in unrealized appreciation (depreciation)	11,394	3,030	4,129	(2,812)
Net Increase in Net Assets Resulting from Operations	24,159	19,472	19,321	30,853
Distributions to Shareholders From:				
Net investment income:				
Class A	(12,325)	(23,664)	(18,462)	(35,495)
Class B	(8)	(16)	(16)	(38)
Class C	(141)	(277)	(426)	(862)
Class Y	N/A	N/A	N/A	N/A
Net realized gains:				
Class A	—	—	—	—
Class B	—	—	—	—
Class C	—	—	—	—
Class Y	N/A	N/A	N/A	N/A
Total Distributions to Shareholders	(12,474)	(23,957)	(18,904)	(36,395)
Capital Share Transactions	16,705	5,053	24,237	35,448
Net Increase in Net Assets	28,390	568	24,654	29,906
Net Assets, Beginning of Period	865,583	865,015	840,404	810,498
Net Assets, End of Period	$893,973	$865,583	$865,058	$840,404
Undistributed net investment income	$ 2,000	$ 2,066	$ 1,960	$ 1,705

See Accompanying Notes to Financial Statements.

BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
3-31-2016 (unaudited)	$6.30	$0.06	$ 0.11	$ 0.17	$(0.07)	$(0.07)	$(0.14)
Year ended 9-30-2015	6.34	0.13	(0.03)	0.10	(0.14)	—	(0.14)
Year ended 9-30-2014	6.33	0.16	0.03	0.19	(0.18)	—	(0.18)
Year ended 9-30-2013	6.67	0.15	(0.32)	(0.17)	(0.17)	—	(0.17)
Year ended 9-30-2012	6.46	0.18	0.23	0.41	(0.20)	—	(0.20)
Year ended 9-30-2011	6.42	0.17	0.06	0.23	(0.19)	—	(0.19)
Class B Shares[5]							
Six-month period ended							
3-31-2016 (unaudited)	6.29	0.02	0.11	0.13	(0.03)	(0.07)	(0.10)
Year ended 9-30-2015	6.34	0.05	(0.04)	0.01	(0.06)	—	(0.06)
Year ended 9-30-2014	6.33	0.08	0.03	0.11	(0.10)	—	(0.10)
Year ended 9-30-2013	6.66	0.07	(0.31)	(0.24)	(0.09)	—	(0.09)
Year ended 9-30-2012	6.45	0.10	0.23	0.33	(0.12)	—	(0.12)
Year ended 9-30-2011	6.42	0.10	0.05	0.15	(0.12)	—	(0.12)
Class C Shares							
Six-month period ended							
3-31-2016 (unaudited)	6.29	0.03	0.12	0.15	(0.04)	(0.07)	(0.11)
Year ended 9-30-2015	6.34	0.07	(0.03)	0.04	(0.09)	—	(0.09)
Year ended 9-30-2014	6.33	0.10	0.03	0.13	(0.12)	—	(0.12)
Year ended 9-30-2013	6.66	0.09	(0.31)	(0.22)	(0.11)	—	(0.11)
Year ended 9-30-2012	6.45	0.12	0.23	0.35	(0.14)	—	(0.14)
Year ended 9-30-2011	6.42	0.12	0.04	0.16	(0.13)	—	(0.13)
Class Y Shares							
Six-month period ended							
3-31-2016 (unaudited)	6.30	0.07	0.11	0.18	(0.07)	(0.07)	(0.14)
Year ended 9-30-2015	6.35	0.15	(0.04)	0.11	(0.16)	—	(0.16)
Year ended 9-30-2014	6.34	0.18	0.03	0.21	(0.20)	—	(0.20)
Year ended 9-30-2013	6.67	0.17	(0.31)	(0.14)	(0.19)	—	(0.19)
Year ended 9-30-2012	6.46	0.20	0.23	0.43	(0.22)	—	(0.22)
Year ended 9-30-2011	6.42	0.19	0.05	0.24	(0.20)	—	(0.20)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
3-31-2016 (unaudited)	$6.33	2.62%	$1,195	0.97%[4]	1.99%[4]	0.98%[4]	1.98%[4]	48%
Year ended 9-30-2015	6.30	1.66	1,206	0.95	2.02	0.96	2.01	58
Year ended 9-30-2014	6.34	3.03	1,239	0.96	2.58	0.97	2.57	18
Year ended 9-30-2013	6.33	-2.48	1,365	0.94	2.32	0.95	2.31	28
Year ended 9-30-2012	6.67	6.24	1,584	0.96	2.74	0.97	2.73	24
Year ended 9-30-2011	6.46	3.65	1,329	0.97	2.73	0.98	2.72	61
Class B Shares[5]								
Six-month period ended								
3-31-2016 (unaudited)	6.32	1.97	3	2.35[4]	0.62[4]	—	—	48
Year ended 9-30-2015	6.29	0.21	3	2.26	0.73	—	—	58
Year ended 9-30-2014	6.34	1.70	4	2.25	1.30	—	—	18
Year ended 9-30-2013	6.33	-3.70	6	2.20	1.06	—	—	28
Year ended 9-30-2012	6.66	5.12	10	2.18	1.55	—	—	24
Year ended 9-30-2011	6.45	2.34	12	2.12	1.60	—	—	61
Class C Shares								
Six-month period ended								
3-31-2016 (unaudited)	6.33	2.33	10	1.87[4]	1.09[4]	—	—	48
Year ended 9-30-2015	6.29	0.56	10	1.87	1.11	—	—	58
Year ended 9-30-2014	6.34	2.08	11	1.89	1.65	—	—	18
Year ended 9-30-2013	6.33	-3.35	14	1.84	1.42	—	—	28
Year ended 9-30-2012	6.66	5.44	20	1.85	1.85	—	—	24
Year ended 9-30-2011	6.45	2.58	17	1.87	1.84	—	—	61
Class Y Shares								
Six-month period ended								
3-31-2016 (unaudited)	6.34	2.90	2	0.67[4]	2.29[4]	—	—	48
Year ended 9-30-2015	6.30	1.80	2	0.67	2.41	—	—	58
Year ended 9-30-2014	6.35	3.33	25	0.67	2.87	—	—	18
Year ended 9-30-2013	6.34	-2.19	15	0.65	2.59	—	—	28
Year ended 9-30-2012	6.67	6.73	35	0.66	3.07	—	—	24
Year ended 9-30-2011	6.46	3.94	57	0.68	3.00	—	—	61

See Accompanying Notes to Financial Statements.

CASH MANAGEMENT

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
3-31-2016 (unaudited)	$1.00	$0.00*	$0.00	$0.00*	$—*	$—	$—*
Year ended 9-30-2015	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2014	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2013	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2012	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2011	1.00	0.00*	0.00*	0.00*	—*	—	—*
Class B Shares[5]							
Six-month period ended							
3-31-2016 (unaudited)	1.00	0.00*	0.00	0.00*	—*	—	—*
Year ended 9-30-2015	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2014	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2013	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2012	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2011	1.00	0.00*	0.00*	0.00*	—*	—	—*
Class C Shares[5]							
Six-month period ended							
3-31-2016 (unaudited)	1.00	0.00*	0.00	0.00*	—*	—	—*
Year ended 9-30-2015	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2014	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2013	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2012	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2011	1.00	0.00*	0.00*	0.00*	—*	—	—*

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]
Class A Shares							
Six-month period ended							
3-31-2016 (unaudited)	$1.00	0.01%	$1,464	0.35%[4]	0.02%[4]	0.79%[4]	-0.42%[4]
Year ended 9-30-2015	1.00	0.02	1,350	0.19	0.02	0.80	-0.59
Year ended 9-30-2014	1.00	0.02	1,271	0.17	0.02	0.79	-0.60
Year ended 9-30-2013	1.00	0.02	1,290	0.25	0.02	0.82	-0.55
Year ended 9-30-2012	1.00	0.02	1,060	0.32	0.02	0.83	-0.49
Year ended 9-30-2011	1.00	0.02	1,097	0.34	0.02	0.79	-0.43
Class B Shares[5]							
Six-month period ended							
3-31-2016 (unaudited)	1.00	0.01	1	0.35[4]	0.02[4]	1.79[4]	-1.42[4]
Year ended 9-30-2015	1.00	0.02	1	0.19	0.02	1.79	-1.58
Year ended 9-30-2014	1.00	0.02	1	0.17	0.02	1.99	-1.80
Year ended 9-30-2013	1.00	0.02	2	0.26	0.02	1.33	-1.05
Year ended 9-30-2012	1.00	0.02	2	0.31	0.02	1.98	-1.65
Year ended 9-30-2011	1.00	0.02	4	0.34	0.02	1.81	-1.45
Class C Shares[5]							
Six-month period ended							
3-31-2016 (unaudited)	1.00	0.01	4	0.35[4]	0.02[4]	1.62[4]	-1.25[4]
Year ended 9-30-2015	1.00	0.02	5	0.18	0.02	1.59	-1.39
Year ended 9-30-2014	1.00	0.02	5	0.17	0.02	1.59	-1.40
Year ended 9-30-2013	1.00	0.02	8	0.24	0.02	1.63	-1.37
Year ended 9-30-2012	1.00	0.02	5	0.31	0.02	1.65	-1.32
Year ended 9-30-2011	1.00	0.02	9	0.34	0.02	1.67	-1.31

See Accompanying Notes to Financial Statements.

GLOBAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
3-31-2016 (unaudited)	$3.52	$0.06	$ 0.01	$ 0.07	$(0.04)	$ —	$(0.04)
Year ended 9-30-2015	3.90	0.13	(0.39)	(0.26)	(0.12)	—	(0.12)
Year ended 9-30-2014	3.88	0.15	0.02	0.17	(0.15)	—	(0.15)
Year ended 9-30-2013	4.01	0.16	(0.10)	0.06	(0.17)	(0.02)	(0.19)
Year ended 9-30-2012	3.88	0.17	0.13	0.30	(0.17)	—	(0.17)
Year ended 9-30-2011	4.05	0.16	(0.19)	(0.03)	(0.14)	—	(0.14)
Class B Shares[5]							
Six-month period ended							
3-31-2016 (unaudited)	3.51	0.03	0.02	0.05	(0.02)	—	(0.02)
Year ended 9-30-2015	3.89	0.08	(0.39)	(0.31)	(0.07)	—	(0.07)
Year ended 9-30-2014	3.88	0.10	0.01	0.11	(0.10)	—	(0.10)
Year ended 9-30-2013	4.01	0.11	(0.10)	0.01	(0.12)	(0.02)	(0.14)
Year ended 9-30-2012	3.88	0.12	0.13	0.25	(0.12)	—	(0.12)
Year ended 9-30-2011	4.05	0.11	(0.18)	(0.07)	(0.10)	—	(0.10)
Class C Shares							
Six-month period ended							
3-31-2016 (unaudited)	3.51	0.04	0.02	0.06	(0.03)	—	(0.03)
Year ended 9-30-2015	3.90	0.09	(0.39)	(0.30)	(0.09)	—	(0.09)
Year ended 9-30-2014	3.88	0.12	0.02	0.14	(0.12)	—	(0.12)
Year ended 9-30-2013	4.01	0.13	(0.10)	0.03	(0.13)	(0.03)	(0.16)
Year ended 9-30-2012	3.88	0.13	0.13	0.26	(0.13)	—	(0.13)
Year ended 9-30-2011	4.05	0.12	(0.18)	(0.06)	(0.11)	—	(0.11)
Class Y Shares							
Six-month period ended							
3-31-2016 (unaudited)	3.52	0.06	0.02	0.08	(0.05)	—	(0.05)
Year ended 9-30-2015	3.90	0.14	(0.39)	(0.25)	(0.13)	—	(0.13)
Year ended 9-30-2014	3.88	0.16	0.03	0.19	(0.17)	—	(0.17)
Year ended 9-30-2013	4.02	0.18	(0.12)	0.06	(0.18)	(0.02)	(0.20)
Year ended 9-30-2012	3.88	0.18	0.14	0.32	(0.18)	—	(0.18)
Year ended 9-30-2011	4.06	0.17	(0.19)	(0.02)	(0.16)	—	(0.16)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
3-31-2016 (unaudited)	$3.55	2.05%	$565	1.20%[4]	3.16%[4]	1.23%[4]	3.13%[4]	8%
Year ended 9-30-2015	3.52	-6.89	641	1.17	3.36	1.19	3.34	16
Year ended 9-30-2014	3.90	4.48	787	1.17	3.79	1.19	3.77	27
Year ended 9-30-2013	3.88	1.48	796	1.19	4.04	1.21	4.02	21
Year ended 9-30-2012	4.01	7.78	794	1.21	4.23	1.23	4.21	27
Year ended 9-30-2011	3.88	-0.72	778	1.18	3.93	1.20	3.91	30
Class B Shares[5]								
Six-month period ended								
3-31-2016 (unaudited)	3.54	1.36	2	2.55[4]	1.82[4]	2.58[4]	1.79[4]	8
Year ended 9-30-2015	3.51	-8.13	2	2.52	2.02	2.54	2.00	16
Year ended 9-30-2014	3.89	2.87	3	2.45	2.51	2.47	2.49	27
Year ended 9-30-2013	3.88	0.26	4	2.42	2.82	2.44	2.80	21
Year ended 9-30-2012	4.01	6.51	6	2.37	3.07	2.39	3.05	27
Year ended 9-30-2011	3.88	-1.77	8	2.26	2.84	2.28	2.82	30
Class C Shares								
Six-month period ended								
3-31-2016 (unaudited)	3.54	1.65	6	2.05[4]	2.31[4]	2.08[4]	2.28[4]	8
Year ended 9-30-2015	3.51	-7.92	7	2.00	2.53	2.02	2.51	16
Year ended 9-30-2014	3.90	3.63	11	2.00	2.96	2.02	2.94	27
Year ended 9-30-2013	3.88	0.62	12	2.00	3.22	2.02	3.20	21
Year ended 9-30-2012	4.01	6.89	14	2.03	3.40	2.05	3.38	27
Year ended 9-30-2011	3.88	-1.52	16	2.02	3.10	2.04	3.08	30
Class Y Shares								
Six-month period ended								
3-31-2016 (unaudited)	3.55	2.23	49	0.81[4]	3.55[4]	0.84[4]	3.52[4]	8
Year ended 9-30-2015	3.52	-6.56	53	0.81	3.71	0.83	3.69	16
Year ended 9-30-2014	3.90	4.88	52	0.80	4.15	0.82	4.13	27
Year ended 9-30-2013	3.88	1.86	38	0.80	4.42	0.82	4.40	21
Year ended 9-30-2012	4.02	8.22	41	0.81	4.61	0.83	4.59	27
Year ended 9-30-2011	3.88	-0.59	45	0.81	4.31	0.83	4.29	30

See Accompanying Notes to Financial Statements.

GOVERNMENT SECURITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
3-31-2016 (unaudited)	$5.51	$0.03	$ 0.06	$ 0.09	$(0.04)	$ —	$(0.04)
Year ended 9-30-2015	5.49	0.07	0.03	0.10	(0.08)	—	(0.08)
Year ended 9-30-2014	5.51	0.08	(0.01)	0.07	(0.09)	—	(0.09)
Year ended 9-30-2013	5.85	0.07	(0.29)	(0.22)	(0.09)	(0.03)	(0.12)
Year ended 9-30-2012	5.89	0.10	0.03	0.13	(0.12)	(0.05)	(0.17)
Year ended 9-30-2011	5.90	0.14	0.07	0.21	(0.15)	(0.07)	(0.22)
Class B Shares[5]							
Six-month period ended							
3-31-2016 (unaudited)	5.51	0.00*	0.06	0.06	(0.01)	—	(0.01)
Year ended 9-30-2015	5.49	0.00*	0.04	0.04	(0.02)	—	(0.02)
Year ended 9-30-2014	5.51	0.01	0.00	0.01	(0.03)	—	(0.03)
Year ended 9-30-2013	5.85	0.01	(0.29)	(0.28)	(0.03)	(0.03)	(0.06)
Year ended 9-30-2012	5.89	0.03	0.03	0.06	(0.05)	(0.05)	(0.10)
Year ended 9-30-2011	5.90	0.08	0.07	0.15	(0.09)	(0.07)	(0.16)
Class C Shares							
Six-month period ended							
3-31-2016 (unaudited)	5.51	0.01	0.05	0.06	(0.01)	—	(0.01)
Year ended 9-30-2015	5.49	0.02	0.04	0.06	(0.04)	—	(0.04)
Year ended 9-30-2014	5.51	0.03	0.00	0.03	(0.05)	—	(0.05)
Year ended 9-30-2013	5.85	0.03	(0.29)	(0.26)	(0.05)	(0.03)	(0.08)
Year ended 9-30-2012	5.89	0.05	0.03	0.08	(0.07)	(0.05)	(0.12)
Year ended 9-30-2011	5.90	0.09	0.07	0.16	(0.10)	(0.07)	(0.17)
Class Y Shares							
Six-month period ended							
3-31-2016 (unaudited)	5.51	0.04	0.06	0.10	(0.05)	—	(0.05)
Year ended 9-30-2015	5.49	0.08	0.04	0.12	(0.10)	—	(0.10)
Year ended 9-30-2014	5.51	0.10	(0.01)	0.09	(0.11)	—	(0.11)
Year ended 9-30-2013	5.85	0.09	(0.29)	(0.20)	(0.11)	(0.03)	(0.14)
Year ended 9-30-2012	5.89	0.11	0.03	0.14	(0.13)	(0.05)	(0.18)
Year ended 9-30-2011	5.90	0.14	0.09	0.23	(0.17)	(0.07)	(0.24)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
3-31-2016 (unaudited)	$5.56	1.61%	$261	1.03%[4]	1.16%[4]	1.08%[4]	1.11%[4]	18%
Year ended 9-30-2015	5.51	1.88	244	1.01	1.18	1.07	1.12	63
Year ended 9-30-2014	5.49	1.35	249	1.02	1.45	1.06	1.41	3
Year ended 9-30-2013	5.51	-3.80	336	1.00	1.31	1.06	1.25	26
Year ended 9-30-2012	5.85	2.20	456	0.99	1.65	1.05	1.59	37
Year ended 9-30-2011	5.89	3.84	415	1.01	2.44	1.07	2.38	77
Class B Shares[5]								
Six-month period ended								
3-31-2016 (unaudited)	5.56	1.02	1	2.19[4]	-0.01[4]	2.23[4]	-0.05[4]	18
Year ended 9-30-2015	5.51	0.68	1	2.20	-0.01	2.24	-0.05	63
Year ended 9-30-2014	5.49	0.13	2	2.23	0.24	2.27	0.20	3
Year ended 9-30-2013	5.51	-4.88	2	2.13	0.18	2.17	0.14	26
Year ended 9-30-2012	5.85	1.06	4	2.13	0.53	2.17	0.49	37
Year ended 9-30-2011	5.89	2.69	5	2.10	1.34	2.14	1.30	77
Class C Shares								
Six-month period ended								
3-31-2016 (unaudited)	5.56	1.17	4	1.89[4]	0.29[4]	1.93[4]	0.25[4]	18
Year ended 9-30-2015	5.51	1.04	4	1.84	0.35	1.88	0.31	63
Year ended 9-30-2014	5.49	0.49	5	1.87	0.60	1.91	0.56	3
Year ended 9-30-2013	5.51	-4.56	7	1.79	0.52	1.83	0.48	26
Year ended 9-30-2012	5.85	1.37	11	1.81	0.83	1.85	0.79	37
Year ended 9-30-2011	5.89	2.97	10	1.84	1.60	1.88	1.56	77
Class Y Shares								
Six-month period ended								
3-31-2016 (unaudited)	5.56	1.77	3	0.71[4]	1.48[4]	0.75[4]	1.44[4]	18
Year ended 9-30-2015	5.51	2.20	2	0.70	1.50	0.74	1.46	63
Year ended 9-30-2014	5.49	1.67	2	0.69	1.78	0.73	1.74	3
Year ended 9-30-2013	5.51	-3.50	2	0.69	1.63	0.73	1.59	26
Year ended 9-30-2012	5.85	2.53	19	0.68	1.97	0.72	1.93	37
Year ended 9-30-2011	5.89	4.17	28	0.69	2.67	0.73	2.63	77

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds

HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
3-31-2016 (unaudited)	$6.58	$0.24	$(0.36)	$(0.12)	$(0.24)	$ —	$(0.24)
Year ended 9-30-2015	7.52	0.48	(0.80)	(0.32)	(0.48)	(0.14)	(0.62)
Year ended 9-30-2014	7.66	0.51	0.05	0.56	(0.51)	(0.19)	(0.70)
Year ended 9-30-2013	7.43	0.56	0.24	0.80	(0.57)	—	(0.57)
Year ended 9-30-2012	6.61	0.56	0.83	1.39	(0.57)	—	(0.57)
Year ended 9-30-2011	6.92	0.55	(0.31)	0.24	(0.55)	—	(0.55)
Class B Shares[5]							
Six-month period ended							
3-31-2016 (unaudited)	6.58	0.20	(0.36)	(0.16)	(0.20)	—	(0.20)
Year ended 9-30-2015	7.52	0.40	(0.80)	(0.40)	(0.40)	(0.14)	(0.54)
Year ended 9-30-2014	7.66	0.42	0.05	0.47	(0.42)	(0.19)	(0.61)
Year ended 9-30-2013	7.43	0.48	0.23	0.71	(0.48)	—	(0.48)
Year ended 9-30-2012	6.61	0.49	0.82	1.31	(0.49)	—	(0.49)
Year ended 9-30-2011	6.92	0.47	(0.31)	0.16	(0.47)	—	(0.47)
Class C Shares							
Six-month period ended							
3-31-2016 (unaudited)	6.58	0.24	(0.39)	(0.15)	(0.21)	—	(0.21)
Year ended 9-30-2015	7.52	0.43	(0.80)	(0.37)	(0.43)	(0.14)	(0.57)
Year ended 9-30-2014	7.66	0.45	0.05	0.50	(0.45)	(0.19)	(0.64)
Year ended 9-30-2013	7.43	0.50	0.24	0.74	(0.51)	—	(0.51)
Year ended 9-30-2012	6.61	0.51	0.83	1.34	(0.52)	—	(0.52)
Year ended 9-30-2011	6.92	0.49	(0.31)	0.18	(0.49)	—	(0.49)
Class Y Shares							
Six-month period ended							
3-31-2016 (unaudited)	6.58	0.25	(0.36)	(0.11)	(0.25)	—	(0.25)
Year ended 9-30-2015	7.52	0.50	(0.80)	(0.30)	(0.50)	(0.14)	(0.64)
Year ended 9-30-2014	7.66	0.53	0.05	0.58	(0.53)	(0.19)	(0.72)
Year ended 9-30-2013	7.43	0.58	0.24	0.82	(0.59)	—	(0.59)
Year ended 9-30-2012	6.61	0.59	0.82	1.41	(0.59)	—	(0.59)
Year ended 9-30-2011	6.92	0.57	(0.31)	0.26	(0.57)	—	(0.57)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
3-31-2016 (unaudited)	$6.22	-1.83%	$1,613	1.04%[4]	7.72%[4]	1.05%[4]	7.71%[4]	15%
Year ended 9-30-2015	6.58	-4.49	1,789	1.00	6.79	1.01	6.78	43
Year ended 9-30-2014	7.52	7.47	1,977	1.00	6.57	1.01	6.56	65
Year ended 9-30-2013	7.66	11.01	1,782	1.03	7.39	1.04	7.38	92
Year ended 9-30-2012	7.43	21.79	1,566	1.07	7.97	1.09	7.95	81
Year ended 9-30-2011	6.61	3.22	1,232	1.08	7.74	1.10	7.72	98
Class B Shares[5]								
Six-month period ended								
3-31-2016 (unaudited)	6.22	-2.44	5	2.29[4]	6.47[4]	2.30[4]	6.46[4]	15
Year ended 9-30-2015	6.58	-5.59	6	2.17	5.60	2.18	5.59	43
Year ended 9-30-2014	7.52	6.29	9	2.11	5.50	2.12	5.49	65
Year ended 9-30-2013	7.66	9.78	11	2.14	6.31	2.15	6.30	92
Year ended 9-30-2012	7.43	20.45	14	2.19	6.90	2.21	6.88	81
Year ended 9-30-2011	6.61	2.11	15	2.15	6.65	2.17	6.63	98
Class C Shares								
Six-month period ended								
3-31-2016 (unaudited)	6.22	-2.21	31	1.84[4]	7.63[4]	1.85[4]	7.62[4]	15
Year ended 9-30-2015	6.58	-5.24	37	1.78	6.00	1.79	5.99	43
Year ended 9-30-2014	7.52	6.65	50	1.77	5.81	1.78	5.80	65
Year ended 9-30-2013	7.66	10.15	47	1.80	6.60	1.81	6.59	92
Year ended 9-30-2012	7.43	20.83	38	1.87	7.16	1.89	7.14	81
Year ended 9-30-2011	6.61	2.38	28	1.89	6.92	1.91	6.90	98
Class Y Shares								
Six-month period ended								
3-31-2016 (unaudited)	6.22	-1.68	277	0.75[4]	7.92[4]	0.76[4]	7.91[4]	15
Year ended 9-30-2015	6.58	-4.24	291	0.73	7.05	0.74	7.04	43
Year ended 9-30-2014	7.52	7.76	325	0.73	6.83	0.74	6.82	65
Year ended 9-30-2013	7.66	11.33	285	0.75	7.66	0.76	7.65	92
Year ended 9-30-2012	7.43	22.16	214	0.77	8.27	0.79	8.25	81
Year ended 9-30-2011	6.61	3.53	127	0.77	8.04	0.79	8.02	98

See Accompanying Notes to Financial Statements.

MUNICIPAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
3-31-2016 (unaudited)	$7.55	$0.11	$ 0.10	$ 0.21	$(0.11)	$—	$(0.11)
Year ended 9-30-2015	7.59	0.21	(0.04)	0.17	(0.21)	—	(0.21)
Year ended 9-30-2014	7.30	0.24	0.30	0.54	(0.25)	—	(0.25)
Year ended 9-30-2013	7.74	0.24	(0.45)	(0.21)	(0.23)	—	(0.23)
Year ended 9-30-2012	7.36	0.28	0.38	0.66	(0.28)	—	(0.28)
Year ended 9-30-2011	7.42	0.30	(0.06)	0.24	(0.30)	—	(0.30)
Class B Shares[5]							
Six-month period ended							
3-31-2016 (unaudited)	7.54	0.07	0.10	0.17	(0.07)	—	(0.07)
Year ended 9-30-2015	7.57	0.14	(0.03)	0.11	(0.14)	—	(0.14)
Year ended 9-30-2014	7.29	0.17	0.29	0.46	(0.18)	—	(0.18)
Year ended 9-30-2013	7.72	0.16	(0.44)	(0.28)	(0.15)	—	(0.15)
Year ended 9-30-2012	7.35	0.20	0.37	0.57	(0.20)	—	(0.20)
Year ended 9-30-2011	7.41	0.23	(0.06)	0.17	(0.23)	—	(0.23)
Class C Shares							
Six-month period ended							
3-31-2016 (unaudited)	7.54	0.07	0.11	0.18	(0.08)	—	(0.08)
Year ended 9-30-2015	7.58	0.15	(0.05)	0.10	(0.14)	—	(0.14)
Year ended 9-30-2014	7.29	0.18	0.30	0.48	(0.19)	—	(0.19)
Year ended 9-30-2013	7.73	0.17	(0.44)	(0.27)	(0.17)	—	(0.17)
Year ended 9-30-2012	7.35	0.21	0.38	0.59	(0.21)	—	(0.21)
Year ended 9-30-2011	7.41	0.24	(0.07)	0.17	(0.23)	—	(0.23)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived for reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
3-31-2016 (unaudited)	$7.65	2.78%	$877	0.86%[4]	2.83%[4]	0.89%[4]	2.80%[4]	1%
Year ended 9-30-2015	7.55	2.24	851	0.86	2.80	0.90	2.76	9
Year ended 9-30-2014	7.59	7.56	849	0.87	3.25	0.90	3.22	5
Year ended 9-30-2013	7.30	-2.69	860	0.86	3.09	0.89	3.06	9
Year ended 9-30-2012	7.74	8.95	942	0.86	3.62	0.90	3.58	7
Year ended 9-30-2011	7.36	3.40	774	0.87	4.22	0.91	4.18	5
Class B Shares[5]								
Six-month period ended								
3-31-2016 (unaudited)	7.64	2.30	1	1.81[4]	1.88[4]	1.83[4]	1.86[4]	1
Year ended 9-30-2015	7.54	1.43	1	1.80	1.85	1.82	1.83	9
Year ended 9-30-2014	7.57	6.36	1	1.84	2.29	1.87	2.26	5
Year ended 9-30-2013	7.29	-3.67	1	1.88	2.07	1.90	2.05	9
Year ended 9-30-2012	7.72	7.86	1	1.85	2.66	1.87	2.64	7
Year ended 9-30-2011	7.35	2.41	2	1.84	3.25	1.87	3.22	5
Class C Shares								
Six-month period ended								
3-31-2016 (unaudited)	7.64	2.34	16	1.72[4]	1.96[4]	1.74[4]	1.94[4]	1
Year ended 9-30-2015	7.54	1.37	14	1.73	1.93	1.76	1.90	9
Year ended 9-30-2014	7.58	6.63	15	1.73	2.39	1.76	2.36	5
Year ended 9-30-2013	7.29	-3.50	18	1.70	2.24	1.72	2.22	9
Year ended 9-30-2012	7.73	7.99	22	1.73	2.73	1.75	2.71	7
Year ended 9-30-2011	7.35	2.50	13	1.75	3.34	1.78	3.31	5

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

MUNICIPAL HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
3-31-2016 (unaudited)	$4.90	$0.11	$ 0.00*	$ 0.11	$(0.11)	$—	$(0.11)
Year ended 9-30-2015	4.93	0.22	(0.04)	0.18	(0.21)	—	(0.21)
Year ended 9-30-2014	4.67	0.24	0.26	0.50	(0.24)	—	(0.24)
Year ended 9-30-2013	5.03	0.23	(0.36)	(0.13)	(0.23)	—	(0.23)
Year ended 9-30-2012	4.74	0.24	0.29	0.53	(0.24)	—	(0.24)
Year ended 9-30-2011	4.87	0.26	(0.12)	0.14	(0.27)	—	(0.27)
Class B Shares[5]							
Six-month period ended							
3-31-2016 (unaudited)	4.90	0.09	(0.01)	0.08	(0.08)	—	(0.08)
Year ended 9-30-2015	4.93	0.17	(0.03)	0.14	(0.17)	—	(0.17)
Year ended 9-30-2014	4.67	0.20	0.25	0.45	(0.19)	—	(0.19)
Year ended 9-30-2013	5.03	0.18	(0.36)	(0.18)	(0.18)	—	(0.18)
Year ended 9-30-2012	4.74	0.20	0.29	0.49	(0.20)	—	(0.20)
Year ended 9-30-2011	4.87	0.22	(0.13)	0.09	(0.22)	—	(0.22)
Class C Shares							
Six-month period ended							
3-31-2016 (unaudited)	4.90	0.09	0.00*	0.09	(0.09)	—	(0.09)
Year ended 9-30-2015	4.93	0.17	(0.03)	0.14	(0.17)	—	(0.17)
Year ended 9-30-2014	4.67	0.20	0.26	0.46	(0.20)	—	(0.20)
Year ended 9-30-2013	5.03	0.19	(0.36)	(0.17)	(0.19)	—	(0.19)
Year ended 9-30-2012	4.74	0.20	0.29	0.49	(0.20)	—	(0.20)
Year ended 9-30-2011	4.87	0.22	(0.12)	0.10	(0.23)	—	(0.23)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
3-31-2016 (unaudited)	$4.90	2.23%	$840	0.86%[4]	4.49%[4]	0.89%[4]	4.46%[4]	2%
Year ended 9-30-2015	4.90	3.78	816	0.87	4.37	0.90	4.34	7
Year ended 9-30-2014	4.93	11.03	785	0.90	5.12	0.93	5.09	8
Year ended 9-30-2013	4.67	-2.80	693	0.89	4.57	0.91	4.55	19
Year ended 9-30-2012	5.03	11.51	791	0.89	4.95	0.92	4.92	6
Year ended 9-30-2011	4.74	3.11	639	0.89	5.65	0.92	5.62	14
Class B Shares[5]								
Six-month period ended								
3-31-2016 (unaudited)	4.90	1.74	1	1.82[4]	3.53[4]	1.84[4]	3.51[4]	2
Year ended 9-30-2015	4.90	2.78	1	1.85	3.40	1.87	3.38	7
Year ended 9-30-2014	4.93	9.95	1	1.88	4.15	1.91	4.12	8
Year ended 9-30-2013	4.67	-3.75	2	1.88	3.58	1.90	3.56	19
Year ended 9-30-2012	5.03	10.45	2	1.84	4.03	1.87	4.00	6
Year ended 9-30-2011	4.74	2.16	2	1.83	4.72	1.86	4.69	14
Class C Shares								
Six-month period ended								
3-31-2016 (unaudited)	4.90	1.81	24	1.70[4]	3.65[4]	1.72[4]	3.63[4]	2
Year ended 9-30-2015	4.90	2.92	23	1.71	3.53	1.73	3.51	7
Year ended 9-30-2014	4.93	10.11	24	1.73	4.29	1.76	4.26	8
Year ended 9-30-2013	4.67	-3.58	27	1.70	3.76	1.72	3.74	19
Year ended 9-30-2012	5.03	10.58	32	1.72	4.10	1.75	4.07	6
Year ended 9-30-2011	4.74	2.23	21	1.75	4.80	1.78	4.77	14

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Waddell & Reed Advisors Funds, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Waddell & Reed Advisors Bond Fund, Waddell & Reed Advisors Cash Management, Waddell & Reed Advisors Global Bond Fund, Waddell & Reed Advisors Government Securities Fund, Waddell & Reed Advisors High Income Fund, Waddell & Reed Advisors Municipal Bond Fund and Waddell & Reed Advisors Municipal High Income Fund (each, a "Fund") are seven series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Prospectus and Statement of Additional Information. The investment manager to each Fund is Waddell & Reed Investment Management Company ("WRIMCO" or the "Manager").

Each Fund (except Cash Management, Municipal Bond Fund and Municipal High Income Fund, which do not offer Class Y shares) offers Class A, Class B, Class C and Class Y shares. The Funds' Class B shares are not available for purchase by new and existing investors. Class B shares will continue to be available for dividend reinvestment and exchanges from Class B shares of another fund within Waddell & Reed Advisors Funds. Class C shares of Cash Management are closed to direct investment. Class C shares of Cash Management will continue to be available for dividend reinvestment and exchanges from Class C shares of another fund within Waddell & Reed Advisors Funds. Class A shares are sold at their offering price, which is normally net asset value ("NAV") plus a front-end sales charge. For Class A shares, a 1% contingent deferred sales charge ("CDSC") is only imposed on shares purchased at NAV for $1 million or more that are subsequently redeemed within 12 months of purchase. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a CDSC. Class Y shares are sold to certain institutional investors without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and NAV per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, Class B and Class C shares have separate distribution and/or service plans. No such plan has been adopted for Class Y shares or Class A shares of Cash Management. Class B shares will automatically convert to Class A shares 96 months after the date of purchase.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment and/or realized gain.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Income Taxes. It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Funds file income tax returns in U.S. federal and applicable state jurisdictions. The Funds' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC"), the Dodd Frank Wall Street Reform and Consumer Protection Act, or the interpretive rules and regulations of the U.S. Commodities Futures

Trading Commission require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Fund will segregate collateral or designate on its books and records cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash." Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Inflation-Indexed Bonds. Certain Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Loans. Certain Funds may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates, the debtor of which may be a domestic or foreign corporation, partnership or other entity ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, London Interbank Offered Rate ("LIBOR") rates or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the Borrower to repay at its election. The degree to which Borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, as amended, may contain certain restrictions on resale, and cannot be sold publicly. A Fund's investments in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When a Fund purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When a Fund purchases a participation of a loan interest, the Fund typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, a Fund generally has no right to enforce compliance with the terms of the loan agreement. As a result, the Fund assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Fund and the

Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Fund may incur certain costs and delays in receiving payment or may suffer a loss of principal and/or interest.

Payment In-Kind Securities. Certain Funds may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in either cash or additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's NAV to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield WRIMCO considers advantageous. The Fund maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

New Rule Issuance. In July 2014, the SEC issued *Final Rule Release No. 33-9616, Money Market Fund Reform; Amendments to Form PF,* which amends the rules governing money market funds. The final amendments impose different implementation dates for the changes that certain money market funds will need to make. Management is currently evaluating the implication of these amendments and their impact of the Final Rule to the Funds' financial statements and related disclosures.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and other assets are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of last reported sales prices, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service authorized by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Investments in Waddell & Reed Advisors Cash Management are valued on the basis of amortized cost (which approximates value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium. Short-term securities with maturities of 60 days or less held in all Funds (with the exception of Waddell & Reed Advisors Cash Management) are valued based on quotes that are obtained from an independent pricing service authorized by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or assets are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or assets. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or assets and for determining whether the value of the applicable securities or assets should be re-evaluated in light of such significant events. The Board has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and other assets in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or asset cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or asset will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at their direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities are sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.

Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at their direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

Corporate Bonds. The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE provided by an independent pricing service. Swaps derive their value from underlying asset prices, indices, reference rates and other inputs or a combination of these factors. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Municipal Bonds. Municipal bonds are fair valued based on pricing models used by and obtained from an independent pricing service that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Restricted Securities. Restricted securities that are deemed to be both Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy to the extent that significant inputs to valuation are unobservable, because they trade infrequently, and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 1 or 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated and/or affiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities, respectively. Additionally, the net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of March 31, 2016, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations when presented by primary underlying risk exposure.

Forward Foreign Currency Contracts. Certain Funds may enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Global Bond Fund and High Income Fund enter into forward foreign currency exchange contracts as an economic hedge against foreign currencies (foreign currency exchange rate risk).

Futures Contracts. Certain Funds may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Municipal High Income Fund invests in long and/or short positions in futures contracts to gain exposure to, or economically hedge against, changes in interest rates (interest rate risk), changes in the value of equity securities (equity risk) or foreign currencies (foreign currency exchange rate risk).

Swap Agreements. Certain Funds may invest in swap agreements. Swaps are marked to market daily and changes in value are recorded as unrealized appreciation (depreciation) on the Statement of Operations. Payments received or made by the Fund are recorded as realized gain or loss on the Statement of Operations. Any upfront premiums paid are recorded as assets and any upfront fees received are recorded as liabilities and are shown as swap premiums paid and swap premiums received, respectively, if any, on the Statement of Assets and Liabilities and amortized over the term of the swap. A liquidation payment received or made at the termination or maturity of the swap is recorded as realized gain or loss on the Statement of Operations.

Total return swaps involve a commitment to pay or receive periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

High Income Fund enters into total return swaps to hedge exposure to a security or market.

The creditworthiness of the counterparty with which a Fund enters into a swap agreement is monitored by WRIMCO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Fund may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Collateral and rights of offset. A Fund may mitigate credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables against each other and/or with collateral, which is generally held by the Fund's custodian. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. The following tables present financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement as of March 31, 2016:

Assets

				Gross Amounts Not Offset on the Statement of Assets and Liabilities			
Fund	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	Net Amount Receivable
Global Bond Fund							
Unrealized appreciation on forward foreign currency contracts	$ 48	$—	$ 48	$—	$—	$ —	$ 48
High Income Fund							
Unrealized appreciation on forward foreign currency contracts[1]	$2,321	$—	$2,321	$—	$—	$(1,900)	$421
Unrealized appreciation on swap agreements	41	—	41	—	—	—	41
Total	$2,362	$—	$2,362	$—	$—	$(1,900)	$462

(1)Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities sold receivable.

Liabilities

				Gross Amounts Not Offset on the Statement of Assets and Liabilities			
Fund	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities	Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Pledged	Cash Collateral Pledged	Net Amount Payable
High Income Fund							
Unrealized depreciation on forward foreign currency contracts[1]	$136	$—	$136	$—	$—	$—	$136

(1)Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities purchased payable.

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of March 31, 2016:

Fund	Type of Risk Exposure	Assets — Statement of Assets & Liabilities Location	Value	Liabilities — Statement of Assets & Liabilities Location	Value
Global Bond Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	$48		$—
High Income Fund	Foreign currency		—	Unrealized depreciation on forward foreign currency contracts	19
	Interest rate	Unrealized appreciation on swap agreements	41		—

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the period ended March 31, 2016:

Fund	Type of Risk Exposure	Net realized gain (loss) on: Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Global Bond Fund	Foreign currency	$—	$—	$—	$—	$305	$305
High Income Fund	Foreign currency	—	—	—	—	(4)	(4)
	Interest rate	—	(962)	—	—	—	(962
Municipal High Income Fund	Interest Rate	—	—	512	—	—	512

Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the period ended March 31, 2016:

Fund	Type of Risk Exposure	Net change in unrealized appreciation (depreciation) on: Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Global Bond Fund	Foreign currency	$—	$—	$—	$—	$(36)	$(36)
High Income Fund	Foreign currency	—	—	—	—	(151)	(151)
	Interest rate	—	188	—	—	—	188
Municipal High Income Fund	Interest rate	—	—	70	—	—	70)

Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the period ended March 31, 2016, the average derivative volume was as follows:

Fund	Forward foreign currency contracts[1]	Long futures contracts[1]	Short futures contracts[1]	Swap agreements[2]	Purchased options[1]	Written options[1]
Global Bond Fund	$70	$—	$ —	$ —	$—	$—
High Income Fund	33	—	—	7,925	—	—
Municipal High Income Fund	—	—	4,796	—	—	—

(1) Average value outstanding during the period.
(2) Average notional amount outstanding during the period.

5. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. WRIMCO, a wholly owned subsidiary of Waddell & Reed, Inc. ("W&R"), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

Fund (M – Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $1,500M	Over $1,500M
Bond Fund	0.525%	0.500%	0.450%	0.400%
Cash Management	0.400	0.400	0.400	0.400
Global Bond Fund	0.625	0.600	0.550	0.500
Government Securities Fund	0.500	0.450	0.400	0.350
High Income Fund	0.625	0.600	0.550	0.500
Municipal Bond Fund	0.525	0.500	0.450	0.400
Municipal High Income Fund	0.525	0.500	0.450	0.400

Effective October 1, 2006, under terms of a settlement agreement, the management fee is payable at the following annual rates for those Funds included in the settlement agreement until September 30, 2016:

Fund (M – Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $1,500M	Over $1,500M
Bond Fund[1]	0.485%	0.500%	0.450%	0.400%
Global Bond Fund	0.590	0.600	0.550	0.500
Government Securities Fund	0.460	0.450	0.400	0.350
High Income Fund	0.575	0.600	0.550	0.500
Municipal Bond Fund	0.485	0.500	0.450	0.400
Municipal High Income Fund	0.485	0.500	0.450	0.400

(1)Effective October 8, 2007, upon completion of the merger of Limited-Term Bond Fund into Bond Fund, the management fee for Bond Fund is as follows: 0.475% of net assets up to $1 billion, 0.45% of net assets over $1 billion and up to $1.5 billion, and 0.40% of net assets over $1.5 billion.

WRIMCO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to WRIMCO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers for more information.

Accounting Services Fees. The Trust has an Accounting Services Agreement with WRSCO, doing business as WI Services Company ("WISC"), an affiliate of W&R. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M – Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Each Fund also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B and Class C shares, for each shareholder account that was in existence at any time during the prior month, each Fund (except Cash Management) pays a monthly fee of $1.6958 per account; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, InvestEd Portfolios and Ivy Funds) reaches certain levels. Cash Management pays a monthly fee of $1.75 for each shareholder account that was in existence at any time during the prior month plus, for Class A shareholder accounts, $0.75 for each shareholder check processed in the prior month. Government Securities Fund Class A, which also has check writing privileges, pays $0.75 for each shareholder check processed in the prior month. For Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. The Fund will reimburse WISC for such costs if the annual rate of the third-party per account charges for a Fund are less than or equal to $12.00 per account or an annual fee of 0.14 of 1% that is based on average daily net assets.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account (up to $18.00 per account), or a fixed rate fee (up to an annual fee of 0.20 of 1% that is based on average daily net assets), based on the average daily NAV of the omnibus account (or a combination thereof).

Distribution and Service Plan for Class A Shares. Under a Distribution and Service Plan for Class A shares adopted by the Trust pursuant to Rule 12b-1 under the 1940 Act, each Fund, other than Cash Management, may pay a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is paid daily to compensate W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class either directly or by third parties. For each of Bond Fund, Government Securities Fund, Municipal Bond Fund and Municipal High Income Fund, the Board of Trustees has limited payments to 0.237%, 0.232%, 0.237% and 0.247%, respectively, of the Fund's average Class A net assets on an annual basis. The Board may in the future, without shareholder approval, authorize payments up to a maximum of 0.25% of the Fund's average Class A net assets on an annual basis, if it determines to do so.

Distribution and Service Plan for Class B and Class C Shares. Under the Distribution and Service Plan adopted by the Trust for Class B and Class C shares, respectively, each Fund may pay W&R a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets attributable to that class to compensate W&R for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Sales Charges. As principal underwriter for the Trust's shares, W&R receives sales commissions (which are not an expense of the Trust) for sales of Class A shares. A CDSC may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A shares and is paid to W&R. During the period ended March 31, 2016, W&R received the following amounts in sales commissions and CDSCs:

	Gross Sales Commissions	CDSC Class A	CDSC Class B	CDSC Class C	Commissions Paid[1]
Bond Fund	$295	$ 1	$ 1	$—*	$ 197
Cash Management	—	713	—*	1	56,339
Global Bond Fund	70	—*	1	—*	50
Government Securities Fund	54	—*	—*	—*	42
High Income Fund	508	1	1	3	347
Municipal Bond Fund	181	1	—*	1	160
Municipal High Income Fund	285	10	1	2	250

Not shown due to rounding.
(1) W&R reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

Expense Reimbursements and/or Waivers. During the period ended March 31, 2016, the following amounts were waived as a result of the reduced management fees related to the settlement agreement:

Global Bond Fund	$ 88
Government Securities Fund	50
High Income Fund	125
Municipal Bond Fund	100
Municipal High Income Fund	100

For each of Bond Fund, Government Securities Fund, Municipal Bond Fund and Municipal High Income Fund, the Board of Trustees has limited Rule 12b-1 payments to 0.237%, 0.232%, 0.237% and 0.247%, respectively, of the Fund's average Class A net assets on an annual basis. During the period ended March 31, 2016, the following amounts represent the difference between 0.25% and the reduced Rule 12b-1 fees:

Bond Fund	$ 77
Government Securities Fund	22
Municipal Bond Fund	57
Municipal High Income Fund	13

WRIMCO has voluntarily agreed to reimburse sufficient expenses of any class of Cash Management to maintain a minimum annualized yield of 0.02%. This reimbursement serves to reduce shareholder servicing and/or distribution and service fees. For the period ended March 31, 2016, the following expenses were reimbursed:

Cash Management, Class A	$3,033
Cash Management, Class B	8
Cash Management, Class C	31

Any amounts due to the funds as a reimbursement but not paid as of March 31, 2016 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

6. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Trust and the Advisors Fund Complex (Ivy Funds, Ivy Funds Variable Insurance Portfolios and InvestEd Portfolios); referred to with the Funds for purposes of this section as Funds) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the period ended March 31, 2016.

7. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the period ended March 31, 2016, were as follows:

	Purchases U.S. Government	Purchases Other Issuers	Sales U.S. Government	Sales Other Issuers
Bond Fund	$89,258	$465,507	$62,347	$501,287
Cash Management	—	—	—	—
Global Bond Fund	26,368	20,785	126	68,405
Government Securities Fund	61,542	—	44,819	—
High Income Fund	—	286,098	—	435,388
Municipal Bond Fund	—	13,493	—	9,324
Municipal High Income Fund	—	35,617	—	15,858

8. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of no par value shares of beneficial interest of each class of each Fund. Transactions in shares of beneficial interest were as follows:

	Bond Fund				Cash Management			
	Six months ended 3-31-16 (Unaudited)		Year ended 9-30-15		Six months ended 3-31-16 (Unaudited)		Year ended 9-30-15	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	19,227	$ 119,976	39,313	$ 250,039	2,643,222	$ 2,643,222	5,716,676	$ 5,716,713
Class B	11	68	21	133	431	431	1,186	1,186
Class C	193	1,199	266	1,694	1,673	1,673	4,159	4,159
Class Y	23	141	452	2,895	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:								
Class A	3,959	24,562	4,345	27,573	144	144	268	268
Class B	7	41	6	38	—*	—*	—*	—*
Class C	25	153	22	138	1	1	1	1
Class Y	8	50	69	441	N/A	N/A	N/A	N/A
Shares redeemed:								
Class A	(26,179)	(163,408)	(47,312)	(300,600)	(2,529,526)	(2,529,526)	(5,638,837)	(5,638,874)
Class B	(89)	(556)	(228)	(1,454)	(433)	(433)	(803)	(803)
Class C	(164)	(1,022)	(456)	(2,892)	(2,639)	(2,639)	(4,064)	(4,064)
Class Y	(25)	(155)	(4,089)	(25,955)	N/A	N/A	N/A	N/A
Net increase (decrease)	(3,004)	$ (18,951)	(7,591)	$ (47,950)	112,873	$ 112,873	78,586	$ 78,586

	Global Bond Fund				Government Securities Fund			
	Six months ended 3-31-16 (Unaudited)		Year ended 9-30-15		Six months ended 3-31-16 (Unaudited)		Year ended 9-30-15	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	9,055	$ 31,786	31,538	$ 117,695	10,172	$ 56,021	13,208	$ 72,910
Class B	9	32	26	97	18	100	24	134
Class C	48	166	344	1,296	72	400	198	1,099
Class Y	936	3,284	3,024	11,262	209	1,153	74	410
Shares issued in reinvestment of distributions to shareholders:								
Class A	2,000	7,034	5,968	22,274	299	1,645	640	3,530
Class B	2	9	13	48	—*	1	1	4
Class C	14	50	55	205	2	9	6	33
Class Y	197	693	491	1,830	4	23	8	42
Shares redeemed:								
Class A	(34,260)	(120,385)	(56,907)	(211,312)	(7,664)	(42,099)	(14,951)	(82,513)
Class B	(109)	(384)	(305)	(1,132)	(22)	(120)	(84)	(463)
Class C	(378)	(1,330)	(1,148)	(4,259)	(62)	(343)	(521)	(2,874)
Class Y	(2,297)	(7,983)	(1,882)	(6,972)	(86)	(474)	(88)	(488)
Net increase (decrease)	(24,783)	$ (87,028)	(18,783)	$ (68,968)	2,942	$ 16,316	(1,485)	$ (8,176)

*Not shown due to rounding.

	High Income Fund				Municipal Bond Fund			
	Six months ended 3-31-16 (Unaudited)		Year ended 9-30-15		Six months ended 3-31-16 (Unaudited)		Year ended 9-30-15	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	21,251	$ 133,296	46,299	$ 329,807	10,985	$ 83,483	17,978	$ 136,478
Class B	23	142	53	373	1	4	5	35
Class C	333	2,088	927	6,625	213	1,622	376	2,852
Class Y	2,365	15,015	5,416	38,654	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:								
Class A	9,460	59,108	22,280	157,975	1,481	11,231	2,844	21,533
Class B	26	163	78	556	1	7	2	16
Class C	165	1,031	463	3,284	18	137	35	268
Class Y	1,736	10,841	3,938	27,923	N/A	N/A	N/A	N/A
Shares redeemed:								
Class A	(42,891)	(267,466)	(59,728)	(425,087)	(10,315)	(78,417)	(20,027)	(151,883)
Class B	(178)	(1,102)	(410)	(2,924)	(15)	(115)	(17)	(131)
Class C	(1,191)	(7,395)	(2,324)	(16,562)	(164)	(1,247)	(543)	(4,115)
Class Y	(3,662)	(22,819)	(8,428)	(59,734)	N/A	N/A	N/A	N/A
Net increase (decrease)	(12,563)	$ (77,098)	8,564	$ 60,890	2,205	$ 16,705	653	$ 5,053

	Municipal High Income Fund			
	Six months ended 3-31-16 (Unaudited)		Year ended 9-30-15	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	17,021	$ 83,526	31,444	$ 155,595
Class B	1	5	4	20
Class C	672	3,299	1,339	6,605
Class Y	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:				
Class A	3,036	14,895	5,858	28,921
Class B	3	15	7	36
Class C	80	390	159	783
Class Y	N/A	N/A	N/A	N/A
Shares redeemed:				
Class A	(15,204)	(74,659)	(29,950)	(147,716)
Class B	(28)	(135)	(71)	(350)
Class C	(631)	(3,099)	(1,714)	(8,446)
Class Y	N/A	N/A	N/A	N/A
Net increase	4,950	$ 24,237	7,076	$ 35,448

9. COMMITMENTS

Bridge loan commitments may obligate a Fund to furnish temporary financing to a borrower until permanent financing can be arranged. In connection with these commitments, the Fund earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income on the Statement of Operations. At March 31, 2015, there were no outstanding bridge loan commitments.

10. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at March 31, 2016 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Bond Fund	$1,188,642	$35,025	$ 12,009	$ 23,016
Cash Management	1,478,246	—	—	—
Global Bond Fund	666,213	15,962	66,512	(50,550)
Government Securities Fund	263,073	5,182	320	4,862
High Income Fund	2,119,279	16,663	244,357	(227,694)
Municipal Bond Fund	795,691	90,599	1,062	89,537
Municipal High Income Fund	824,444	70,996	41,280	29,716

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended September 30, 2015 and the post-October and late-year ordinary activity were as follows:

Fund	Distributed Ordinary Income	Undistributed Ordinary Income	Distributed Long-Term Capital Gains	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Bond Fund	$ 28,664	$1,211	$ —	$12,023	$—	$ —	$—
Cash Management	257	95	—	—	—	—	—
Global Bond Fund	24,794	3,288	—	—	—	10,595	—
Government Securities Fund	3,730	125	—	—	—	—	—
High Income Fund	167,879	1,361	30,342	—	—	27,049	—
Municipal Bond Fund	23,957	1,386	—	—	—	8,170	—
Municipal High Income Fund	36,307	432	—	—	—	3,184	—

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal year late-year ordinary losses that arise from the netting of activity generated between each November 1 and the end of its fiscal year on certain specified ordinary items.

Accumulated capital losses represent net capital loss carryovers as of September 30, 2015 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. Under the Regulated Investment Company Modernization Act of 2010 (the "Modernization Act"), a Fund is permitted to carry forward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. Any losses incurred during those future taxable years will be required to be utilized prior to any losses incurred in pre-enactment taxable years which have only an eight year carryforward period. As a result of this ordering rule, pre-enactment capital loss carryovers may expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term capital losses rather than being considered all short-term as under the previous law. The Fund's first fiscal year end subject to the Modernization Act was September 30, 2012. The following table shows the expiration dates for capital loss carryovers from pre-enactment taxable years and the amounts of capital loss carryovers, if any, by each of the applicable Funds electing to be taxed as a regulated investment company during the year ended September 30, 2015:

Fund	Pre-Enactment 2016	2017	2018	2019	Post-Enactment Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
Bond Fund	$—	$ —	$ —	$ —	$ —	$ —
Cash Management	—	—	111	215	—	—
Global Bond Fund	—	—	—	—	688	6,135
Government Securities Fund	—	—	—	—	3,042	226
High Income Fund	—	—	—	—	—	—
Municipal Bond Fund	—	—	53	56	—	4,006
Municipal High Income Fund	—	504	16,061	—	1,047	3,276

11. REGULATORY AND LITIGATION MATTERS

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, "Waddell & Reed") reached a settlement with the SEC to resolve proceedings brought in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order ("SEC Order"), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed agreed to pay $40 million in disgorgement and $10 million in civil money penalties.

Pursuant to the terms of the SEC order, the $50 million in disgorgement and civil penalties, plus accrued interest ("Fair Fund"), must be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with W&R and as approved by the SEC, using a distribution methodology acceptable to the Funds' Disinterested Trustees. The SEC Order also required that the independent distribution consultant develop the distribution methodology pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. On July 15, 2014, the SEC ordered that the Fair Fund be distributed to investors as provided for in the distribution plan.

The foregoing is only a summary of the SEC Order. A copy of the SEC Order and the distribution plan are available on the SEC's website at www.sec.gov.

PROXY VOTING INFORMATION
Waddell & Reed Advisors Funds

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how each Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION
Waddell & Reed Advisors Funds

Portfolio holdings can be found on the Trust's website at www.waddell.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

TO ALL TRADITIONAL IRA PLANHOLDERS:
Waddell & Reed Advisors Funds

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed financial adviser or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

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The Waddell & Reed Advisors Funds Family

Global/International Funds

Waddell & Reed Advisors Global Growth Fund

Domestic Equity Funds

Waddell & Reed Advisors Accumulative Fund

Waddell & Reed Advisors Core Investment Fund

Waddell & Reed Advisors Dividend Opportunities Fund

Waddell & Reed Advisors New Concepts Fund

Waddell & Reed Advisors Small Cap Fund

Waddell & Reed Advisors Tax-Managed Equity Fund

Waddell & Reed Advisors Value Fund

Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds

Waddell & Reed Advisors Bond Fund

Waddell & Reed Advisors Global Bond Fund

Waddell & Reed Advisors Government Securities Fund

Waddell & Reed Advisors High Income Fund

Waddell & Reed Advisors Municipal Bond Fund

Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds

Waddell & Reed Advisors Cash Management

Specialty Funds

Waddell & Reed Advisors Asset Strategy Fund

Waddell & Reed Advisors Continental Income Fund

Waddell & Reed Advisors Energy Fund

Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus, or summary prospectus, carefully before investing.